SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 2, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2012 to December 31, 2012)

Investor Relations
Financial Office
1692-1 Seocho-dong, Seocho-gu
Seoul, 137-882
Korea

29 April, 2013

Financial Conduct Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Dear Sir/Madam,

I, Bum Joon Kim, Executive Vice President and Chief Financial Officer of KT Corporation (“KT”), as the person responsible for the submission of the annual financial report pursuant to Section 18.4.3A of Listing Rule and Section 4.1.3R of Disclosure and Transparency Rule, have reviewed the information contained herein and find that, to the best of my knowledge and having taken all reasonable care to ensure accuracy the information is in accordance with the facts and contains no omission likely to affect its import.

In particular, I confirm that:

(a) the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of KT and its subsidiaries included in the consolidation taken as a whole; and

(b) the management report includes a fair review of the development and performance of the business and the position of KT and its subsidiaries included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

In addition, all information provided by third parties has been accurately reproduced and, as far as KT is aware and is able to ascertain from information published by third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Yours faithfully,

Name:	Bum Joon Kim
Position:	Executive Vice President and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012 AND 2011 AND INDEPENDENT AUDITORS’ REPORT

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I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business;

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, devices and facilities;

6.	Advertisement business;

7.	Telecommunications retail business;

8.	Development of information and technology, and electrical infrastructure;

9.	Real estate and housing business;

10.	Electronic banking and finance business;

11.	Education and learning services business;

12.	Security services business (including machinery system surveillance services and facilities security services);

13.	Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;

14.	Telecommunications services business, including frequency-based telecommunications business;

15.	Value-added telecommunications business;

16.	Production, supply (screening) and distribution of music albums, music videos, movies, videos and games.

17.	Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;

18.	Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;

19.	Overseas and export and import trade related to activities mentioned in items 14 through 18;

20.	Travel agency business;

21.	(Deleted)

22.	Alternative energy generation business

23.	Health Bioinformatics business

24.	Military telecommunication equipment manufacturing business; and

25.	Energy inspection, energy conservation, and other energy use rationalization business

26.	Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

206 Jungja-dong

Bundang-gu, Seongnam-city

Kyeonggi-do 463-711

Korea

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(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, which KT held a 54.25% interest in, and on June 1, 2009, the merger was completed.

•

At the annual shareholders’ meeting held on March 11, 2011, KT shareholders approved the addition of health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, device and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the CEO and President of KT at the annual shareholders’ meeting held on March 16, 2012.

•

At the annual shareholders’ meeting held on March 15, 2013, KT shareholders approved the addition of energy inspection, energy conservation, and other energy use rationalization business to KT’s business objectives.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of December 31, 2012)	(Unit: Shares)
	Type of Shares
Category	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000

II. Total Number of Issued Shares	312,899,767	312,899,767

III. Total Number of Shares Reduced	51,787,959	51,787,959

1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,389,417	17,389,417
VI. Current Number of Issued and Outstanding Shares	243,722,391	243,722,391

B. Status of Capital Increase/Decrease

(As of December 31, 2012)		(Unit: Won, Shares)
		Details of Issued (Retired) Shares
Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

•	For the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by Won 3.5 billion as follows.

			(Unit: Won)
Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

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C. Acquisition and Disposal of Treasury Shares

(As of Dec 31, 2012)						(Unit: Shares)
Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (–)	Retirement (–)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	17,449,209	—	59,792	—	17,389,417
		Preferred Shares	—	—	—	—	—
	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	361,353	—	361,353	—	—
		Preferred Shares	—	—	—	—	—
Subtotal		Common Shares	17,810,562	—	421,145	—	17,389,417

		Preferred Shares	—	—	—	—	—

Indirect Acquisition (e.g. Trust Contract)		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Total		Common Shares	17,810,562	—	421,145	—	17,389,417

		Preferred Share	—	—	—	—	—

•	The above “Beginning of Term” means as of January 1, 2012 and “End of Term” means as of December 31, 2012.

•	Details of share buyback and retirement of treasury shares from January 1, 2012 to December 31, 2012 are as follows.

(1) Acquisition of Treasury Shares

•	Not Applicable

(2) Disposition of Treasury Shares (421,145 shares)

•	April 10, 2012: Disposition of treasury shares in connection with the exercise of stock options (361,353 shares)

•	May 21, 2012: Disposition of treasury shares to distribute long-term performance based bonus payments to company executives (59,792 shares)

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•

Association Account: The Employee Stock Ownership Association exercises its voting right in a manner that is exactly in proportion to the number of association members who wish to exercise their voting rights.

•

Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

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(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2012)			(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	34,002	33,940
Association Member Account	Common Shares	3,255,944	3,090,671

Total		3,289,946	3,124,611

4. Voting Rights

(As of December 31, 2012)			(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	-

	Preferred Shares	—

Shares without Voting Rights (B)	Common Shares	17,476,002	Including Treasury Shares & BC Card stake
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	-	—	-
Shares with Reestablished Voting Rights (D)	-	—	-
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,635,806	-
	Preferred Shares	—

•	Shares without voting rights under the Commercial Code of Korea: 17,389,417 treasury shares held through treasury stock funds and 86,585 shares owned by BC Card.

5. Dividends and Related Matters

A. Dividends

The shareholder return policy of KT is to pay its shareholders minimum Won 2,000 dividend until FY2014. However, KT’s return policy is subject to alter depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2012	FY2011	FY2010
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		719,351	1,289,055	1248,846
Net Profit per Share (Won)		2,953	5,299	5,135
Year-end Cash Dividend (in Millions of Won)		487,445	486,602	586,150
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		67.8	37.7	46.9
Rate of Return on Cash Dividend (%)	Common Shares	5.2	5.3	5.0
	Preferred Shares	—	—	—
Rate of Return on Share Dividend (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	2,000	2,000	2,410
	Preferred Shares	—	—	—
Share Dividend per Share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

•	The dividend-related information is based on KT stand-alone results.

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II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

•	Telecommunication (KT, KT Powertel)

The existing markets for fixed-line telephony, broadband internet and mobile communications in Korea have reached their maturity. At the same time, with technical advances and changes in customer demands, the communications industry has been moving towards to a convergence with different technologies and industries.

KT had successfully shifted the mobile industry paradigm from the voice-centric market to the data-centric market by introducing iPhone from Apple to the Korean market at the end of 2009. KT further strengthened its handset competitiveness by introducing various types of smartphone handsets such as iPhone4S (Apple), Galaxy-S2 (Samsung), and Optimus-Black (LGE). In 2012, KT also introduced smartphones models including Galaxy-S3 (Samsung), Galaxy-Note2 (Samsung), Optimus-G (LGE), Vega-Racer3 (Pantech) and iphone5 (Apple) and focused on acquiring LTE customers.

In addition, in anticipation of an explosion in wireless data traffics, KT has been seeking to maximize its usage of 3W (WCDMA, WiFi, WiBro) networks and applied CCC (Cloud Communication Center) technology to its LTE networks in 2012, which enhanced KT’s mobile data traffic speed and stabilized its mobile service quality. KT also introduced ‘olleh market’ (KT’s appstore) and developed various applications such as ‘Genie’ (music streaming service using Cloud) and ‘olleh tv now’ (n-screen service with IPTV channels and VODs). In addition, KT enhanced its competitiveness of media business by promoting ‘olleh TV skylife’, a hybrid service combining HD satellite channels of KT Skylife and VODs of KT’s IPTV.

Meanwhile, TRS (Trunked Radio System) service, which combines nation-wide radio communication, 0130 mobile calls and wireless data, is expected to sustain its growth in the foreseeable future, mainly focused on specific markets such as logistics and industrial sites. Finally, NI / SI (Network Integration / System Integration) are expanding business boundary as we move into the convergence era of information and communication technology (ICT)-based smart society such as green IT, cloud computing, BcN, etc.

•	Credit Cards Business (BC Card)

In 1982, five domestic banks (Chohung, Commercial, First Korea, Hanil, Seoul Trusts) established Banks’ Credit Card Association (the predecessor of BC Card) and launched their card operations. Today’s credit card business shape was formed when the Credit Card Industry Act was enacted in 1987. In 2009, the government expanded possible credit cards’ payment accounts that had been limited to Commercial Bank’s accounts into CMA accounts of financial investment companies, which were allowed to issue CMA-based credit cards. Credit card industry has been expanding its business scale with the government’s credit card proliferation policy of which was designed to help the government correctly charge the taxable income. Recently, it is reinforcing its risk management in order to enhance profitability.

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•	Satellite Broadcasting Service (KT Skylife)

Since the broadcasting service becomes increasingly more integrated with the telecommunication, its value chain in the media industry has been reshuffled. New broadcasting communication technologies such as digital conversion and broad band of broadcasting along with convergence between broadcasting and telecommunication are spreading into the all industry areas. As a result, more customized broadcasting services are available to satisfy the customer needs.

•	Car Rental Business (KT Rental)

Along with increase in per capita income as well as economic growth, Korean consumers have increasingly attentive to car rental business because of its convenience. Accordingly, Korean car rental business began its noticeable growth. Further, since rental car demands from government offices and corporate for business uses have escalated, Korean car rental industry has been showing continuous growth.

•	Online contents creation and e-commerce (KT Hitel)

The internet service is a promising knowledge-based industry that can produce high added-values without production costs, such as raw materials and large-scale facilities, logistics cost and restrictions of sales area. The internet service market is rapidly expanding its territory from wired internet services of desk-top PC to mobile internet services. And, this provides new opportunities of excavating various business models. Smart mobile lifestyle is rapidly settling in our daily life as it becomes easier to use mobile internet anytime, anywhere. In tandem with these circumstances, KT Hitel has launched a variety of mobile internet services such as ‘Pudding Camera’, ‘Pudding Face Recognition’, ‘I’m In’ and ‘Pudding. to’.

•	Security and Guards (KT Telecop)

Because of a continuous rise in income, increasing participation by women in the public affairs and the impact of an aging society, consumers are more and more security conscious. The traditionally less volatile security market, with its high market entry barriers, is a stable business with high growth prospects. In addition, the existing simple electronic security market is developing into an integrated security market, which includes personal security and SI (system integration). And its market is expected to grow into an integrated safety management industry by blending with relevant industries.

•	Lease and Corporate Loan (KT Capital)

Installment finance refers to lending capital to individual customers when they purchase goods that are costly, such as automobiles, machinery or real estates, and charging monthly installments which includes principle and interests. Lease refers to an agreement between two parties whereby one party allows the other to use his/her property for a certain period of time in exchange for a periodic fee. Mostly, finance companies offer both installment finance and lease services.

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(2) Growth of the Industry

•	Telecommunication (KT, KT Powertel)

	(Unit: thousand persons)
Category	2012	2011	2010
Broadband internet Subscribers	18,253	17,860	17,219
Local Telephone Subscribers	18,261	18,862	19,273
Mobile Phone Subscribers	53,624	52,507	50,767
TRS Subscribers	384	382	378

•	The 2010 to 2012 data were provided by the Korea Communications Commission (www.kcc.go.kr).

•	Credit Cards Business (BC card)

Annual Credit Card Transaction Market

Category	2011	2010	2009
Transaction amount (KRW billion)	468,883	397,092	337,103
YoY growth (%)	18.1	17.8	10.1

•	BC Card’s internal data, the 2012 figures are not available yet.

•	Satellite Broadcasting Service (KT Skylife)

In the future, broadcasting and telecommunication operators will provide not only voice and data with IPTV and VoIP but also offer interactive satellite and mobile services that integrate wireless and wireline characteristics.

Paid-TV subscriber trend

		(Unit: person)
	Subscribers (No. of Lines)
Paid TV Market	2012	2011	2010
Subscribers	25,269,752	23,114,017	21,548,197

•	Source: Paid-TV Providers

•	Online contents creation and e-commerce (KT Hitel)

The mobile internet market is growing rapidly with proliferation of smartphones compared to stagnant wired internet industry. Recently (2012.7.27), ABI research forecasted that global mobile data traffic will reach 107bn GB within 5 years (2017), which is 8 times more than the current data traffics. Therefore, advertising revenue is expected to grow sharply with the increase of mobile usage hours (Source: eMarketer 2011. 12)

•	Security and Guards (KT Telecop)

In the domestic security industry, affected by developments in electronics, computer, internet, telecommunications and film industries, value-added products are being introduced to the market. With an expectation of disposable income to grow continuously, the relevant security industry should continue to yield stable growth in coming years.

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•	Car Rental Business (KT Rental)

Domestic car rental market has shown stable growth along with increases in car sales. And the portion of rental cars to the registered vehicles has maintained above 2%. Considering past growth trend and expected increase in per capita income, the portion of rental cars to the registered vehicles will steadily rise.

Numbers of registered vehicles and rental cars in Korea

	(Units: 1,000, %)
	2012	2011	2010	2009	2008
Number of registered vehicles	18,870	18,437	17,941	17,325	16,794
Number of registered cars	14,577	14,198	13,632	13,024	12,483
Number of registered rental cars	325	289	258	216	200
Growth rate of registered rental cars	12.46%	11.98%	19.44%	8.00%	12.21%
Rental cars to registered cars ratio	2.23%	2.03%	1.89%	1.66%	1.60%

•	Source: Ministry of Land, Transport and Maritime Affairs / Korea Rent-A-Car Association

•	Lease and Corporate Loan (KT Capital)

(a) Lease Items

	(Unit: KRW billion)
Items	2011	2010	2009
Industrial machinery	2.294.5	1,663.4	896.0
Transportation equipment	6,524.7	6,338.8	4,876.4
Medical devices	890.3	836.8	508.0
Pollution prevention equipment	1.1	0.7	0.9
Equipment for Science and Technology	525.3	722.0	800.4
Telecommunication Equipment	122.1	163.1	191.0
Industrial equipment for distribution	36.8	10.0	5.3
Other	207.0	242.2	172.0

Total	10,601.8	9,977.0	7,450.0

•	Source: Credit Finance Association (2012 data unpublished)

(b) Installment Finance

	(Units: KRW billion, thousand items)
	2011		2010		2009
Items	Items	Amounts	Items	Amounts	Items	Amounts
Durables	619	9,391.6	623	9,322.6	427	6,247.2
Machinery	12	619.0	13	690.3	9	389.3
Others	3	89.6	3	62.3	1	25.8

Total	642	11,017.8	643	10,453.2	440	6,983.0

•	Source: Credit Finance Association (2012 data unpublished)

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(3) Characteristics of Market Fluctuations and Seasonality

•	Telecommunication (KT, KT Powertel)

The demand for communications services does not fluctuate greatly with the economic conditions because such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived as necessities rather than a luxury service. Unless there is a severe economic downturn, the customer churn rate is relatively stable. Moreover, the revenue from paid-TV service is based on monthly subscription fees, which are resilient to seasonality.

•	Car Rental Business (KT Rental)

Short-term rental market (less than one-year rental) generates more than 6% of revenue growth in summer due to a huge increase in demand for summer vacation compared to other seasons. Long-term rental market shows a temporary demand fluctuation in December and January due to personnel changes in corporate and fiscal year ending.

•	Online contents creation and e-commerce (KT Hitel)

Contents market has been less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. But normally, it is considered that the first and third quarters covering student vacations are typically peak seasons, whereas the second and fourth quarters covering student semester are considered low demand seasons. However, looking at the recent trend, the market is more affected by content line-ups rather than seasonal factors.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. But, the domestic economic slowdowns and price competition may dampen the growth outlook.

•	Lease and Corporate Loan (KT Capital)

Seasonality in credit finance industry is not clearly evident, but lease and installment payment markets are affected by the macro economy. Seasonality is also indistinctive for the new tech finance market.

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(4) Competition

•	Telecommunication (KT, KT Powertel)

KT

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable television & relay wired broadcasting operators)

•	Mobile communications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile internet (WiBro): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission

•	Specific telecommunications service providers: registration is required

•	Value-added telecommunications service providers: reporting is required

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

KT Powertel

KT Powertel aims to expand its market share by taking advantage of TRS’ (Trunked Radio System) uniqueness as an alternative service for mobile operators.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card and Hana-SK Card

(b) Market Entry Requirements

•	Not applicable

(c) Factors of Competition

•	Member sizes, the number of card transactions, member stores, and the number of issued cards

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•	Satellite Broadcasting Service (KT Skylife)

(a) Competitors

The terrestrial broadcasting includes radio, television and terrestrial DMB. As of end-2012, there are 32 broadcasters in Korea – 3 terrestrial broadcasting companies which offer both television and radio channels (KBS, EBS and MBC) and 29 provincial broadcasters including 18 local MBC, SBS and OBS. There are 21 service providers offering only radio broadcasting, and 19 terrestrial DMB providers.

The paid-TV market is segmented by the operator base such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. In 2012, the number of cable TV operators decreased from 94 to 93. The number of relay wired broadcasting operators also decreased by one to 96, declining from 638 relay wired broadcasting operators in 2001 due to M&A or closure of business.

There is currently one satellite service provider; KT Skylife (launched its service in March 2002). TU Media (launched its service in May 2005 and merged with SK Telink in November 2010) terminated its service on August 31, 2012.

The IPTV service was first commercialized in November 2008 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT(olleh TV), SK Broadband(B TV) and LGU+ (LG U+ TV). The IPTV service is regulated by different regulations from those of cable TV business and satellite broadcasting business.

(b) Market Entry Requirements

Its regulation seems one of the entrance barriers in the paid-TV market. Not only that, paid-TV operators need to build economy of scales and to secure networks and contents sourcing.

(c) Factors of Competition

Main competing factors are channel availability, advertising and program production. Securing meaningful market share is also crucial for IPTV providers to be successful. Additionally, market share, vertical integration and regulatory environment are also other important aspects in the competitive dynamics.

•	Car Rental Business (KT Rental)

Car rental market is firmly positioned as a service industry since large companies have participated in this market from 2005. Currently, the market players are divided into two groups showing polarization. The first group is nationwide mid- to large-sized companies supported by the capital injection from large companies or consolidated through the M&A within mid-sized local companies. The second group is local small companies which operate on only local base. The first group’s market share has been on rising trend and the top 5 companies should further expand their market shares. KT Rental stands as the market leader in terms of the market share after the M&A with Kumho Rent Car. Going forward, KT Rental should solidify its market leadership by offering differentiated products and service enhancement.

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•	Online contents creation and e-commerce (KT Hitel)

Contents market is expected to grow continuously, receiving a spotlight as a high value-added business based on N-screen. Especially in the IP publication rights market, its competition seems to be heated with entries of numerous large companies. Nevertheless, KT Hitel has built a stable and diverse line-up portfolio with stable investments in publication rights every year. As a result, KT Hitel owns the most IP film rights in the country. Also, as the company owns numerous N-screen publication rights, KT Hitel should continue its leadership in the new platform markets such as the mobile platform.

•	Security and Guards (KT Telecop)

The safety market is currently dominated by three companies; KT Telecop, S1 and ADT Caps. KT Telecop has recently launched high tech services such as the video security services (Telecop-i, Smart CCTV, Smart Guard, Kids View, etc.) and the Building IT Convergence service. The entrance barriers in the security business include government regulations and the security licensing (machinery guard, facility guard, special guard and personnel protection). Also, other barriers are new comers should possess nationwide mobilization/control/AS service, brand value, distribution network and dispatch area, etc.

•	Lease and Corporate Loan (KT Capital)

According to the Credit Finance Act (Article 5-1), credit finance companies are required for mandated criteria such as a minimum capital amount (W20bn for up to two credit finance companies and W40bn for three and more), capital adequacy, prudent credit limit, liquidity and risk management. Nevertheless, entry barriers to credit finance industry are fairly low compared to other financial industries such as banking, insurance and credit card markets. However, except for auto loans, the current domestic credit loan market is not sizable enough and many small players are competing for a market share, resulting in very severe competitions.

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(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws: Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws: Radio Regulation Law

•	Information related laws: Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws: Broadcasting Law, internet Multimedia Broadcasting Business Law (IPTV related), etc.

(b) Government Regulations

The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

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B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT Powertel)

The Korean communications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP) and price competition. Despite of the unfavorable environment, KT has made continuous efforts for cost-cutting and innovation of customer values. In order to communicate with customers efficiently, KT introduced its new brand name “olleh”. As a result, KT has maintained 8,037 thousands of broadband subscribers, 15,121 thousands of PSTN subscribers and 16,502 thousands of mobile subscribes as of end-2012.

Considering the highly saturated mobile phone market in Korea (107.2% penetration with 5,362 thousands subscribers as of end-2012), growth potential by adding new subscribers or raising voice service plans are limited. In such an environment, however, the mobile data business is considered as the only growth engine.

At the end of 2009, KT had not only successfully switched the paradigm of competition from voice- to data-centered services by introducing Apple’s iPhone to the Korea market but also enhanced its competitiveness by introducing emerging devices including iphone4 and ipads. KT is leading the market in terms of smartphone penetration in Korea with 10.26 million (62% of KT’s mobile subscribers) of smartphone subscribers including 3.9 million LTE users as of end-2012. In order to promote the data usage, KT increased data traffics of mobile subscribers and, by utilizing its 3W (WCDMA, WiFi, WiBro) networks to build “Mobile Woderland”, KT is making its best efforts to differentiate its network quality.

Although KT was late in launching LTE service against its peers, it had completed 84-cities nationwide deployment within four-month span in April 2012. With speedy construction of LTE networks and adoption of advanced LTE WARP technology, KT plans to offer the best service quality to customers. With its LTE WARP technology, KT received the Award of Best Network Operator at LTE World Summit held in May 2012. In August 2012, KT introduced LTE data carryover pricing plan and enhanced its competitiveness. In the contents area, KT is trying to increase usage of smartphones by offering ‘Genie’, 58 live broadcasting channels and ‘olleh tv now’ (25,000 VODs).

In the PSTN business, KT owns 82.8% of market share as of end-2012 with its high brand value and loyalty of customers. However, the market share has been continuously declined with intensified market competition. Competitors introduced fixed-mobile bundle services and focus on PSTN marketing with competitive price plans. PSTN revenue should continue to decline because of the fixed-mobile and voice-data substitution trends. Nevertheless, KT has been trying to mitigate its revenue decline through various price plans and valuable customer services with the CRM system.

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In the broadband internet arena, KT will aim to improve its customer value and marketing power by continually providing Fiber-To-The-Home (FTTH) services.

In order to maximize the fixed-mobile synergy, KT has introduced diverse bundling plans such as ‘olleh Toong’, ‘Unlimited plan for family’, ‘Family sponsor’, and ‘olleh together’. KT also launched ‘ucloud’ service and ‘olleh KT club’ which is a customer loyalty program for both fixed and mobile subscribers.

•	Credit Cards Business (BC Card)

BC Card’s main businesses include the recruit of credit card merchants, processing transaction of credit card payments, and credit card issuing as a surrogate for credit finance corporations under Specialized Credit Financial Business Act. In addition, BC Card is providing services to card holders such as money transfer, insurance, telecommunication sales and travel business.

•	Satellite Broadcasting (KT Skylife)

KT Skylife is leading the market with its competitive edge in HD channels and the hybrid service with KT’s IPTV. Moreover, its strong stance in the distribution led the subscribers to increase over 3.8 million. As a result, in 2012, subscriber gross additions were 864 thousand leading to 3.79 million total subscribers, meaning net additions of 529 thousand in the year.

•	Car Rental Business (KT Rental)

Car rental market is categorized into the short-term rental (less than one year) and the long-term rental (more than one year). The rental fee of short-term rental is relatively high compared to the original cost so that its payback period is short. However, if its turnover is low due to weak sales marketing, there is a risk that the return rate may deteriorate. For the long-term rental, it guarantees a stable return during average 3 years of rental period. However, during the contact period, if the client breaches the contract or defaults the fee, there may be a negative impact to the company’s profitability.

•	Online contents creation and e-commerce (KT Hitel)

In the middle of highly competitive mobile market, its mobile services maintain a leading position in the market. Especially, users of Pudding series of which includes ‘Pudding face recognition’, ‘Pudding Camera’ and ‘Pudding .to’ have increased in the overseas as well as in the domestic. And, Pudding series has exceeded 30 mil downloads as of end-June (48% of ‘Pudding camera’ and 40% of ‘Pudding. to’ are overseas users).

•	Security and Guards (KT Telecop)

So far, security companies have focused on price competition in an attempt to increase market share. In the future, it is expected that quality centric competition, rather than price driven competition, will intensify. We anticipate the launch of numerous new products and various additional services. Moreover, competition for skilled personnel to strengthen sales force seems likely to increase. KT Telecop provides personnel guard, CCTV and access control through machinery security as an individual base or an integrated system. It also provides BMS service in connection with customer’s ERP system. Based on these services KT Telecop is pursuing differentiated strategies by expanding into video security, in-building and FM businesses.

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•	Lease and Corporate Loan (KT Capital)

KT Capital has been offering various machinery leases and new tech financing services. Installment finance was mainly involving automobiles but KT Capital has recently expanded its business to include installment financing for construction machinery as well. As for the synergy project with KT, based on its assets, KT Capital is in a broad range of businesses in various sectors such as investments for new technology. Also, it is expanding into credit financing businesses including financial lease and IT venture investment.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

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(2) Market Share

•	Telecommunication (KT, KT Powertel)

Category	Operator	Market Share (%)
		2012	2011	2010
Local Telephone (Number of Subscribers)	KT	82.8	84.3	85.7
	SK Broadband	14.5	13.3	12.2
	LG U+	2.7	2.4	2.1
Mobile Telephone (Number of Subscribers)	KT	30.8	31.5	31.6
	SK Telecom	50.3	50.6	50.6
	LG U+	18.9	17.9	17.8
Broadband internet (Number of Subscribers)	KT	44.0	43.8	43.1
	SK Broadband	24.1	23.5	23.1
	LG U+	15.0	15.7	16.1
	Service Operators	16.9	17.0	17.7
TRS (Number of Subscribers)	KT Powertel	97.5	96.4	96.0
	Regional operators	2.5	3.6	4.0

•	The above data were provided by the Korea Communications Commission (www.kcc.go.kr).

•	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

•	TRS regional operators include T-on Telecom, Powertel TRS and Daesung Global Networks.

•	Credit Cards Business (BC Card)

Category	2012	2011	2010
Card transaction M/S	25.0%	26.2%	29.4%

•	Source: BC Card’s internal data

•	Car Rental Business (KT Rental)

Major car rental companies and market share status

	(Unit: each)
Companies	End-2012		End-2011		End-2010
	Number of Cars	M/S	Number of Cars	M/S	Number of Cars	M/S
KT Rental	72,861	22.40%	61,191	21.20%	58,877	22.84%
AJ Rent-A-Car	46,741	14.37%	40,767	14.10%	38,126	14.79%
Hyundai Capital	32,024	9.84%	28,747	10.00%	23,958	9.30%
Dongbu Express	5,706	1.75%	7,498	2.60%	7,967	3.09%
Red Cap Tour	11,322	3.48%	10,981	3.80%	9,143	3.55%
Others	156,680	48.16%	139,450	48.30%	119,680	46.43%

Total	325,334	100.00%	288,634	100.00%	257,751	100.00%

•	Source: Korea Rent-A-Car Association

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•	Satellite Broadcasting (KT Skylife)

Paid-TV market share (December 31, 2012)

Companies	Digital Market		Analog Market		Total Paid TV
	Subscriber	M/S	Subscriber	M/S	Subscriber	M/S
- T-broad	1,020,154	6.56%	2,119,177	21.83%	3,139,331	12.42%
- CJ Hello Vision	1,485,689	9.55%	2,020,524	20.81%	3,506,213	13.88%
- CNM	1,441,618	9.26%	1,015,829	10.46%	2,457,447	9.72%
- CMB	79,060	0.51%	1,269,548	13.08%	1,348,608	5.34%
- Hyundai HCN	547,874	3.52%	756,370	7.79%	1,304,244	5.16%

Total MSO	4,574,395	29.40%	7,181,448	73.97%	11,755,843	46.52%

Minor SO Total	621,832	4.00%	2,527,342	26.03%	3,149,174	12.46%

SO Total	5,196,227	33.39%	9,708,790	100.00%	14,905,017	58.98%

Satellite broadcasting	3,790,820	24.36%			3,790,820	15.00%

IPTV Total	6,573,915	42.25%			6,573,915	26.01%

KT	4,030,287	25.90%			4,030,287	15.95%
SK	1,489,200	9.57%			1,489,200	5.89%
LG U+	1,054,428	6.78%			1,054,428	4.17%

Total	15,560,962	100.00%	9,708,790	100.00%	25,269,752	100.00%

Skylife and KT subscribers: double-counted for bundled service (OTS) subscribers – 1.77 million as of December 2012

•	Sources: Cable – KCTA, Satellite broadcasting – Subscriber data submitted to KCC, IPTV – Company IR data

•	Online contents creation and e-commerce (KT Hitel)

As we terminated our portal service (www.paran.com), we no longer aggregate market share.

•	Security and Guards (KT Telecop)

Category	Company	Market Share (%)
		2012	2011	2010
Revenue	KT Telecop	16.95%	16.06%	15.12%
	S1	57.61%	58.61%	58.89%
	ADT caps	25.44%	25.33%	25.98%

•	Source: Financial Supervisory Service, Electronics Disclosure System (dart.fss.or.kr)

•	Lease and Corporate Loan (KT Capital)

Market share information may be misleading as there are numerous players such as banks, securities firms and credit finance firms in the lease and corporate loan markets.

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(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT Powertel)

In order to overcome present market obstacles of limited growth in the voice service market and the sluggish growth in the broadband internet service market, KT has been actively involved in developing a wide range of new businesses with growth prospects.

KT aims to create a digital entertainment world that will enrich its customers’ lives through a ubiquitous environment, which can be accessed through various terminals regardless time and place. Furthermore, KT aims to offer customers convenient solutions that people may freely use without time or location limitations, and business solutions necessary to raise corporate efficiency and competitiveness. By excelling in these new business areas, KT strives to become a company that aids its clients in achieving their goals and enhancing their values.

Since introducing KT’s VoIP in 1H 2008, KT has been expanding its VoIP subscribers. As a result of continuous efforts to add new subscribers, KT reached 3.34 million VoIP subscribers as of December 31, 2012. Unlike other operators which have positioned VoIP as a substitute for PSTN, KT has tried to appeal its VoIP as both substitute and complement service for PSTN. On the back of these efforts, KT has maintained relatively stable PSTN subscriber base and minimized its revenue loss. At the same time, KT has been expanding its future revenue sources with IP based services.

KT also introduced ‘Home hub phone’ which is integrated terminal combining PSTN, VoIP and AP in October 2010. Furthermore, KT introduced ‘smart home pad’ for housewives and ‘Kibot’ for kids’ edutainment (education + entertainment). By releasing those new smart devices, KT is trying to expand its smart home customer base through providing value-added content services through VoIP. KT plans to solidify its customer base through the creation of a new market by offering convergent terminals with value-added services and integrated applications. Additionally, in January 2013, in order to transform conventional PSTN and VoIP oriented telephony customers into SoIP subscribers, KT launched smart-home phone HD which converged smart-home contents service and HD voice/data communication function with WiFi-only smartphones. This should strengthen retention of high-ARPU users and guide to addition of new subscribers in the All-IP business arena.

4G WiBro, which stands for Wireless Broadband, enables portable devices accessing broadband internet services, allowing universal internet access with high transmission speeds through personal handsets or laptop computers. 4G WiBro was first commercialized in the world using Korea’s own technology, and KT successfully provided its commercial 4G WiBro services in limited areas in 2006. Since April 2007, KT started to provide 4G WiBro services in the Seoul metropolitan area, including various major buildings and university campuses. In October 2008, the 4G WiBro service coverage was further expanded to 19 neighboring cities and its service speed became twice faster. Furthermore, in March 2011, KT expanded its 4G WiBro service coverage to 82 cities nationwide and major highways, offering the world’s first nationwide data-only network service.

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4G WiBro is the first commercialized 4th generation wireless broadband internet technology in Korea. Its download speed is maximum 40.3Mbps which is about 3 times faster than those of HSDPA/HSUPA 3G networks. KT’s nationwide 4G WiBro coverage is about 88% in the population base, which is significantly higher than those in major developed countries such as USA (36%) and Japan (70%). Currently, anyone may enjoy KT’s 4G WiBro service with personal computers, WiBro-compatible laptop computers, WiBro phones (WCDMA mobile phones with WiBro service), portable media players, navigation devices or Dongle (a USB device connecting to any laptop computer). In addition, “Egg”, which is a portable access point (AP) device launched at the beginning of 2009, enables customers to enjoy the WiBro service with various Wi-Fi embedded devices. KT will continuously expand its array of digital devices that are compatible with WiBro services. With explosively increasing data traffics, KT’s 3W network strategy is essential for success and the value of 4G WiBro will become even more important.

KT’s IPTV, “olleh TV”, is a service that integrates telecommunications and broadcasting services, brought about by accelerated development of high speed broadband internet and fast conversion of contents into multimedia. Also, olleh TV service provides traditional internet services, such as information searches, games, message functions, and shopping, and VOD services, which allow users to watch a variety of contents, such as movies, dramas and educational programs. From 2H 2007 to October of 2008, only non-real time VOD services and interactive services were provided due to regulatory restrictions. However, after the enactment of the Korean internet Multimedia Broadcasting Business Law by the National Assembly in December 2007 and after granting of the IPTV business license to KT on September 8, 2008, KT has been able to provide real-time broadcasting IPTV services starting November 17, 2008. KT provides 170 IPTV channels (in addition to 30 audio channels), about 139,000 VOD programs and 135 two-way services as of December 31, 2012. In February 2010, KT introduced the world’s first Open IPTV, in which KT has broadcasted channels and VODs produced by its subscribers. Further, KT launched ‘olleh TV now’ in April, 2011 for subscribers to watch IPTV’s contents with various devices such as smartphones and pads. And, as of end-2012, its app downloads surpassed 6.07 million.

In the corporate customer market, KT plans to expand its market not only limited to the domestic but also to overseas by fostering Global/ICT/Convergence businesses and developing IT solutions such as Mobile Office and Cloud Computing.

After launching in 2010, KT is leading the Cloud Service market with Multi-Data Center and abundant Cloud conversion know-how. In case of u-cloud personals, with 2.6 million subscriber base, 60 corporate commenced service commercialization of u-cloud personals API. Through introductions of VPC, Cloud NAS, Cloud HPC and other value-added services, KT aims to enhance and to diversify its product lines.

•	Credit Cards Business (BC Card)

BC Card is expanding its business into new areas such as standardization and commercialization of the next-generation mobile cards, C-POS (Cloud POS) business and payment processing in traditional markets. In addition, it expects to increase profits by innovating the payment processing.

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•	Satellite Broadcasting (KT Skylife)

In order to have a competitive edge in picture quality, which is the most important differentiating factor in real-time broadcasting service, KT Skylife is preparing the next technology UHD service so called 4K and 8K. Making the best use of nationwide and broad range coverage of satellite, KT Skylife expects to extend its leadership in the HD market into the UHD market. Also, KT Skylife plans to offer various VOD services and information for personalized broadcasting service so that subscribers can enjoy their services efficiently and conveniently. With internet-access enabled receivers, personalized interactive services such as two-way T-Commerce, social commerce and e-album will be offered. KT Skylife is developing and plans to offer interconnected services for web-mobile-TV which will enable subscribers to watch internet streaming videos on TV and through mobile App. Also, KT Skylife is preparing to commercialize solutions for customers under various conditions, such as DCS, MDU, overlay etc. This will improve stability of service quality without any interference from external conditions.

•	Car Rental Business (KT Rental)

KT Rental will foster the business area where it can create synergies between the car rental service and the equipment rental service by utilizing its 20-year expertise and core competency. Currently, KT Rental is considering various car related businesses, especially focusing on new business areas to generate group synergies between KT’s telecom business and its rental business. New business items and their release timings are carefully reviewed considering internal and external market situations and customers’ needs. KT rental envisions becoming a total rental company by launching various new business products and by entering to the new markets. KT rental plans to make its best efforts to improve its corporate value while meeting customer satisfaction through new business launches.

•	Online contents creation and e-commerce (KT Hitel)

Our company is focusing on achieving successful business models of previously released mobile services such as the domestic LBS based service ‘I’m IN’, ‘I’m real restaurant’ and ‘114 nationwide telephone’, and global success of ‘Pudding series’. In addition, the company aims to expand revenue generation of existing businesses while contributing to the competitiveness of kt group’s media contents platform.

•	Security and Guards (KT Telecop)

KT Telecop has reduced the price burden on small retailers and homeowners by launching economical ‘Smart CCTV’ and ‘Smart Guard’. And also, it provides secured and convenient services with features such as video surveillance via mobile phones and PCs, automatic light detected systems and remote video monitoring. In addition, KT Telecop launched ‘Kids View’ to provide nurseries with a specialized video surveillance service. In the future, the market is expected to grow into the integrated security areas including personnel guards, SI and BMS. And, eventually, it is expected to penetrate into the total safety management industry by blending with neighboring industries.

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•	Lease and Corporate Loan (KT Capital)

KT Capital had secured its stable growth basis by achieving Won 2 trillion of total asset size in 2010, and focused on maintaining financial stability in 2011. With this asset, in 2012, KT Capital has enhanced its business spectrum by focusing on the risk management and upgrading the customer management system. KT Capital will differentiate its business from competitors by specializing in the machinery lease services and investments in the new technology.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

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2. Main Products and Services

A. Status of Main Products

•	Telecommunication (KT, KT Powertel)

KT

(Unit: KRW million)
Business category	2012
Service revenue	14,560,667 (77.2%)
Merchandise sales(*)	4,302,570 (22.8%)

Total	18,863,237 (100.0%)

•	2012 results are calculated based on K-IFRS (KT stand alone).

•	* Progressive revenue from real estate development is included.

KT Powertel

(Unit: KRW million)
Business	Revenue type	Category	Brand	2012
Telecommunication	Service	TRS	TRS	111,953 (89.6%)
Distribution of Mobile Handset	Merchandise	Mobile handset	Double V	12,982 (10.4%)

Total				124,935 (100.0%)

•	Results are based on K-IFRS

•	Credit Cards Business (BC Card)

(Unit: KRW billion)
Category	2012
Card revenue	230.3 (7.4%)
Credit card processing	2,662.6 (85.6%)
Additional Service	140.8 (4.5%)
Others	78.0 (2.5%)

Total	3,111.7 (100.0%)

•	Results are based on K-IFRS

•	Satellite Broadcasting (KT Skylife)

	(Unit: KRW million)
Business	Revenue	Items	2012	2011
Satellite Broadcasting	Service	Domestic	551,270	464,376
		Overseas	—	—

Total		Total	551,270	423,958

•	Results are based on K-IFRS

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•	Car Rental Business (KT Rental)

	(Unit: KRW million)
		2012
Business		Revenue	Ratio
Domestic	Car rental	456,396	63.7%
	Used car	163,724	22.9%
	Equipment rental	60,660	8.5%
	Auto lease	35,427	4.9%

	Total	716,207	100.0%

•	Results are based on K-IFRS.

•	Online contents creation and e-commerce (KT Hitel)

	(Unit: KRW million)
					2012
Division	Revenue type	Item	Specific Purpose	Service	Revenue	Ratio
Internet based service	Internet Service	Search Ads, Display Ads, etc.	Internet, Smartphone	I’m In, Pudding, Paran.com	9,127	2.0%
	Contents	Video, Game, etc.	Internet, IPTV, Smartphone	PLAYY	53,003	11.6%
	Platform build/operation	Olleh.com, Ringo, GIS, Cloud, etc.	Internet, IPTV, Smartphone	Olleh Map, uCloud	64,809	14.2%

Total					126,939	100.0%

•	Adopting IFRS from FY2011, results of FY2010 are recalculated from K-GAAP into IFRS.

•	Security and Guards (KT Telecop)

(Unit: KRW million)
Category	2012
Security service revenue	295,814 (99.9%)
Other revenue	366 (0.1%)

Total	296,180 (100.0%)

•	Adopting IFRS from FY2011, results of FY2010 are recalculated from K-GAAP into IFRS.

•	Lease and Corporate Loan (KT Capital)

	(Unit: KRW million)
Services	2012	2011
Installment	7,079	6,321
Lease	75,785	73,870
Loan	88,874	107,080
New Tech Finance	8,723	6,388
Others	97,322	29,236

Total	277,783	222,895

•	Results are based on K-IFRS

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B. Price Trend of Main Products

•	Telecommunication (KT Powertel)

When based on the general plan, the basic monthly fee is Won 17,000. And, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 17 on mobile voice calls.

•	Credit Cards Business (BC Card)

(Unit: %)
Category	2012	2011	2010
Member Store fee rate	1.50 ~ 2.70	1.50 ~ 4.50	1.50 ~ 4.50
Installment fee rate	11.00 ~ 18.50	11.00 ~ 18.50	11.00 ~18.50
Cash service interest rate	15.00 ~ 25.92	15.00 ~ 25.92	15.00 ~ 25.92
Card loan(credit loan)	—	—	11.50 ~ 18.00

•	Security and Guards (KT Telecop)

2012	2011	2010

<March, 2012>

•        Entered health care industry

Selling ‘AED’ medical equipment that gives a shock to the heart of emergency patients who fallen with heart attack

<June, 2012>

•        Olleh Smart Guard launched

Personal security service, combining communications & Security, which provides guardian situation notification with SOS request and location-based dispatch services

<November, 2012>

•        Olleh CCTV telecop launched

Smart video security service that records with HD camera and store video in the cloud, so make it possible to check the video conveniently through mobile phones

<April, 2011>

•         Smart Guard launched

Customized security service for HOME/SOHO customers, which minimized damage to interior through IP based video equipment and security machinery equipment and also high tech video security service which makes it possible to check the images of premises with PC or mobile phone through IP cameras.

<October, 2011>

•        Telecop i Self launched Service that leases CCTV equipment to customers who only require video surveillance with which the customer can check real-time images of their business place through their PC or mobile phone.

•        Home security service launched

Convergence service based on smart home pad that provides self-assured services and roadside assistance, targeted at one person households and middle aged housewives.

<December, 2011>

•        Inavi safe launched Service that tracks the location of LBS based handset user and dispatch service in emergency situations

<November, 2010>

•        Smart CCTV launched

Video security service that provides surveillance/recording during normal and sends warning texts to the designated mobile phone in the event of strange signals during the owners absence.

<December, 2010>

•        Kids View launched

Reassuring image service specially designed for nurseries. It monitors the activities of children for parents who are members.

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•	Car Rental Business (KT Rental)

Price frequently changes depending on economic condition and market competition.

•	Online contents creation and e-commerce (KT Hitel)

The company provides a variety of services such as advertising, game, music, video, etc. in the area of the portal sites and contents. It is not possible to calculate the price per item for all these services.

•	Lease and Corporate Loan (KT Capital)

Credit finance service pricing trend is not available due to the characteristics of such business.

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•	Satellite Broadcasting (KT Skylife)

(Unit: Won)
Services				2012				2011				2010
				1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Skylife	HD Platinum (Plus)	3yrs	Subscription	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	30,000	30,000	33,000	33,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	28,000	28,000	30,000	30,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	HD Blue	3yrs	Subscription	16,000	16,000	16,000	16,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	15,000	15,000	15,000	15,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000	16,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	HD Green	3yrs	Subscription	12,000	12,000	12,000	12,000	13,000	13,000	13,000	13,000	13,000	13,000	13,000	13,000
			Install fee	10,000	10,000	10,000	10,000	30,000	—	—	—	30,000	30,000	30,000	30,000
		5yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee	—	—	—	—	30,000	—	—	—	30,000	30,000	30,000	30,000
	HD On	3yrs	Subscription	9,000	9,000	9,000	9,000	9,000	10,000	11,000	11,000	N.C	N.C	N.C	N.C
			Install fee	20,000	20,000	20,000	20,000	30,000	30,000	30,000	30,000
		5yrs	Subscription	8,000	8,000	8,000	8,000	8,000	9,000	10,000	10,000	N.C	N.C	N.C	N.C
			Install fee	10,000	10,000	10,000	10,000	30,000	30,000	30,000	30,000
OTS (Flat rate service launched in 2Q10	Economy	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	14,400	12,000	12,000	12,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	Standard	3yrs	Subscription	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	18,000	15,000	15,000	15,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—
	Premium	3yrs	Subscription	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	21,600	20,000	20,000	20,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—	—

•	*N.C : No contract sales

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3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT Powertel)

KT

	(Unit: KRW million)
Business category	2012	2011	2010
Service revenue	14,560,667	15,122,455	15,632,767
Merchandise sales(*)	4,302,570	4,201,178	4,285,611

Total	18,863,237	19,323,633	19,918,378

•	Adapting K-IFRS in FY2011 and FY2012, result of FY2010 is recalculated from K-GAAP into K-IFRS (KT stand alone).

•	FY2011 and FY2012 figures are calculated after reflecting K-IFRS Article 1001 “Financial statements report” amendment.

•	* Progressive revenue from real estate development is included.

KT Powertel

				(Unit: KRW million)
Business Unit	Revenue Type	Category		2012	2011	2010
Telecommunication	Service	Frequency Trunked Communications	Export	276	245	302
			Domestic	111,678	113,629	110,877

			Total	111,954	113,874	111,179

	Merchandise	Mobile Handsets	Export	0	0	0
			Domestic	12,982	12,885	16,036

			Total	12,982	12,885	16,036

Total			Export	276	245	302
			Domestic	124,660	126,514	126,912

			Total	124,936	126,759	127,214

•	Adopting K-IFRS from FY2011, result of 2010 is recalculated from K-GAAP into K-IFRS

•	Credit Cards Business (BC Card)

		(Unit: KRW billion)
Category	2012	2011	2010
Card revenue	230.3	223.6	223.2
Credit card processing	2,662.6	2,725.6	2,687.8
Additional Service	140.8	121.2	99.0
Others	78.0	66.9	62.5

Total	3,111.7	3,137.3	3,072.5

•	Adopting K-IFRS from FY2011, result of 2010 is recalculated from K-GAAP into K-IFRS

•	Satellite Broadcasting (KT Skylife)

			(Unit: KRW million)
Business	Revenue Type	2012	2011	2010
Satellite Broadcasting	Monthly fee	354,554	321,667	297,494
	Channel	117,458	80,161	67,104
	Advertising	14,498	12,233	15,605
	Others	64,759	45,776	40,720

Total		551,270	459,838	420,923

30

•	Car Rental Business (KT Rental)

		(Unit: KRW million)
Business		2012	2011	2010
Domestic	Car Rental	456,396	414,103	252,650
	Used Car	163,724	169,027	88,001
	Equipment Rental	60,660	42,612	42,216
	Auto Lease	35,427	35,805	26,161

	Total	716,027	661,547	409,028

•	Adopted K-IFRS from 2011 & 2010 results are readjusted in accordance with K-IFRS

•	Online contents creation and e-commerce (KT Hitel)

		(Unit: KRW million)
Division	Revenue type	2012	2011	2010
Internet based service	Internet Service	9,127	11,073	11,587
	Contents	53,003	57,194	58,489
	Platform building/operation	64,809	62,456	80,037

Total		126,939	130,723	150,113

•	Adopted K-IFRS from 2011 & 2010 results are readjusted in accordance with K-IFRS

•	Security and Guards (KT Telecop)

	(Unit : KRW million)
Category	2012	2011	2010
Security service revenue	295,814	259,110	216,400
Other revenue	366	223	251

Total	296,180	259,333	216,651

•	Adopted K-IFRS from 2011 & 2010 results are readjusted in accordance with K-IFRS

•	Lease and Corporate Loan (KT Capital)

(Unit: KRW million)
Services	2012	2011
Installment	7,079	6,321
Lease	75,785	73,870
Loan	88,874	107,080
New Tech Finance	8,723	6,388
Others	97,322	29,236

Total	277,783	222,895

•	Adopted K-IFRS from 2011 & 2010 results are readjusted in accordance with K-IFRS

31

B. Routes and Methods of Sales

•	Telecommunication (KT)

(1) Marketing Organizational Structure (As of March 26, 2013)

32

(2) Sales Path

•	Customer center and branch offices offer sales of goods and customer services.

•	Subscription to goods and services through the internet (www.olleh.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements and affiliation: sales agencies

(3) Methods and Conditions of Sales

(a) Sales Methods

•

Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system, and broadband internet access service is operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis, and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discounts of Service Fees in accordance with the Subscription Period

Discount rates based on Contract Periods

Category	1-Year	2-Year	3-Year	4-Year
olleh internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

Additional discounts after the 3-Year contract

Category	After 3 Years	After 4 Years	After 5 Years	Note
olleh internet	2%	3%	5%	-
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extended contracts

•	No additional discounts are available for new subscribers signing after November 1, 2008.

Additional discounts for olleh internet subscribers renewing contracts

Category	Renewal for 1 year		Renewal for 2 years		Renewal for 3 years		Renewal for 4 years
Type A	KRW	1,000	KRW	2,000	KRW	3,000	KRW	4,000
Type B		—		5%		10%		—

Optional discount based on the subscription period (SHOW-king sponsor basic type)

Monthly fee	Period of subscription
	12 months	18 months	24 months
KRW 30,000 to KRW 40,000	Discount up to KRW 3,000	Discount up to KRW 5,000	100% discount (up to KRW 10,000)
More than KRW 40,000	Additional 10% discount

*	VAT excluded

33

Monthly Discounts for i plan (SHOW-king sponsor/i type)

		(Unit: Won/Month, VAT excluded)
type plan	Slim	Lite/Talk*	Value	Medium	Special*	Premium
Monthly discounts	5,000	8,000	10,000	13,000	16,000	22,000

•	Instead of offering handset subsidies, Smartsponsor is offering additional tariff discounts from KRW 6,000~11,000.

•	i-talk and i-special plans are newly added (March, 1, 2010)

Smartsponsor Discount Plans

		(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Amount of monthly discount			Amount of total discount
		Year 1	Year 2	Year 3	After 3 years	Subscribed for 2 years	Subscribed for 3 years
i-slim	34,000	12,000	14,000	16,000	5,000	312,000	504,000
i-teen	34,000	12,000	14,000	16,000	5,000	312,000	504,000
i-light/talk	44,000	15,000	17,000	19,000	8,000	384,000	612,000
i-value	54,000	17,000	19,000	21,000	10,000	432,000	684,000
i-medium	64,000	20,000	22,000	24,000	13,000	504,000	792,000
i-special	78,000	23,000	25,000	27,000	16,000	576,000	900,000
i-premium	94,000	29,000	31,000	33,000	22,000	720,000	1,161,455
DIY 340	34,000	12,000	14,000	16,000	5,000	312,000	504,000
DIY 440	44,000	15,000	17,000	19,000	8,000	384,000	612,000
DIY 540	54,000	18,000	20,000	22,000	11,000	456,000	720,000
DIY 640	64,000	20,000	22,000	24,000	13,000	504,000	792,000
DIY 790	79,000	23,000	25,000	27,000	16,000	576,000	900,000
Style 270	27,000	8,500	8,500	—	—	204,000	—
Style 350	35,000	13,000	13,000	—	—	312,000	—
Style 450	45,000	16,000	16,000	—	—	384,000	—
Style 550	55,000	18,000	18,000	—	—	432,000	—
Style 750	75,000	23,000	23,000	—	—	552,000	—
Style 950	95,000	30,000	30,000	—	—	720,000	—
Al-smart 340	34,000	11,000	11,000	11,000	5,000	264,000	396,000
Al-smart 440	44,000	14,500	14,500	14,500	7,000	348,000	522,000
Campus-smart 340	34,000	12,000	14,000	16,000	5,000	312,000	504,000
Campus-smart 440	44,000	15,000	17,000	19,000	8,000	384,000	612,000

Mobile Bundling Plans

		(Unit: Won/Month, VAT excluded)
Type	Basic fee	Total amount of usage	Complementary beneficiaries			Additional beneficiaries		Number of SIM
			Voice (minute)	SMS	Discount rate (max)	Youth- only SMS	Bundling benefits	1
Mobile Toong (Single)	34,000	38,500	245	1,350	9%	—	Unlimited voice call time among family members	1~5
Mobile Toong (Small)	64,000	72,000~120,000	566	3,000	46%	500
Mobile Toong (Medium)	94,000	122,000~170,000	1,019	5,500	44%	1,000
Mobile Toong (Large)	124,000	172,000~220,000	1,481	8,000	43%	2,000

34

A La Carte Plans

Adjustable voice/data/SMS volumes at own choice with fixed free basic volume

				(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge				Adjustable volume	SHOW-king sponsor discount
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
A La Carte 340	34,000	18	20	0.25	Free data of 50MB offering	25,000	5,000
A La Carte 440	44,000	18	20	0.25		36,000	8,000
A La Carte 540	54,000	18	20	0.25		48,000	11,000
A La Carte 640	64,000	18	20	0.25		67,000	13,000
A La Carte 790	79,000	18	20	0.25		96,000	16,000

Unlimited 3G Data Plans

Subscribers who signed up for the basic fees of 54,000 and over can use unlimited 3G data service with no additional charges.

					(Unit: Won, Minute)
		Carryover data plans			Unlimited data plans
Basic Fee		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
		34,000	44,000	44,000	54,000	64,000	78,000	94,000
Benefits	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes free off-net
	SMS	200	300			400	600	1,000
	Data	Data roll-over			Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

Campus Smart Plans

Adjustable voice/data/SMS volumes at own choice with additional discount at a specified campus zone targeting college students

		(Unit: Won, VAT excluded)
Plan	Basic fee	Charge			Adjustment volume	Other benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
Campus smart 340	34,000	1.8	20	0.025	25,000	50% discount on out-going voice/data charge at one specified campus zone
Campus smart 440	44,000	1.8	20	0.025	36,000

35

LTE Plans

				(Unit: Won, VAT excluded)
Plan	Basic fee	Charge			Benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
LTE-340		1.8	20	0.01	Voice 160 minutes Data 500MB SMS 200
	34,000

LTE-420	42,000	1.8	20	0.01	Voice 200 minutes Data 1GB SMS 200

LTE-520		1.8	20	0.01	Voice 250 minutes Data 1.5GB SMS 250
	52,000

LTE-620	62,000	1.8	20	0.01	Voice 350 minutes Data 3GB SMS 350

LTE-720		1.8	20	0.01	Voice 450 minutes Data 5GB SMS 450
	72,000

LTE-850	85,000	1.8	20	0.01	Voice 650 minutes Data 7GB SMS 650

LTE-1000		1.8	20	0.01	Voice 1050 minutes Data 10GB SMS 1050
	100,000

LTE Sponsor Tariff Discount

		(Unit: Won, VAT excluded)
Category		Monthly discount	Total discount
Plan	Basic fee		Subscribed for 1 year	Subscribed for 2 years
LTE-340	34,000	7,000	84,000	168,000
LTE-420	42,000	11,000	132,000	264,000
LTE-520	52,000	14,000	168,000	336,000
LTE-620	62,000	16,000	192,000	384,000
LTE-720	72,000	18,000	216,000	432,000
LTE-850	85,000	20,000	240,000	480,000
LTE-1000	100,000	24,000	288,000	576,000

36

SIMple Discount Program

		(Unit: Won, VAT excluded)
Plans	1-year subscription		2-year subscription
	Total discount	Monthly discount	Total discount	Monthly discount
LTE-340	33,000	2,750	231,000	7,700
LTE-420	92,400	7,700	363,000	12,100
LTE-520	132,000	11,000	462,000	15,400
LTE-620	158,400	13,200	528,000	17,600
LTE-G650	158,400	13,200	528,000	17,600
LTE-720	184,800	15,400	594,000	19,800
LTE-G750	184,800	15,400	594,000	19,800
LTE-850	211,200	17,600	660,000	22,000
LTE-1000	264,000	22,000	792,000	26,400
LTE-1250	343,200	28,600	990,000	33,000
LTE-Golden 275	33,000	2,750	247,500	8,250
LTE-Al 240	13,200	1,100	33,000	1,100
LTE-Al 340	33,000	2,750	231,000	7,700
LTE-Al 420	92,400	7,700	363,000	12,100
i-slim, i-teen	66,000	5,500	343,200	14,300
i-light, i-talk	105,600	8,800	422,400	17,600
i-value	132,000	11,000	475,200	19,800
i-midium	171,600	14,300	554,400	23,100
i-special	211,200	17,600	633,600	26,400
i-premium	290,400	24,200	792,000	33,000
Smart sharing	39,600	3,300	290,400	12,100
Golden smart 275	33,000	2,750	198,000	8,250
Campus smart 340	66,000	5,500	343,200	14,300
Campus smart 440	105,600	8,800	422,400	17,600
Al smart 340	66,000	5,500	290,400	12,100
Al smart 440	92,400	7,700	382,800	15,950
Style 270	19,800	1,650	224,400	9,350
Style 320	39,600	3,300	290,400	12,100
Style 350	66,000	5,500	343,200	14,300
Style 450	105,600	8,800	422,400	17,600
Style 550	132,000	11,000	475,200	19,800
Style 750	198,000	16,500	607,200	25,300
Style 950	290,400	24,200	792,000	33,000
A La Carte 340	66,000	5,500	343,200	14,300
A La Carte 440	105,600	8,800	422,400	17,600
A La Carte 540	145,200	12,100	501,600	20,900
A La Carte 640	171,600	14,300	554,400	23,100
A La Carte 790	211,200	17,600	633,600	26,400

37

(4) Sales Strategy

•	Our main sale strategy is to provide differentiated experience for our customers by providing various bundled products at competitive prices.

(a)	Mobile Service

•	Enhancing leadership and competitiveness in smart phone and emerging device market: expanding smart phone subscriber base and pioneering the tablet PC market

•	Strengthening competitiveness by utilizing a differentiated network: Building a differentiated ‘Mobile Wonderland’ (a network usage environment) based on 3W(3G/WiFi/WiBro) network

•	Attracting high ARPU users by offering free WiFi/uCloud services to subscribers who signed for higher plans.

•	Offering differentiated service experience after forming optimized CS structure to smartphone users

•	Controlling marketing expenses by introducing a new sales program which provides special tariff discount instead of handset subsidy

•	Strengthen customer retention policy targeting the long-term contract customers whose contract period is matured.

(b)	IPTV Service

•	Promote IPTV (olleh TV) products to our existing internet subscribers.

•	Expand client base by offering free set-top box rentals (with a 3-year subscription contract) and opportunities to experience KT services

•	Increase synergy with Skylife by providing hybrid product to strengthen customer retention and to promote up-selling

(c)	Broadband Internet Service

•	Strengthen competitiveness of All-IP based products and solidify No.1 market stance with active FTTH investment

•	Expanding synergies with smart home businesses such as IPTV, home pad and Kibot

•	Satisfy a diverse range of customer needs by providing differentiated value-added services

•	Promote specialized high-quality and optimized products by analyzing patterns of users

(d)	Telephone Service

•	Minimize PSTN line loss by customer segmentation

•	Expand new customer base

•	Discover new business model and promote remodeling

(e)	WiBro Service

•	Enhance service competitiveness with nationwide coverage of 83 cities and position as ‘mobile WiFi’ with 11,000 of nationwide WiFi hot zones.

•	Plan to expand WiBro emerging devices(Pad, WiMax imbedded device, stc)

38

•	Increase subscriber base by expanding distribution channels and terminal competitiveness.

•	Design various plans such as 3G/LTE bundling plan, fixe-mobile bundling plan, and WiBro only plan, etc.

•	Improve brand value by proactive promotion and marketing

•	KT Powertel

(1) Methods and Conditions of Sales

•	Through direct sales organization and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers.

•

KT Powertel is providing cosigned dealers with management fee of 7% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as long-term customer care fee.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets to provide card issuing and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels; 1) local channels; 2) kt; 3) customer centers and 4) KT Skylife head office. There are 200 sales offices which are organized under 7 branches (3 in Seoul and 1 each in Daejeon, Daegu, Busan, Gwangju). KT Skylife is offering ‘olleh TV Skylife’ through KT’s inbound and outbound sales channels. Also, since December 2012, KT Skylife is offering expanded bundled products ‘LTE together olleh’, which is a bundled product of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Car Rental Business (KT Rental)

(1) Marketing Organizational Structure

Business	Department	Structure
Car Rental	Strategic marketing department	3 parts
	1st Sales department	2 teams, 9 offices, 17 branches, 14 reservation centers
	2nd Sales department	1 team, 13 offices, 12 branches
	3rd Sales department	1 team, 25 offices, 20 branches, 7 reservation centers
Equipment Rental	Equipment rental department	5 teams, 1 TF, 1 Center, 5 branches

39

(2) Sales Path

<Car Rental>

*	Long-term rental

•	Dedicated corporate customer care by strategic marketing department

•	Attracting new customers through marketing branches

*	Short-term rental

•	Reservation to rental service through the online and call center

•	Attracting new customers through marketing branches
<Equipment Rental>

*	Long-term rental

•	Corporate customer and individual customer care in each equipment’s sales part

‚   Attracting new customers through marketing branches

•	Dedicated marketing department for group companies

*	Short-term rental

•	Attracting new customers through marketing branches

•	Corporate customer and individual customer care in each equipment’s sales part

•	Online contents creation and e-commerce (KT Hitel)

Most of the sales made through the online and the revenue from portals and contents occurs from the final consumers on the internet.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and outside distribution network(allied store, special partners, etc.) attract new customers.

•	Lease and Corporate Loan (KT Capital)

KT Capital is currently conducting sales through its human resources and does not offer individual finance services.

40

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

(1)	R&D Organization Structure

•	Structure (As of December 31, 2012)

•	Main Mission

•	General managing of R&D Center and suggesting mid-to-long term technology evolution

•	Support for common platform for enterprise and mid-to-long term technology development for new business

•	Core technology development and capacity building

•	Providing strategic direction of fixed-mobile networks and developing operational support systems for infra structure and commercialization

•	Green IT planning, business planning/development for Smart grid and Green Energy

(2)	R&D Costs

		(Unit: KRW million)
	Category	2012	2011	2010
	Raw Materials	—	—	—
	Labor Costs	29,877	24,018	47,156
	Depreciation	13,378	15,158	77,778
	Commissions	1,128	2,437	3,870
	Others	436,378	266,982	403,248

	Total R&D Costs	480,760	308,596	532,052

Accounting Treatment	Research and Ordinary Development Costs	137,075	153,131	289,531
	Development Costs (Intangible Assets)	343,685	155,465	242,521
	Percentage of R&D Costs over Revenue	2.55%	1.53%	2.67%

•	Adopting K-IFRS from FY2011, results of FY2010 are recalculated from K-GAAP into K-IFRS.

•	Online contents creation and e-commerce (KT Hitel)

Not applicable

41

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 5,399 domestic patents and 749 overseas patents as of December 31, 2012.

42

III. Financial Information

1. Summary of Financial Statements (Consolidated)

(Unit: KRW million)
Classification	2012	2011
Current Assets	10,482,845	9,790,659
• Cash and Cash Equivalents	2,054,696	1,445,169
• Trade and Other Receivables	5,877,523	6,158,914
• Inventories	934,870	674,727
• Other Current Assets	1,615,756	1,511,849
Non-current Assets	23,996,654	22,294,750
• Trade and Other Receivables	1,071,116	1,723,415
• Tangible Assets	15,734,420	14,022,695
• Investment Property	1,155,213	1,159,105
• Intangible Assets	3,212,593	2,643,485
• Investments in Jointly Controlled Entities and Associates	410,783	529,184
• Other Non-Current Assets	2,412,529	2,216,866

Total Assets	34,479,499	32,085,409

Current Liabilities	11,247,314	8,745,125
Non-Current Liabilities	10,067,673	10,802,475

Total Liabilities	21,314,987	19,547,600

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	10,646,383	10,219,633
Accumulated Other Comprehensive Expense	1,325	(22,865)
Other Components of Equity	(1,343,286)	(1,497,289)
Non-Controlling Interests	855,333	833,573

Total Shareholders’ Equity	13,164,512	12,537,809

(Unit: KRW million)
Classification	2012	2011
Operating Revenue	23,790,359	21,272,033
Operating Profit	1,213,880	1,748,409
Profit for the Period from the Continuing Operations	1,142,984	1,287,425
Profit for the Period	1,111,450	1,452,019
Number of Consolidated Companies	61	52

43

2. Summary of Financial Statements (Separate)

(Unit: KRW million)
Classification	2012	2011
Current Assets	6,089,523	6,375,600
• Cash and Cash Equivalents	1,172,981	790,107
• Trade and Other Receivables	3,951,132	4,832,373
• Other Financial Assets	8,785	57,473
• Inventories	809,379	514,076
• Other Current Assets	147,246	181,571
Non-Current Assets	20,419,253	20,078,007
• Trade and Other Receivables	926,081	1,607,843
• Other Financial Assets	156,096	216,078
• Property and Equipment	13,009,279	13,305,475
• Investment Property	573,740	1,118,757
• Intangible Assets	2,122,153	1,745,976
• Investments in Subsidiaries, Associates and Joint Ventures	3,303,346	1,577,406
• Deferred Income Tax Assets	290,596	467,890
• Other Non-Current Assets	37,962	38,582

Total Assets	26,508,776	26,453,607

Current Liabilities	7,338,080	6,035,682
Non-Current Liabilities	7,299,501	8,683,992

Total Liabilities	14,637,581	14,719,674

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	10,103,996	10,008,964
Accumulated Other Comprehensive Income	–2,662	–28,684
Other Components of Shareholders’ Equity	–1,234,896	–1,251,104

Total Shareholders’ Equity	11,871,195	11,733,933

(Unit: KRW million)
Classification	2012	2011
Operating Revenue	18,863,237	19,323,633
Operating Profit	1,074,656	1,665,922
Profit for the Period	719,352	1,289,055

44

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2012	FY 2011	FY 2010
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2012	Unqualified	Not applicable
2011	Unqualified	Not applicable
2010	Unqualified	Not applicable

2. Compensation to external auditors for the last three fiscal years

A. Audit services contract

(Unit: KRW million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2012	Samil PwC	Review interim financial statements	2,685	41,919
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2011	Samil PwC	Review interim financial statements	2,492	43,709
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2010	Samil PwC	Review interim financial statements	2,439	36,159
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		Audit of financial statements based on US-GAAP

45

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 26, 2013, Board of Directors of KT Corp. consists of 11 Directors. (3 Inside Directors and 8 Outsider Directors) Under the Board of Directors, KT has seven different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, CEO recommendation committee and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

46

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 20, 2012	Proposal on paid-in capital increase for kt Capital	Original proposal approved
		Proposal on the committee members in the BOD	Members of committees appointed

Second	Feb. 2,2012	Proposal on ‘D Project’	Re-Proposition
		Approval of financial statements of the 30th term	Original proposal approved
		Report on consolidated financial statements of the 30th term	Original proposal received
		Business reports of the 30th Term	Original proposal approved
		Plan for issuance of bonds for 2012	Original proposal received

Third	Feb. 16, 2012	Proposal on the limit on remuneration of Board of Directors	Original proposal approved
		Proposal on the compensation and payment system for Board of Directors	Original proposal approved
		Proposal on the members and limit on remuneration of Executive Director	Original proposal approved
		Approval of financial statements of the 30th term	Original proposal approved
		Business reports of the 30th Term	Original proposal approved
		Convocation of annual general meeting of shareholders of 30th term	Original proposal approved
		Report on operational condition of internal accounting management system	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Proposal on the amendment of Article of Corporation	Original proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Recommendation of Audit committee’s candidate	Original proposal approved

Fourth	Mar. 16, 2012	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
		Amendment to the policies on the Board of Directors and committees	Original proposal approved
		Proposal on disposal of treasury share	Original proposal approved
		Plan for securitization of handset sold in the first half of 2012	Original proposal approved
		Report on the fund management performance of 2011	Original proposal received
		Report on transactions under KRW 15 billion with other entities for 2011	Original proposal approved
		Report on current status and plan for improvement of management performance of subsidiary companies	Original proposal approved

Fifth	May. 03, 2012	Proposal on the committee members in the BOD	Members of committees appointed
		Proposal on disposition of treasury shares for long-term performance based incentive payment	Original proposal approved
		Proposal on plans for the payment of long-term incentive for 2012	Original proposal approved
		Proposal on investment in kt Rental’s shares owned by MBK	Original proposal approved
		Plan for sustainable growth in 2012	Original proposal approved
		Proposal on establishment of compliance control standards and appointment of compliance supporting senior	Original proposal approved
		Proposal on Gimhae apartment interim loan payment guarantees	Original proposal approved
		Report on separate financial statement of the first quarter of 2012 fiscal year	Original proposal accepted
		Report on consolidated financial statement of the first quarter of 2012 fiscal year	Original proposal accepted

Sixth	Aug. 09, 2012	Proposal on donation to the Spatial Information Industry Development Institute	Original proposal approved
		Plan for Social contribution activities	Original proposal approved
		Proposal on improvement of Directors’ remuneration system	Modified approval
		Proposal on the members and limit on remuneration of Executive Director	Original proposal approved
		Plan for the ‘S2 Project’	Original proposal approved
		Proposal on invest-in capital increase on kt m&s	Original proposal accepted
		Report on corporate partnership with National Pension Service	Original proposal approved
		Report on progress of investment in T-On telecom	Original proposal received
		Plan for securitization of handset sold in the second half of 2012	Original proposal approved
		Report on separate financial statement of the first half of 2012 fiscal year	Original proposal received
		Report on consolidated financial statement of the first half of 2012 fiscal year	Original proposal received

Seventh	Sep. 20, 2012	Proposal on approval of Spin off	Original proposal approved
		Closure of Shareholders	Original proposal approved
		Proposal on monetization of Mock Dong IT center	Original proposal approved
		Plan for Yeongdeungpo branch secondary development	Original proposal approved

Eighth	Oct. 23. 2012	Proposal on investment to kt Estate	Original proposal approved
		Proposal on establishment of Media-Content company	Original proposal approved
		Convocation of Extraordinary general meeting of shareholders	Original proposal approved

Ninth	Nov. 01. 2012	Report on current status of subsidiary companies	Original proposal received
		Proposal on contract of kt Rental’s shareholders	Original proposal accepted
		Proposal on strategy for music content	Original proposal accepted
		Report on operation performance of fund in the first half of 2012	Original proposal received
		Plan for the secondary asset monetization	Original proposal accepted
		Report on separate financial statement of the third quarter of 2012 fiscal year	Original proposal accepted
		Report on consolidated financial statement of the third quarter of 2012 fiscal year	Original proposal accepted
		Proposal on Improvements of corporate governance	Original proposal approved

Tenth	Dec. 03. 2012	Proposal on announcement on Satellite business sector spin-off	Original proposal approved
		Proposal on business transfer	Original proposal approved

Eleventh	Dec. 13. 2012	Proposal on financial support for Smartchannel Corporation	Original proposal approved
		Proposal on donation to labor welfare fund in 2012	Original proposal accepted
		Proposal on severance payment obligations transaction	Original proposal accepted
		Proposal on change of plan of S2 Project	Original proposal accepted
		Proposal on kt group mid-term management plan	Original proposal accepted
		Proposal on the organization of outside director nomination committee	Chairman and members of committees appointed

47

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (As of March 26, 2013)

Title	Organization	Name (after March 16, 2012)	Purpose of Establishment and Authority	Note (Before March 15, 2013)
Corporate Governance Committee	4 Outside Directors, & 1 non-independent Directors	Choon Ho Lee (Chairperson) E. Han Kim Byung Won Bahk Sang Kyun Cha Hyun-Myung Pyo	Improvement of Corporate Governance	Choon Ho Lee (Chairperson) E. Han Kim Byung Won Bahk Sang Kyun Cha Hyun-Myung Pyo
Evaluation & Compensation Committee	4 Outside Directors	Jong-Hwan Song (Chairperson) Choon Ho Lee Do Kyun Song Keuk-Je Sung	Management Agreement with the CEO and Assessment	Jong-Hwan Song (Chairperson) Choon Ho Lee Hyun Nak Lee Keuk-Je Sung
Executive Committee	3 non-independent Directors	Suk Chae Lee (Chairperson) Hyun Myung Pyo Yung Kim	Management and financial matters authorized by the Board of Directors	Suk-Chae Lee (Chairperson) Sang Hoon Lee Hyun Myung Pyo
Related-party Transaction Committee	4 Outside Directors	Keuk-Je Sung (Chairperson) Jong-Hwan Song Hyun Nak Lee Do Kyun Song	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Keuk-Je Sung (Chairperson) Jong-Hwan Song Byong Won Bahk Sang Kyun Cha
Outside Director Candidate Recommendation Committee	See V. Management and Affiliated Companies 1. Overview of the Board of Directors and Committees under the Board A. Matters on the Board of Directors (4) Independence of the Board of Directors
Audit Committee	See V. Management and Affiliated Companies B. Audit Committee			—

(b)	Activities of the Committees under the Board of Directors

•	Corporate Governance Committee

	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	E. H Kim	Hae Bang Chung	Hyun Nak Lee
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date			Voting Result
Feb 2, 2012	Report on amendment of Article of Corporate	Original proposal accepted	For	For	For	For

Outside director Hae Bang Chung resigned on April 20, 2012

48

	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	E. H Kim	Byung Won Bahk	Sang Kyun Cha
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date			Voting Result
Aug 9, 2012	Proposal on management plan of Corporate Governance Committee for 2012	Original proposal accepted	For	For	For	For
Sep 20, 2012	Proposal on improvement of corporate governance system	Original proposal approved	For	For	For	For
Nov. 1, 2012	Proposal on improvement of corporate governance system	Revised proposal accepted	For	For	For	For
Dec. 12, 2012	Report on the result of sustainable management for 2012	Original proposal approved	For	For	For	For
	Partial amendment to Articles of Incorporation and Provision	Revised proposal accepted	For	For	For	For

•	Evaluation & Compensation Committee

	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	Jong Hwan Song	Chan-Jin Lee
			Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date			Voting Result
Feb. 01, 2011	Result of CEO management assessment for 2011	Original proposal approved	For	For	For
Feb. 15, 2012	Proposal on the Limit on remuneration of Directors for 2012	Original proposal approved	For	For	For
	Proposal on remuneration standards and payment methods for Standing Directors	Original proposal approved	For	For	For
	Proposal on the members, limit on remuneration of Executive officers	Original proposal approved	For	For	For
Feb. 27, 2012	CEO management goal for 2012	Original proposal approved	For	For	For

	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	Jong Hwan Song	Chan-Jin Lee	Keuk-Je Sung
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%
Meeting Date			Voting Result
May. 03, 2011	Payment for long-term incentive and stock grant for the 2011 fiscal year	Original proposal approved	For	Against	For	Absence
	Proposal on the long-term incentive and stock grant for the 2012 fiscal year	Original proposal approved	For	For	For	Absence
Aug. 08, 2012	Report on the CEO performance for the first half of 2012	Original proposal accepted	For	For	For	For
	Report on remuneration system improvement	Original proposal accepted	For	For	For	For

49

•	Executive Committee

Meeting Date	Agenda	Results of discussion
Feb. 23, 2012	Proposal on IT-Master scholarship in 2012	Original proposal approved
Mar. 15, 2012	Proposal to award KT Company-Labor Union Youth Scholarship	Original proposal approved
Mar. 23, 2012	Proposal on donation to Seoul National Univ. MBA program	Original proposal approved
	Sponsoring Korea Digital Media Industry Association	Original proposal approved
May. 24, 2012	Proposal on donation of WiBro Handset	Original proposal approved
Aug. 17, 2012	Establishment, relocation of branches	Original proposal approved
Oct. 30, 2012	Proposal on investment for establishment of Joint Venture ‘Project oxford’	Original proposal approved
Nov. 22, 2012	Proposal on partial acquisition of Dong-A Digital Center	Original proposal approved
Dec. 20, 2012	Plan for issuance of foreign corporate bonds	Original proposal approved

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Jong Hwan Song	Global Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee(Chairman)	No
Sang Kyun Cha	ICT Business	Outside Director Candidate Recommendation Committee	Corporate Governance Committee/ Related-party Transaction Committee	No
Do Kyun Song	Media&Communication Policy	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee Related-party Transaction Committee	No

(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
E. Han Kim	O	The number of the outsider Directors should be more than 50%
Choon Ho Lee	O
Hyun Nak Lee	O
Byung Won Bahk	O
Keuk-Je Sung	O
Hyun Myung Pyo	X

50

•	Outside Director Candidate Recommendation Committee

	Agenda	Results of discussion	Independent and Non-Executive Directors
			E. Han Kim	Choon Ho Lee	Hyun Nak Lee	Byung Won Bahk	Keuk-Je Sung
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date			Voting Results
Jan. 17, 2013	Plan on supporting recommendation of outside director candidate	Original proposal approved	For	For	For	For	For
Jan. 31, 2013	Selecting outside director candidate	Original proposal approved	For	For	For	For	For
Feb. 7, 2013	Finalization of outside director candidates	Original proposal approved	For	For	For	For	For

(5) Expertise of outside directors

(a)	Supportive team for outside directors

•	Corporate Governance Team at the Legal Department

(b)	Education for outside directors in 2011

•	Programs provided by Korea Directors Association: Two outside directors (Keuk-Je Sung, Sang Kyun Cha) took the program

51

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(As of March 15, 2013)
Name	Experience	Note
E. Han Kim

•     Ph.D. in Finance, State University of New York

•     Independent Director and Non-Executive Chairman of the Board of Directors, POSCO

•     (Present) Tenured professor and Director of Financial Research, University of Michigan

Outside director
Sang Kyun Cha	• Ph.D in Stanford Univ. • (present) Professor of Seoul Univ.	Outside director
Hyun Nak Lee	• M.A. in Economics, Seoul National University • Executive Director and Chief Editor, Donga Ilbo Daily • President, Kyeonggi Ilbo Daily • (present) Professor of Sejong Univ.	Outside director
Byong Won Bahk

•     M.A. in Economics, Washington University

•     7th Vice-Minister, Ministry of Finance and Economy (currently Ministry of Strategy and Finance)

•     Chairman of Board of Directors, Woori Finance Holdings and Chairman Board of Directors, Woori Bank

Outside director

(2) Independence of Audit Committee

Audit committee is established within the BOD and member of audit committee is appointed at the Shareholders’ Meeting. The audit committee is composed of four outside directors. Among members, two members (E. Han Kim, Byong Won Bahk) are financial expert.

Audit Committee and members are performing its duties against company independently and audit company’s accounting work. If necessary, Audit Committee and members have right to require report on business and also investigate the company’s financial status.

52

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
First	Feb. 1, 2012	Approval of financial statements for 30th term	Original proposal approved
		Report on consolidated financial statements for 30th term	Original proposal accepted
		Report of business report for 30th term	Original proposal accepted
		Report of final audit for fiscal year 2011	Original proposal approved
Second	Feb. 15, 2021	Report on operating result of internal accounting management system for fiscal year 2011	Original proposal accepted
		Report on operational condition of internal accounting management system for fiscal year 2011 (prepared by audit committee)	Original proposal accepted
		Report on audit records for 2011 and audit plan for 2012	Original proposal approved
Third	Feb. 27, 2011	Report on agenda of the annual general meeting of shareholders for 29th term and result on document review	Original proposal accepted
		Pre-approval on non-audit services provided by external auditors	Original proposal approved
		Post-approval on Consolidated Subsidiaries non-audit services in FY 2011	Original proposal approved
		Audit report for the annual general meeting of shareholders for 29th term	Original proposal accepted
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal approved
Fourth	Mar. 22, 2012	Appointment of the chairman of Audit committee	Chairman appointed
		Pre-approval on remuneration for non-audit services of external auditors	Original proposal approved
		Approval of remuneration of external auditors for fiscal year 2012	Original proposal approved
		Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2012	Original proposal approved
Fifth	Apr. 19, 2012	Report on filing of Form 20-F for fiscal year 2011	Original proposal accepted
		Appointment of the chairman of Audit committee	Original proposal approved
Sixth	May 2, 2012	Pre-approval on remuneration for non-audit services of external auditors	Original proposal rejected
		Report on statement of accounts for the first half of fiscal year 2012	Original proposal accepted
		Report on consolidated statement of accounts for the first half of fiscal year 2012	Original proposal accepted
		Report of audit performance for the first quarter of 2012 and audit plan for the second quarter of 2012	Original proposal accepted
Seventh	Aug. 8, 2012	Report on statement of accounts for the first half of fiscal year 2012	Original proposal accepted
		Report on consolidated statement of accounts for the first half of fiscal year 2012	Original proposal accepted
		Pre-approval on non-audit services provided by external auditors	Original proposal approved
		Report of final audit for first half of fiscal year 2012	Original proposal received
		Report of audit performance for the second quarter of 2012 and audit plan for third quarter of 2012	Original proposal received
Eighth	Oct. 31, 2012	Report on statement of accounts for the third quarter of fiscal year 2011	Original proposal received
		Report on consolidated statement of accounts for the third quarter of fiscal year 2012	Original proposal received
		Approval of remuneration for audit service of independent auditor for consolidated company for fiscal year 2012	Original proposal approved
		Pre-approval of remuneration for non-audit service of independent auditor for consolidated company	Original proposal approved
		Report on agenda of the extraordinary general meeting of shareholders and result on document review	Original proposal received
		Report of audit performance for the third quarter of 2012 and audit plan for the fourth quarter of 2012	Original proposal received

53

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005)

54

4. Equity Investments

[As of December 31, 2012]							(Units: In Share, KRW million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
kt Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	167,075	14,569
Kt Networks Corporation	2,000,000	100.0%	48,684	—	—	—	2,000,000	100.0%	48,684	212,867	389
kt Linkus co., Ltd.	2,941,668	93.8%	6,282	—	—	—	2,941,668	93.8%	6,282	67,419	–6,667
kt Capital Co., Ltd.	319,398,460	81.6%	226,092	4,712,103	41,000	—	36,651,949	83.6%	267,092	2,632,129	29,733
kt Rental Co., Ltd.	5,698,768	58.0%	156,957	—	—	—	5,698,768	58.0%	156,957	1,369,927	25,353
Kumho Rent-a-car Co., Ltd.*	115,625	50.0%	1,921	–115,625	–1,921	—	0	0.0%	0	3,725	52
Telecop Service Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	156,479	7,075
kt Skylife	23,908,000	50.2%	311,696	—	—	—	23,908,000	50.0%	311,696	522,876	26,971
Softnix Co.Ltd.	120,000	53.3%	610	240,000	1,200	—	360,000	77.4%	1,810	970	–481
kt edui Co., Ltd.	120,000	53.3%	610	240,000	1,200	—	360,000	77.4%	1,810	970	–481
kt New Business Investment Fund No.1	200	90.9%	20,112	—	—	—	200	90.9%	20,112	21,878	–1,169
kt Data System Co., Ltd.	2,400,000	91.1%	19,616	—	—	—	2,400,000	91.1%	19,616	146,236	10,298
Gyeonggi-kt Green Growth Investment Association	125	40.3%	12,480	–3	–313	—	122	40.3%	12,167	29,567	–2,139
kt Capital Media Contents Investment Fund No. 2	3,043	43.5%	3,045	—	—	—	3,043	43.5%	3,045	6,988	–35
kt Innotz	2,000,000	100.0%	10,000	–2,000,000	–10,000	—	0	0.00%	0	5,520	–4,623
kt oic	6,100,000	79.2%	5,883	—	—	—	6,100,000	79.2%	5,883	5,201	–396
kt Estate	5,848,819	100.0%	29,244	10,000,000	1,052,564	—	15,848,819	100.0%	1,081,808	30,198	1,337
Kt Strategic Investment Fund No. 1	100	90.9%	10,000	100	10,000	—	200	90.90%	20,000	11,201	–21
NexR	306,667	65.7%	4,600	–306,667	–4,600	—	0	0.00%	0	3,887	756
Korea HD Broadcasting	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	34,799	–2,151
kt-SB Data Services	3,774,000	51.0%	18,870	—	—	—	3,774,000	51.0%	18,870	58,755	–149
kt cloudware	200,000	100.0%	1,000	3,095,287	27,600	—	3,295,287	86.2%	28,600	916	–165
Enswers	17,861	35.5%	15,957	—	—	—	17,861	35.5%	15,957	16,638	–331
kt smartservice	266,667	82.8%	13,984	—	—	—	266,667	82.8%	13,984	25,493	–377
H&C Network	—	—	0	10,720	1,011	—	10,720	1.0%	1,011	197,726	1,124
Ustream Korea	—	—	—	509,532	2,548	—	509,532	51.0%	2,548	0	—
kt innoedu	—	—	—	1,749,000	7,775	—	1,749,000	48.4%	7,775	8,043	142
kt Hitel	22,750,000	65.9%	120,078	—	—	—	22,750,000	65.9%	120,078	249,730	–2,833
kt Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	53,177	4,370
kt mhows Co., Ltd.	510,000	51.0%	3,344	—	—	—	510,000	51.0%	3,344	15,148	1,092
kt M&S Co., Ltd.	30,000,000	100.0%	37,564	17,400,000	87,000	—	47,400,000	100.0%	124,564	249,280	–3,256
kt Music Co., Ltd.	14,494,258	48.7%	17,417	6,410,256	20,000	—	20,904,514	57.8%	37,417	27,840	–2,385
Sidus FNH Co.	2,297,000	51.0%	3,522	3,500,000	3,500	—	5,797,000	72.4%	7,022	9,838	–2,975
Nasmedia Co., Ltd	1,767,516	50.0%	23,051	103,687	—	—	1,871,203	51.4%	23,051	92,384	6,004
kt media hub	—	—	—	1,000,000	80,000	—	1,000,000	100.0%	80,000	—	—
kt sat	—	—	—	10,000,000	390,530	—	10,000,000	100.0%	390,530	—	—
BestPartners	—	—	—	300,000	1,500	—	300,000	100.0%	1,500	—	—
kt Strategic Investment Fund No. 2	—	—	—	100	10,000	—	100	90.9%	10,000	—	—
Korea Telecom America, Inc.(USA)	6,000	100.0%	4,064	—	—	—	6,000	100.0%	4,064	6,368	149
Korea Telecom Japan Co., Ltd.(Japan)	12,856	100.0%	3,995	—	—	—	12,856	100.0%	3,995	15,359	731
Korea Telecom China Co., Ltd.(China)	—	100.0%	2,160	—	—	—	—	100.0%	2,160	2,804	111
ktsc Investment Management B.V.	5,146,962	93.8%	0	—	—	—	5,146,962	93.8%	0	110,923	246,948
PT.kt Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	52	–8

55

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors(1)
Suk-Chae Lee	Chief Executive Officer	January 2009	September 11, 1945	2015
Hyun-Myung Pyo	President	March 2009	October 21, 1958	2014
Il Yung Kim	President	March 2013	September 8, 1956	2014
Outside Directors(1)
E. Han Kim	Chairperson of the Board of Directors, Professor, University of Michigan	March 2009	May 27, 1946	2015
Choon-Ho Lee	Chairperson of the Board of Directors of Korea Educational Broadcasting System	March 2009	July 22, 1945	2015
Jong-Hwan Song	Professor, Myongji University	March 2010	September 5, 1944	2016
Hyun Nak Lee	Professor, Sejong University	March 2011	November 4, 1941	2014
Byong Won Bahk	Chairperson, Korean Federation of Banks	March 2011	September 24, 1952	2014
Keuk Je Sung	Professor, Graduate School of Pan-Pacific International Studies, Kyunghee University	March 2012	June 4, 1953	2015
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016
Do Kyun Song	Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016

2. Senior Management

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sung-Bok Jung	Vice Chairman, Group Legal & Ethics Group	January 2009	4	December 7, 1954
Yu-Yeol Seo	President, Customer Group	January 2010	34	September 9, 1956
Hong-Jin Kim	President, Global & Enterprise Group	December 2012	2	April 25, 1953
Kyu-Taek Nam	Senior Executive Vice President, Customer Group, Chief Sales Operating Officer	February 2013	26	February 6, 1961
Won-Ki Hong	Senior Executive Vice President, Advanced Institute of Technology	March 2012	1	September 28, 1959
Jung-Hee Song	Senior Executive Vice President, Platform & Innovation Group	January 2011	2	February 18, 1958
Hong-Seok Seo	Senior Executive Vice President, Corporate Relations Office	January 2011	2	November 20, 1960
Young-Whan Kim	Senior Advisor, Human Resources Office, Research Fellow	February 2013	30	February 13, 1958
Sang-Bong Nam	Executive Vice President, Group Legal & Ethics Group	January 2013	0	December 19, 1963
Hyeon-Mo Ku	Executive Vice President, Telecom & Convergence Group, Telecom & Convergence Chief Operating Officer	February 2013	26	January 13, 1964
Young-Whan Kim	Senior Advisor, Human Resources Office, Research Fellow	February 2013	30	February 13, 1958
Sang-Bong Nam	Executive Vice President, Group Legal & Ethics Group	January 2013	0	December 19, 1963
Hyeon-Mo Ku	Executive Vice President, Telecom & Convergence Group, Telecom & Convergence Chief Operating Officer	February 2013	26	January 13, 1964
Hae-Jung Park	Executive Vice President, Telecom & Convergence Group Marketing Unit	August 2012	6	May 23, 1963
Tae-Hyo Ahn	Executive Vice President, Telecom & Convergence Group Virtual Goods Business Unit	July 2011	28	January 24, 1962
Young-Hee Song	Executive Vice President, Telecom & Convergence Group Value Innovation Cross Functional Team	August 2012	3	February 10, 1961
Yong-Hwa Park	Executive Vice President, Customer Group Customer Satisfaction Unit	July 2011	29	March 2, 1958
Soo-Kyoung Lim	Executive Vice President, Global & Enterprise Group, Global & Enterprise Chief Business Officer	December 2012	0	December 3, 1961
Kyu-Shik Shin	Executive Vice President, Global & Enterprise Group, Domestic Enterprise Chief Sales Officer	January 2012	2	June 7, 1957
Dong-Myun Lee	Executive Vice President, Advanced Institute of Technology Infrastructure Laboratory	February 2013	21	October 15, 1962
Seong-Mok Oh	Executive Vice President, Network Group	December 2012	27	August 20, 1960
Se-Hyun Oh	Executive Vice President, New Business Unit	December 2012	2	July 2, 1963
Bum-Joon Kim	Executive Vice President, Value Management Office	February 2012	9	March 25, 1965
Seok-Keun Oh	Executive Vice President, Corporate Relations Support Office	January 2012	14	August 28, 1961
Eun-Hye Kim	Executive Vice President, Communications Office	December 2012	2	January 6, 1971

56

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jae-Geun Choi	Executive Vice President, Communications Office Creating Shared Value Unit	December 2012	4	November 30, 1961
Sang-Hyo Kim	Executive Vice President, Human Resources Office	May 2010	2	April 1, 1956
Jeong-Tae Park	Executive Vice President, Group Shared Service Group	December 2012	29	December 10, 1959
Sa-Il Kwon	Executive Vice President, Group Shared Service Group	February 2013	35	January 30, 1957
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Institute	January 2009	28	April 4, 1960
Sun-Cheol Gweon	Executive Vice President, Office of Chief Executive Officer	February 2013	22	March 1, 1962
Young-Hui Lee	Executive Vice President, Human Resources Office, Research Fellow	October 2011	31	August 7, 1957
Dong-Hoon Han	Executive Vice President, Human Resources Office, Research Fellow	February 2013	31	September 12, 1959
Tae-Il Park	Executive Vice President, Human Resources Office, Research Fellow	February 2013	35	February 24, 1956
Ki-Chul Kim	Executive Vice President, Human Resources Office, Research Fellow	February 2013	12	January 1, 1955
Young-Soo Woo	Senior Vice President, Group Corporate Center Strategy & Planning Office/Corporate Planning Department	February 2013	1	August 13, 1964
Doo-Seong Cheon	Senior Vice President, Group Corporate Center Strategy & Planning Office/Group Executives Department	February 2013	3	May 1, 1968
Sang-Wook Seo	Senior Vice President, Group Corporate Center Strategy & Planning Office/Strategic Investment Department	November 2011	1	January 26, 1972
Young-Lyoul Lee	Senior Vice President, Group Corporate Center Strategy & Planning Office/Special Task Force	February 2013	6	September 17, 1962
Sung-Hoon Shim	Senior Vice President, Group Corporate Center Synergy Management Office	February 2013	25	February 25, 1964
Hoon Cho	Senior Vice President, Group Corporate Center Synergy Management Office/Group Strategy Department	February 2013	20	December 4, 1966
Byung-Sam Park	Senior Vice President, Legal Department	March 2013	0	October 13, 1966
Sook-Kyung Sung	Senior Vice President, Intellectual Property Management Department	June 2010	13	November 18, 1964
Eung-Ho Lee	Senior Vice President, Telecom & Convergence Group, Telecom & Convergence Chief Operating Officer	February 2013	22	December 7, 1962
Bong-Goon Kwak	Senior Vice President, Telecom & Convergence Group Fast Incubation Unit	July 2011	28	March 2, 1960
Jin-Sik Kim	Senior Vice President, Telecom & Convergence Group, Chief Operating Officer of Global Media Business Task Force	March 2013	0	June 21, 1969
Sung-Kyu Yang	Senior Vice President, Telecom & Convergence Group Marketing Unit	January 2011	25	March 14, 1962
Hyung-Wook Kim	Senior Vice President, Telecom & Convergence Group Product Business Unit No. 1	February 2013	16	April 24, 1963
Pill-Jai Lee	Senior Vice President, Telecom & Convergence Group Product Business Unit No. 2	February 2013	25	October 3, 1961
Kyung-Kon Koh	Senior Vice President, Telecom & Convergence Group Online Business Unit	February 2013	3	April 28, 1963
Hye-Jeong Yun	Senior Vice President, Telecom & Convergence Group Internet Marketing Department	March 2011	22	June 12, 1966
Kuk-Hyun Kang	Senior Vice President, Telecom & Convergence Group Device Business Unit	February 2013	24	September 8, 1963
Hyon-Seog Lee	Senior Vice President, Customer Group Sales Planning Unit	February 2013	21	March 10, 1962
Eun-Hee Choi	Senior Vice President, Customer Group Value Creation & Distribution Unit	February 2013	26	March 15, 1963
Young-Sik Park	Senior Vice President, Small & Medium Business Customer Unit	December 2010	34	April 9, 1957
Seung-Gyum Kim	Senior Vice President, Customer Group Operating Support Office	February 2013	27	June 21, 1961
Myung-Bum Pyun	Senior Vice President, Customer Group Northern Seoul Sales Headquarter	August 2012	15	June 19, 1960
Seung-Dong Gye	Senior Vice President, Customer Group Southern Seoul Sales Headquarter	February 2013	35	June 6, 1958
Jae-Eui Choi	Senior Vice President, Customer Group Southern Seoul Sales Headquarter Youngdong Sales Branch	February 2013	26	April 17, 1961
Hyung-Chul Park	Senior Vice President, Customer Group Southern Seoul Sales Headquarter Shinsa Sales Branch	August 2012	27	February 2, 1962
Jong-Hack Kang	Senior Vice President, Customer Group Western Seoul Sales Headquarter	August 2012	27	April 5, 1959
Wook-Yeong Ryu	Senior Vice President, Customer Group Busan Sales Headquarter	January 2012	37	December 20, 1956
Jin-Hoon Kim	Senior Vice President, Customer Group Daegu Sales Headquarter	January 2012	26	May 5, 1960
Sang-Gyun Kim	Senior Vice President, Customer Group Jeonnam Sales Headquarter	February 2013	25	July 20, 1959
Hong-Jae Lee	Senior Vice President, Customer Group Jeonbuk Sales Headquarter	August 2012	27	August 29, 1962
Yun-Su Kim	Senior Vice President, Customer Group Chungnam Sales Headquarter	February 2013	20	November 2, 1963
Tae-Il Kwon	Senior Vice President, Customer Group Chungbuk Sales Headquarter	August 2012	28	January 11, 1958
Moon-Chul Jung	Senior Vice President, Customer Group Gangwon Sales Headquarter	February 2013	27	August 5, 1957

57

Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jun-Su Jeong	Senior Vice President, Customer Group Jeju Sales Headquarter	August 2012	21	November 2, 1962
Hee-Kyoung Song	Senior Vice President, Global & Enterprise Group Enterprise IT Business Unit	February 2013	0	July 24, 1964
Moon-Hwan Lee	Senior Vice President, Global & Enterprise Group Enterprise Telco Business Unit	February 2013	24	October 1, 1963
Han-Wook Jung	Senior Vice President, Global & Enterprise Group Service Delivery Business Unit	February 2013	27	January 22, 1961
Jae-Gyo Kim	Senior Vice President, Global & Enterprise Group Public Customer Business Unit	February 2013	34	September 23, 1958
Yoon-Sik Jeong	Senior Vice President, Global & Enterprise Group Enterprise Customer Business Unit	February 2013	4	September 30, 1964
Jun-Sick Bahk	Senior Vice President, Global & Enterprise Group Global Business Unit	February 2013	2	February 16, 1967
Sang-Wook Kim	Senior Vice President, Global & Enterprise Group Asia Department	January 2012	2	February 14, 1965
Jung-Sub Kwak	Senior Vice President, Global & Enterprise Group Global Project Group	February 2013	1	April 2, 1961
Pan-Sik Shin	Senior Vice President, Global & Enterprise Group Global Project Group	November 2012	26	February 25, 1959
Young-Suk Jeon	Senior Vice President, Global & Enterprise Group Global Project Group	November 2012	22	December 14, 1963
Hong-Beom Jeon	Senior Vice President, Advanced Institute of Technology Strategy Office	February 2013	21	October 3, 1962
Sung-Chun Lee	Senior Vice President, Advanced Institute of Technology Service Laboratory	February 2013	27	May 28, 1960
Yoon-Young Park	Senior Vice President, Advanced Institute of Technology Convergence Laboratory	February 2013	20	April 18, 1962
Jae-Yoon Park	Senior Vice President, Network Group Network Strategy Planning Unit	February 2013	26	December 18, 1960
Cha-Hyun Yoon	Senior Vice President, Network Group Network Building Unit	February 2013	28	December 2, 1961
Young-Sik Kim	Senior Vice President, Network Group Network Operation & Maintenance Unit	February 2013	22	March 15, 1961
Tae-Sung Lim	Senior Vice President, Network Group Global Technology Consulting Unit	February 2013	22	March 4. 1963
Young-Hyun Kim	Senior Vice President, Network Group Gangbuk Network Operation & Maintenance Headquarter	August 2012	35	December 19, 1958
Cheol-Gyu Lee	Senior Vice President, Network Group Honam Network Operation & Maintenance Headquarter	August 2012	27	August 24, 1960
Dae-San Lee	Senior Vice President, Network Group Daegu Network Operation & Maintenance Headquarter	February 2013	26	January 10, 1961
Yung-Sig Yoon	Senior Vice President, Network Group Busan Network Operation & Maintenance Headquarter	February 2013	29	November 20, 1956
Jae-Ho Jang	Senior Vice President, Platform & Innovation Group IT Strategy & Planning Unit	February 2012	1	July 12, 1962
June-Keun Kim	Senior Vice President, Platform & Innovation Group Management Infrastructure Innovation Department	December 2011	2	November 12, 1966
Sang-Yong Lee	Senior Vice President, Platform & Innovation Group Data & Information Security Department	November 2010	2	December 23, 1967
Jae Lee	Senior Vice President, Platform & Innovation Group Business & Information Transformation Unit	December 2010	2	March 2, 1970
Hyeon-Kyu Lee	Senior Vice President, Platform & Innovation Group Open Platform Development Unit	January 2011	2	May 13, 1962
Yi-Shik Kim	Senior Vice President, Platform & Innovation Group Big Data Department	December 2012	0	December 16, 1968
Dong-Sik Yun	Senior Vice President, Platform & Innovation Group Common Platform Development Unit	February 2013	25	June 9, 1963
Jung-Sik Suh	Senior Vice President, Platform & Innovation Group Cloud Convergence Task Force	March 2013	6	June 21, 1969
Ji-Yun Kim	Senior Vice President, Platform & Innovation Group Cloud Infra Development Unit	February 2012	1	January 27, 1968
Jae-Ho Song	Senior Vice President, Platform & Innovation Group Business Transformation Office Unit	February 2013	20	March 26, 1966
Gwang-Suk Shin	Senior Vice President, Value Management Office Value Management Department	March 2012	24	January 5, 1960
Seong-Jin Lee	Senior Vice President, Value Management Office Group Financial & Accounting Department	January 2009	16	December 2, 1958
Jae-Yon Cha	Senior Vice President, Value Management Office Cash Flow Management Department	January 2012	22	September 25, 1965
Choong-Seop Lee	Senior Vice President, Corporate Relations Support Office Corporate Relations Cooperation Department	January 2012	13	June 3, 1958
Young-Pil Park	Senior Vice President, Corporate Relations Support Office Corporate Relations Support Department	March 2009	8	February 9, 1968
Min-Woo Seo	Senior Vice President, Communications Office Public Affairs and Communications Department No. 1	January 2009	27	February 7, 1960
Hwa Jung	Senior Vice President, Human Resources Office	December 2010	24	August 10, 1964

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Name(1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Hyun-Yok Sheen	Senior Vice President, Group Shared Service Group General Affairs Office	February 2013	19	August 25, 1968
Sang-Pyo Kwon	Senior Vice President, Group Shared Service Group Procurement Strategy Office	January 2012	27	January 7, 1960
Young-Beum Joo	Senior Vice President, Group Shared Service Group KT Sports Department	August 2012	24	October 1, 1963
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	February 2012	2	October 15, 1962
Hyo-Sill Kim	Senior Vice President, Economics & Management Research Institute Network Value Task Force	February 2012	20	April 17, 1963
Kwang-Jin Oh	Senior Vice President, Economics & Management Research Institute Group Consulting Support Unit	January 2012	15	January 15, 1959
Jin-Soo Sohn	Senior Vice President, Group Consulting Support Unit Project Expert Group	February 2013	27	December 15, 1960
Dae-Su Park	Senior Vice President, Group Consulting Support Unit Project Expert Group	February 2013	23	October 28, 1963
Jin-Chul Kim	Senior Vice President, Human Resources Office	February 2013	24	May 25, 1962
Gang-Geun Lee	Senior Vice President, Human Resources Office	February 2013	24	June 22, 1961
Jae-Hyeon Kim	Senior Vice President, Human Resources Office	February 2013	15	September 26, 1962
Won-Sik Han	Senior Vice President, Human Resources Office	February 2013	28	October 26, 1960
Kyung-Seok Park	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	February 10, 1958
Jung-Won Park	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	July 26, 1959
Ki-Soong Jang	Senior Vice President, Human Resources Office, Research Fellow	February 2013	28	October 17, 1958
Youn-Mo Jeon	Senior Vice President, Human Resources Office, Research Fellow	February 2013	15	September 6, 1960
Sung-Hwan Gong	Senior Vice President, Human Resources Office, Research Fellow	February 2013	27	December 21, 1960

3. Current Status of Employees

	(Unit: Persons, Years, KRW million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	31,336	850	32,186	19.6	1,942,640	62

•	Number of employees: As of December 31, 2012 (excluding executive directors)

•	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2012 divided by number of employees as of December 31, 2012

•	Average payroll per person: Calculated using yearly average number of employees (31,280 employees)

*	Average payroll per person = total payroll amount / yearly average number of employees.

4. Remuneration to Executive Officers

(1)	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: KRW million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Non-Independent Directors	39.9	65	13.3	—	—	—
8 Outside Directors	5.4		0.7	—	—	—

The number of outside directors is including Hae-Bang Chung who is retired midway on April 20, 2012

Non-Independent directors of retirement benefits, employee benefits included in the amount paid

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(2)	Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2012

VII. The Principal Risks and Uncertainties Facing the Company

1. Risks Relating to Our Business

Competition in the Korean telecommunications industry is intense.

Competition in the telecommunications sector in Korea is intense. In recent years, business combinations in the telecommunications industry have significantly changed the competitive landscape of the Korean telecommunications industry. In particular, SK Telecom Co., Ltd. (or SK Telecom) acquired a controlling stake in Hanarotelecom Incorporated in 2008, which was renamed SK Broadband Co., Ltd. (or SK Broadband). The acquisition enabled SK Telecom to provide fixed-line telecommunications, broadband Internet access and Internet television (or IP-TV) services together with its mobile telecommunications services. On January 1, 2010, LG Dacom Corporation (or LG Dacom) and LG Powercom Co., Ltd. (or LG Powercom) merged into LG Telecom Co., Ltd., which subsequently changed its name to LG U+. The merger enabled LG U+ to provide a similar range of services as SK Telecom and us. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

In addition to our competition with integrated telecommunications service providers, we face increasing competition from specific service providers, such as Internet phone service providers, Internet text message service providers, voice resellers and call-back service providers. In recent years, the increasing popularity of Internet phone and free text message services, such as Skype and Kakao Talk, have had a negative impact on demand for our telecommunications and text message services while creating additional data transmission usage by our Internet and mobile subscribers. Our inability to adapt to such changes in the competitive landscape could have a material adverse effect on our business, financial condition and results of operations.

Mobile Service. We provide mobile services based on Wideband Code Division Multiple Access (or W-CDMA) technology and Long-Term Evolution (or LTE) technology. Competitors in the mobile telecommunications service industry are SK Telecom and LG U+. We had a market share of 30.8% as of December 31, 2012, making us the second largest mobile telecommunications service provider in Korea. SK Telecom had a market share of 50.3% as of December 31, 2012.

Mobile subscribers are allowed to switch their service provider while retaining the same mobile phone number. Mobile service providers also grant subsidies to subscribers who purchase new handsets and agree to a minimum subscription period. Mobile number portability and handset subsidies have intensified competition among the mobile service providers and increased their marketing expenses. If the mobile service providers adopt a strategy of expanding market share through price competition, it could lead to a decrease in our net profit margins.

Since 2011, SK Telecom, LG U+ and we have launched fourth-generation mobile telecommunications services based on LTE technology, which we believe has further intensified competition among the three companies and resulted in an increase in marketing expenses and capital expenditures related to implementing and providing 4G LTE services. SK Telecom and LG U+ began providing 4G LTE services in July 2011, and we commenced providing commercial 4G LTE services on January 3, 2012 utilizing our bandwidths in the 1.8 GHz spectrum that became available upon termination of our 2G services based on Code Division Multiple Access (or CDMA) technology. Although we expect that SK Telecom and LG U+ will face similar challenges to those that we expect to face in implementing this fourth-generation technology, we cannot assure you that we will continue to be able to successfully compete in fourth-generation mobile telecommunications services.

Fixed-line Telephone Services. Before December 1991, we were the sole provider of local, domestic long-distance and international long-distance telephone services in Korea. Since then, various competitors have entered the local, domestic long-distance and international long-distance telephone service markets in Korea, which have eroded our market shares. LG U+ and SK Broadband currently provide local, domestic long-distance and international long-distance telephone services. In addition, Onse Telecom Corporation and SK Telink, Inc. currently provide domestic long-distance and international long-distance telephone services. We also compete with specific service providers, such as Internet phone service providers, voice resellers and call-back service providers, that offer international long-distance service in Korea. While we offer our own Internet phone service, the entry of these and other potential competitors into the local, domestic long-distance and international long-distance telephone service markets has had and may continue to have a material adverse effect on our revenues and profitability from these businesses. As of December 31, 2012, we had a market share in local telephone service of 82.8% and a market share in domestic long distance service of 79.2%. Further increase in competition may decrease our market shares in such businesses.

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Internet Services. The Korean broadband Internet access service market has experienced significant growth in the past decade. SK Broadband (formerly Hanarotelecom) entered the broadband market in 1999 offering both Hybrid Fiber Coaxial (or HFC) and Asymmetric Digital Subscriber Line (or ADSL) services. We also began offering broadband Internet access service in 1999, followed by Dreamline, Onse and LG U+. In recent years, numerous cable television operators have also begun to offer HFC-based services at rates lower than ours. We had a market share of 44.0% as of December 31, 2012. As a result of having to compete with a number of competitors and the maturing of the Internet access service market, we currently encounter, and we expect to encounter, pressure to increase marketing expenses in the future.

The market for other Internet-related services in Korea, including IP-TV and Internet phone services, is also very competitive. We anticipate that competition will continue to intensify as the usage and popularity of the Internet grows and as new domestic and international competitors enter the Internet industry in Korea. The substantial growth of the Internet industry in Korea has attracted many competitors and as a result may lead to increasing price competition to provide Internet-related services. Increased competition in the Internet industry could have a material adverse effect on the number of subscribers of our Internet-related service and on our results of operations.

Failure to renew existing bandwidth spectrum, acquire adequate additional bandwidth spectrum or use our bandwidth efficiently may adversely affect our mobile telecommunications business and results of operations.

One of the principal limitations on a wireless network’s subscriber capacity is the amount of bandwidth spectrum allocated to the service provider. We have a license to use 40 MHz of bandwidth in the 2.1 GHz spectrum that we use to provide IMT-2000 services based on W-CDMA wireless network standards. Such license expires in December 2016, and we are required to pay approximately ￦1.3 trillion during the license period of 15 years. In April 2010, the Korea Communications Commission announced its decision to allocate 20 MHz of bandwidth in the 900 MHz spectrum to us, which became effective in July 2011, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 900 MHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation. In June 2011, our right to use 40 MHz of bandwidth in the 1.8 GHz spectrum expired, and the Korea Communications Commission allocated back to us the right to use 20 MHz of such bandwidth in the 1.8 GHz spectrum upon expiration pursuant to our application, for which we are required to pay a portion of the actual sales generated from using the bandwidth in the 1.8 GHz spectrum during the license period of 10 years as a usage fee for the bandwidth, as well as a portion of expected sales that was determined by the Korea Communications Commission at the time of allocation.

In August 2011, the Korea Communications Commission auctioned the right to use the remaining 20 MHz of bandwidth in the 1.8 GHz spectrum that we relinquished, 10 MHz of additional bandwidth in the 800 MHz spectrum and 20 MHz of additional bandwidth in the 2.1 GHz spectrum. We acquired the right to use the 10 MHz of bandwidth in the 800 MHz spectrum, for which we are required to pay a total usage fee of ￦261 billion during the license period of 10 years, SK Telecom acquired the right to use the 20 MHz of bandwidth in the 1.8 GHz spectrum and LG U+ acquired the right to use the 20 MHz bandwidth in the 2.1 GHz spectrum. We began using the 20 MHz of bandwidth in the 1.8 GHz spectrum, which became available upon termination of our 2G PCS services, to provide our 4G LTE services starting in January 2012, and expect to utilize the newly allocated bandwidths in the 800 MHz and 900 MHz spectrums to further expand our 4G LTE services in the future, if necessary. The Korea Communications Commission announced in December 2012 that it will further auction 60 MHz of bandwidth in the 1.8 GHz spectrum, which had been used by governmental entities such as the military, and 80 MHz of bandwidth in the 2.6 GHz spectrum, which had been used for digital multimedia broadcasting services. The auction is expected to take place in June 2013.

The growth of our mobile telecommunications business and the increase in usage of wireless data transmission services have been significant factors in the increased utilization of our bandwidth, since wireless data applications are generally more bandwidth-intensive than voice services. The current trend of increasing data transmission use and the increasing sophistication of multimedia contents are likely to put additional strain on the bandwidth capacity of mobile service providers. In the event we are unable to maintain sufficient bandwidth capacity by renewing existing bandwidth spectrum, receiving additional bandwidth allocation, or cost-effectively implementing technologies that enhance bandwidth usage efficiency, our subscribers may perceive a general decrease in quality of mobile telecommunications services. No assurance can be given that bandwidth constraints will not adversely affect the growth of our mobile telecommunications business.

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Introduction of new services, including our 4G LTE services, poses challenges and risks to us.

The telecommunications industry is characterized by continual advances and improvements in telecommunications technology, and we have been continually researching and implementing technology upgrades and additional telecommunication services to maintain our competitiveness. For example, in March 2005, we acquired a license to provide wireless broadband Internet access (or WiBro) service for ￦126 billion, and commercially launched our service in June 2006. We completed the upgrade of our 4G WiBro network and expanded our WiBro service coverage to 84 cities nationwide and major highways in March 2011, which we believe allows us to provide WiBro services at speeds that are approximately three times faster than our previous 3G network at a lower cost, and had approximately 934,000 subscribers as of December 31, 2012. We are also upgrading our broadband network to enable FTTH connection, which enhances downstream speed and connection quality. FTTH is a telecommunication architecture in which a communication path is provided over optical fiber cables extending from the telecommunications operator’s switching equipment to the boundary of home or office. FTTH uses fiber optic cable, which is able to carry a high-bandwidth signal for longer distances without degradation. FTTH enables us to deliver enhanced products and services that require high bandwidth, such as IP-TV service and delivery of other digital media content.

In addition, we have been building more advanced mobile telecommunications networks based on LTE technology, which is generally referred to as a 4G technology, and commenced providing commercial 4G LTE services in the Seoul metropolitan area on January 3, 2012. We completed the expansion of our 4G LTE service coverage nationwide in October 2012. Several wireless carriers in the United States, Europe and Asia commenced LTE services in recent years and LTE technology is expected to be widely accepted as the standard 4G technology. LTE technology enables data to be transmitted faster than W-CDMA, up to 75 Mbps for downloading and up to 37.5 Mbps for uploading. We believe that the faster data transmission speed of the LTE network, combined with our existing 4G nationwide WiBro network, allows us to offer significantly improved wireless data transmission services, providing our subscribers with faster wireless access to multimedia content. No assurance can be given that our new services will gain broad market acceptance such that we will be able to derive revenues from such services to justify the license fee, capital expenditures and other investments required to provide such services.

Termination of our second generation Personal Communications Service (or 2G PCS) services may pose risks to us.

As part of our decision to apply for reallocation of the 20 MHz bandwidth in the 1.8 GHz spectrum, we applied to the Korea Communications Commission to terminate our 2G PCS services, and on November 23, 2011, the Korea Communications Commission approved our plan. However, on November 30, 2011, approximately 900 of our 2G PCS service subscribers filed a class-action suit against the Korea Communications Commission for its approval of our plan, claiming that we used improper means to reduce our 2G PCS subscribers to comply with regulatory requirements before terminating the 2G PSC services and that the Korea Communications Commission did not consider such factor in approving our plan. On December 6, 2011, the Seoul Administrative Court issued a preliminary injunction, which temporarily suspended our termination of the 2G PCS services until the case went to trial. We immediately appealed the decision and the Seoul High Court overruled the preliminary injunction on December 26, 2011 and reinstated the Korea Communications Commission’s approval. Accordingly, we terminated our 2G PCS services in the Seoul metropolitan area and began the termination process for the rest of Korea on January 3, 2012. On January 12, 2012, the 2G subscribers filed an appeal of the Seoul High Court’s decision with the Supreme Court of Korea, and on February 1, 2012, the Supreme Court of Korea denied such appeal. On January 17, 2012, trial for the original class-action suit filed by the 2G subscribers began in the Seoul Administrative Court. On May 8, 2012, the Seoul Administrative court ruled in our favor on all claims and the plaintiffs subsequently filed an appeal with the Seoul High Court. On September 15, 2012, the Seoul High Court denied the plaintiffs’ appeal, and the plaintiffs appealed the decision to the Supreme Court of Korea. On February 15, 2013, the Supreme Court of Korea denied the plaintiffs’ appeal. There are currently three other similar appeals pending in the Supreme Court of Korea. While we expect these appeals to also be resolved in our favor, there can be no assurance that we will not incur reputational damage from terminating our 2G PCS services, or that further complaints and other potential actions of our 2G PCS subscribers will not adversely affect our business, financial condition and results of operations.

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We may not be able to successfully pursue our strategy to acquire businesses and enter into joint ventures that complement or diversify our current business, and we may need to incur additional debt to finance such expansion activities.

One key aspect of our overall business strategy calls for acquisitions of businesses and entering into joint ventures that complement or diversify our current business. In October 2011, we, through our subsidiary KT Capital Co., Ltd., acquired 1,622,520 common shares of BC Card Co., Ltd. to further diversify our business and to create synergies through utilization of our mobile telecommunications network in financial services. In January 2011, we acquired 5,600,000 shares of redeemable convertible preferred stock with voting rights and convertible bonds that were convertible into 5,600,000 shares of common stock of KT Skylife Co., Ltd., a provider of satellite TV service which may also be packaged with our IP-TV services, from Dutch Savings Holdings B.V. for approximately W246 billion. We exercised the conversion rights on the redeemable convertible preferred stock and the convertible bonds in March 2011, and owned a 50.2% interest in KT Skylife Co., Ltd. as of December 31, 2012. In December 2012, we submitted a non-binding bid for Vivendi SA’s 53.0% controlling stake in Maroc Telecom SA, a telecommunications service provider based in Rabat, Morocco. While we announced our decision in March 2013 not to submit a formal bid for Maroc Telecom SA, we may consider various investment options with Maroc Telecom SA.

While we plan to continue our search for other suitable acquisition and joint venture opportunities, we cannot provide assurance that we will be able to identify additional attractive opportunities or that we will successfully complete the transactions, including the bid for Maroc Telcom SA, without encountering administrative, technical, political, financial or other difficulties, or at all. Even if we were to successfully complete the transactions, success of an acquisition or a joint venture depends largely on our ability to achieve the anticipated synergies, cost savings and growth opportunities from integrating the business of the acquired company or the joint venture with our business. There can be no assurance that we will achieve the anticipated benefits of the transaction, which may adversely affect our business, financial condition and results of operations.

Pursuing acquisitions or joint venture transactions also requires significant capital, and as we pursue further growth opportunities for the future, we may need to raise additional capital through incurring loans or through issuances of bonds or other securities in the international capital markets. The bid for Maroc Telcom SA may also require significant capital resources if our bid is eventually successful. However, we cannot guarantee that such capital will be available when needed due to conditions in the capital markets, or that even if such capital is available, it will be available on commercially acceptable terms or in sufficient amounts to make the expenditures required.

Disputes with our labor union may disrupt our business operations.

In the past, we have experienced opposition from our labor union for our strategy of restructuring to improve our efficiency and profitability by disposing of non-core businesses and reducing our employee base. Although we have not experienced any significant labor disputes or unrests in recent years, there can be no assurance that we will not experience labor disputes or unrests in the future, including expanded protests and strikes, which could disrupt our business operations and have an adverse effect on our financial condition and results of operations.

We also negotiate collective bargaining agreements every two years with our labor union and annually negotiate a wage agreement. Our current collective bargaining agreement expires on May 23, 2013. Although we have been able to reach collective bargaining agreements and wage agreements with our labor union in recent years, there can be no assurance that we will not experience labor disputes and unrests resulting from disagreements with the labor union in the future.

The Korean telecommunications and Internet protocol broadcasting industries are subject to extensive Government regulations, and changes in Government policy relating to these industries could have a material adverse effect on our operations and financial condition.

The Government, primarily through the Ministry of Science, ICT & Future Planning (the “MSIP”) (ICT standing for Information & Communication Technology) and the Korea Communications Commission, has authority to regulate the telecommunications industry. Until recently, regulation of the telecommunications industry has mainly been the responsibility of the Korea Communications Commission. With the establishment of the newly created MSIP on March 23, 2013, however, such regulatory responsibility has mostly been transferred to the MSIP. The MSIP’s policy is to promote competition in the Korean telecommunications markets through measures designed to prevent the dominant service provider in any such market from exercising its market power in such a way as to prevent the emergence and development of viable competitors.

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Under current Government regulations, if a network service provider has the largest market share for a specified type of service and its revenue from that service for the previous year exceeds a specific revenue amount set by the MSIP, it must obtain prior approval from the MSIP for the rates and the general terms for that service. Each year the MSIP designates service providers the rates and the general terms of which must be approved by the Korea Communications Commission. In recent years, the Korea Communications Commission had so designated us for local telephone service and SK Telecom for mobile service, and the MSIP, in consultation with the Ministry of Strategy and Finance, currently approves rates charged by us and SK Telecom for such services.

The MSIP currently does not regulate our domestic long-distance, international long-distance, broadband internet access and mobile service rates, but the inability to freely set our local telephone service rates may hurt profits from such business and impede our ability to compete effectively against our competitors. The form of our standard agreement for providing local network service and each agreement for interconnection with other service providers are also subject to approval by the MSIP. In addition, the MSIP may periodically announce public policy guidelines or suggestions that we take into consideration in setting our tariff for non-regulated services. In June 2011, upon recommendation of the Korea Communications Commission, SK Telecom announced tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every subscriber, an exemption of usage charges for short text message service, or SMS, up to 50 messages per month and the introduction of flexible service plans for smartphone users. In August 2011, after discussions with the Korea Communications Commission, we announced the adoption of various tariff reduction measures, including a reduction of the monthly fee by ￦1,000 for every mobile subscriber (effective October 21, 2011), an exemption of usage charges for SMS, of up to 50 messages per month (effective November 1, 2011) and the introduction of customized fixed rate plans for smartphone users (effective October 24, 2011). There can be no assurance that we will not adopt other tariff-reducing measures in the future to comply with the Government’s public policy guidelines or suggestions.

Based on investigations conducted in December 2012 and January 2013, the Korea Communications Commission imposed a combined fine of approximately ￦12 billion on SK Telecom, LG U+ and us in January 2013 (our fine being approximately ￦2.9 billion), for providing subsidies that were higher than those allowed under current regulations to new mobile phone purchasers and subscribers, and also imposed temporary suspensions from recruiting new customers ranging from 20 days to 24 days from signing new subscribers. In March 2013, the Korea Communications Commission again imposed a combined fine of approximately ￦5 billion on SK Telecom, LG U+ and us (our fine being approximately ￦1.6 billion), for continuing to offer subsidies during the suspension period.

President Park Geun-hye, who took office on February 25, 2013 as the 18th President of Korea, announced that the new Government will work toward reducing telecommunications service charges and promoting transparency in the decision making of telecommunications service providers. Accordingly, the new Government has set detailed policy objectives to (1) gradually reduce and abolish initial subscription fees by 2015, (2) expand mobile virtual network operator and mobile voice over Internet protocol (“m-VoIP”) service, (3) intensify regulations on handset subsidies and (4) construct a data-based tariff system. While it is questionable whether the new Government’s telecommunications policy will be effective in light of the previous Government’s failure to keep to its policy objective of reducing tariffs by more than 20.0%, which resulted in fee reductions as described above, if the new Government goes forward with its new telecommunications policy, it will increase competition among wireless service providers and our business and our profitability may be adversely affected.

The Government also sets the policies regarding the use of radio frequencies and allocates the spectrum of radio frequencies used for wireless telecommunications. For a discussion of the Government’s recent policies and practices on bandwidth spectrum allocation. The new allocations of bandwidth could increase competition among wireless service providers, which may have an adverse effect on our business.

We also plan to put more focus on the Internet protocol (or IP) media market, and we began offering IP-TV service in November 2008. IP-TV is a service which combines video-on-demand services with real-time high definition broadcasting via broadband networks. The MSIP and the Korea Communications Commission have the authority to regulate the IP media market, including IP-TV services. Under the Internet Multimedia Broadcasting Business Act, anyone intending to engage in the IP media broadcasting business must obtain a license from the MSIP, and anyone intending to engage in the production and dissemination of contents focused on news or contents generally combining news, culture, entertainment and other similar contents must obtain an additional approval from the Korea Communications Commission, and anyone intending to engage in the production and dissemination of contents relating to introduction of consumer products and other similar marketing contents must obtain an additional approval from the MSIP. In addition, KT Skylife Co. (formerly Korea Digital Satellite Broadcasting Co., Ltd.), which became our consolidated subsidiary starting in January 2011, offers satellite TV services, which may also be packaged with our IP-TV services. KT Skylife is also subject to the regulation of the MSIP pursuant to the Korea Broadcasting Act.

64

Government policies and regulations relating to the above as well as other regulations involving the Korean telecommunications and IP broadcasting industries (including as a result of the implementation of free trade agreements between Korea and other countries, including the United States and the European Union) may change, which could have a material adverse effect on our operations and financial condition.

We are subject to various regulations under the Monopoly Regulation and Fair Trade Act.

The Monopoly Regulation and Fair Trade Act provides for various regulations and restrictions on large business groups enforced by the Korea Fair Trade Commission. The Korea Fair Trade Commission initially designated us as a large business group under the Monopoly Regulation and Fair Trade Act on April 1, 2002. Our business relationships and transactions with our subsidiaries, affiliates and other companies within the KT Group are subject to ongoing scrutiny by the Fair Trade Commission as to, among other things, whether such relationships and transactions constitute undue financial support among companies of the same business group. We are also subject to the fair trade regulations limiting debt guarantees for other domestic member companies of the same group and cross-shareholdings among domestic member companies of the same group. Any future determination by the Korea Fair Trade Commission that we have engaged in transactions that violate the fair trade laws and regulations may result in fines or other punitive measures and may have a material adverse effect on our reputation and our business.

Concerns that radio frequency emissions may be linked to various health concerns could adversely affect our business and we could be subject to litigation relating to these health concerns.

In the past, allegations that serious health risks may result from the use of wireless telecommunications devices or other transmission equipment have adversely affected share prices of some wireless telecommunications companies in the United States. In May 2011, the International Agency for Research on Cancer (“IARC”) announced that it has classified radiofrequency electromagnetic fields associated with wireless phone use as possibly carcinogenic to humans, based on an increased risk for glioma, a malignant type of brain cancer. The IARC is part of the World Health Organization that conducts research on the causes of human cancer and the mechanisms of carcinogenesis, and aims to develop scientific strategies for cancer control. We cannot assure you that such health concerns will not adversely affect our business. Several class action and personal injury lawsuits have been filed in the United States against several wireless phone manufacturers and carriers, asserting product liability, breach of warranty and other claims relating to radio transmissions to and from wireless phones. Certain of these lawsuits have been dismissed. We could be subject to liability or incur significant costs defending lawsuits brought by our subscribers or other parties who claim to have been harmed by or as a result of our services. In addition, the actual or perceived risk of wireless telecommunications devices could have an adverse effect on us by reducing our number of subscribers or our usage per subscriber.

Depreciation of the value of the Won against the Dollar and other major foreign currencies may have a material adverse effect on the results of our operations and on the prices of our securities.

Substantially all of our revenues are denominated in Won. Depreciation of the Won may materially affect the results of our operations because, among other things, it causes an increase in the amount of Won required by us to make interest and principal payments on our foreign-currency-denominated debt, the costs of telecommunications equipment that we purchase from overseas sources, net settlement payments to foreign carriers and certain payments related to our derivative instruments entered into for foreign exchange risk hedging purposes. Of the ￦8,237 billion total principal amount of long-term borrowings (less current portion) outstanding as of December 31, 2012, ￦2,749 billion was denominated in foreign currencies with an average weighted interest rate of 3.90%. The interest rates of such long-term debt denominated in foreign currencies ranged from 1.36% (for US$100 million floating rate notes due 2013 with an interest rate of three month London Interbank Offered Rate plus 1.05%) to 6.50% (for US$100 million fixed rate notes due 2034 issued under our medium-term note program). Upon identification and evaluation of our currency risk exposures, we, having considered various circumstances, enter into derivative financial instruments to try to manage some of such risks. Although the impact of exchange rate fluctuations has in the past been partially mitigated by such strategies, our results of operations have historically been affected by exchange rate fluctuations and there can be no assurance that such strategies will be sufficient to reduce or eliminate the adverse impact of such fluctuations in the future.

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Fluctuations in the exchange rate between the Won and the Dollar will also affect the Dollar equivalent of the Won price of the shares of our common stock on the KRX KOSPI Market and, as a result, will likely affect the market price of the ADSs. These fluctuations will also affect the Dollar conversion by the depositary for the ADRs of cash dividends, if any, paid in Won on shares of common stock represented by the ADSs.

2.	Risks Relating to Korea

Korea is our most important market, and our current business and future growth could be materially and adversely affected if economic conditions in Korea deteriorate.

Substantially all of our operations, customers and assets are located in Korea. Accordingly, the performance and successful fulfillment of our operational strategies are necessarily dependent on the overall Korean economy and the resulting impact on the demand for telecommunications services. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the U.S. and global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. From the second half of 2008 to the first half of 2010, the value of the Won relative to major foreign currencies in general and the U.S. dollar in particular fluctuated widely. While the value of the Korean Won generally stabilized starting in the second half of 2010, there have been signs of relative increase in the volatility of exchange rates starting in the fourth quarter of 2012. Given the lingering uncertainty in the global economic environment, there is no guarantee that exchange rates will not once again fluctuate in the future at such levels as we experienced in the second half 2008 through the first half of 2010. A depreciation of the Won increases the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. An appreciation of the Won, on the other hand, causes export products of Korean companies to be less competitive by raising their prices in terms of the relevant foreign currency and reduces the Won value of such export sales. Furthermore, as a result of adverse global and Korean economic conditions, there has been an overall decline and continuing volatility in the stock prices of Korean companies. The Korea Composite Stock Price Index, or KOSPI, declined from 1,897.1 on December 31, 2007 to 938.8 on October 24, 2008. While the KOSPI has recovered since 2008, closing at 1,944.6 on April 26, 2013, there is no guarantee that the stock prices of Korean companies will not decline again in the future. Future declines in the KOSPI and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may continue to adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean or global economy could adversely affect our business, financial condition and results of operations.

Developments that could have an adverse impact on Korea’s economy in the future include:

•	difficulties in the financial sectors in Europe and elsewhere and increased sovereign default risks in selected countries and the resulting adverse effects on the global financial markets;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. dollar or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

continuing adverse conditions in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere;

66

•	further decreases in the market prices of Korean real estate;

•	increasing delinquencies and credit defaults by consumer and small- and medium-sized enterprise borrowers;

•	declines in consumer confidence and a slowdown in consumer spending;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•

a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs that, together, would lead to an increased Korean government budget deficit;

•	financial problems or lack of progress in the restructuring of large troubled companies, their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain Korean companies;

•	the economic impact of any pending or future free trade agreements;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	natural disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	hostilities or political or social tensions involving oil producing countries in the Middle East or North Africa and any material disruption in the supply of oil or increase in the price of oil; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States.

Escalations in tensions with North Korea could have an adverse effect on us.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of future events. In particular, since the death of Kim Jong-il in December 2011, there has been increased uncertainty with respect to the future of North Korea’s political leadership and concern regarding its implications for political and economic stability in the region. Although Kim Jong-il’s third son, Kim Jong-eun, has assumed power as his father’s designated successor, the long-term outcome of such leadership transition remains uncertain.

In addition, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and long-range missile programs as well as its hostile military actions against Korea. Some of the significant incidents in recent years include the following:

•

In early April 2013, North Korea blocked access to the inter-Korean industrial complex in its border city of Gaeseong to South Koreans, while the U.S. deployed nuclear-capable stealth bombers and destroyers to Korean air and sea space;

67

•

In late March 2013, North Korea stated that it had entered “a state of war” with Korea, declaring the 1953 armistice invalid, and put its artillery at the highest level of combat readiness to protest the Korea-United States allies’ military drills and additional sanctions imposed on North Korea for its missile and nuclear tests;

•

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and conducted three rounds of nuclear tests between October 2006 to February 2013, which increased tensions in the region and elicited strong objections worldwide. In response, the United Nations Security Council unanimously passed resolutions that condemned North Korea for the nuclear tests and expanded sanctions against North Korea, most recently in March 2013;

•

In December 2012, North Korea launched a satellite into orbit using a long-range rocket, despite concerns in the international community that such a launch would be in violation of the agreement with the United States as well as United Nations Security Council resolutions that prohibit North Korea from conducting launches that use ballistic missile technology; and

•

In March 2010, a Korean naval vessel was destroyed by an underwater explosion, killing many of the crewmen on board. The Government formally accused North Korea of causing the sinking, while North Korea denied responsibility. Moreover, in November 2010, North Korea fired more than one hundred artillery shells that hit Korea’s Yeonpyeong Island near the Northern Limit Line, which acts as the de facto maritime boundary between Korea and North Korea on the west coast of the Korean peninsula, causing casualties and significant property damage. The Government condemned North Korea for the attack and vowed stern retaliation should there be further provocation.

North Korea’s economy also faces severe challenges. For example, in November 2009, the North Korean government redenominated its currency at a ratio of 100 to 1 as part of a currency reform undertaken in an attempt to control inflation and reduce income gaps. In tandem with the currency redenomination, the North Korean government banned the use or possession of foreign currency by its residents and closed down privately run markets, which led to severe inflation and food shortages. Such developments may further aggravate social and political tensions within North Korea.

There can be no assurance that the level of tension on the Korean peninsula will not escalate in the future. Any further increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high level contacts between Korea and North Korea break down or military hostilities occur, could have a material adverse effect on our business, results of operations and financial condition.

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Report of Independent Auditors

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying consolidated statements of financial position of KT Corporation (the “Company”) and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of KT Corporation and its subsidiaries as of December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended, in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Samil PricewaterhouseCoopers, LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu,

Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600), www.samil.com

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

/s/ SAMIL PRICEWATERHOUSECOOPERS

Seoul, Korea

March 7, 2013

This report is effective as of March 7, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in millions of Korean won)	Notes	2012		2011

Assets

Current assets
Cash and cash equivalents	4, 5	￦	2,054,696	￦	1,445,169
Trade and other receivables	4, 6		5,877,523		6,158,914
Short-term loans	4, 7		668,113		698,030
Current finance lease receivables	4, 20		339,860		248,703
Other financial assets	4, 8		244,979		253,625
Current income tax assets			862		838
Inventories, net	9		934,870		674,727
Other current assets	10		361,942		310,653

Total current assets			10,482,845		9,790,659

Non-current assets
Trade and other receivables, net	4, 6		1,071,116		1,723,415
Long-term loans, net	4, 7		512,587		491,301
Non-current finance lease receivables	4, 20		521,820		487,957
Other financial assets	4, 8		672,182		621,699
Property and equipment	11, 20		15,734,420		14,022,695
Investment property	12		1,155,213		1,159,105
Intangible assets	13		3,212,593		2,643,485
Investments in jointly controlled entities and associates	14		410,783		529,184
Deferred income tax assets	30		610,762		529,856
Other non-current assets	10		95,178		86,053

Total non-current assets			23,996,654		22,294,750

Total assets		￦	34,479,499	￦	32,085,409

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(in millions of Korean won)	Notes	2012		2011

Liabilities and Equity

Current liabilities
Trade and other payables	4, 15	￦	7,216,304	￦	5,890,425
Current finance lease liabilities	4, 20		14,033		46,155
Borrowings	4, 16		3,186,643		2,112,438
Other financial liabilities	4, 8, 19		71,983		8,287
Current income tax liabilities			142,969		187,070
Provisions	17		205,512		122,585
Deferred revenue			170,682		167,907
Other current liabilities	10		239,188		210,258

Total current liabilities			11,247,314		8,745,125

Non-current liabilities
Trade and other payables	4, 15		701,360		651,713
Non-current finance lease liabilities, net	4, 20		27,613		90,042
Borrowings	4, 16		8,236,734		8,886,114
Other financial liabilities	4, 8, 19		69,813		288,473
Retirement benefit liabilities	18		548,621		425,712
Provisions	17		149,731		142,965
Deferred revenue			157,395		160,981
Deferred income tax liabilities	30		134,978		124,437
Other non-current liabilities	10		41,428		32,038

Total non-current liabilities			10,067,673		10,802,475

Total liabilities			21,314,987		19,547,600

Equity attributable to owners of the Parent Company

Capital stock	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		10,646,383		10,219,633
Accumulated other comprehensive income	23		1,325		(22,865)
Other components of equity	23, 24		(1,343,286)		(1,497,289)

			12,309,179		11,704,236

Non-controlling interest			855,333		833,573

Total equity			13,164,512		12,537,809

Total liabilities and shareholders’ equity		￦	34,479,499	￦	32,085,409

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2012 and 2011

(in millions of Korean won, except per share amounts)

	Notes	2012		2011
Continuing Operations
Operating revenue	4, 14, 25, 26	￦	23,790,359	￦	21,272,033
Operating expenses	4, 14, 27		22,576,479		19,523,624

Operating profit			1,213,880		1,748,409
Other income	28		787,350		775,632
Other expenses	28		(316,297)		(546,256)
Finance income	29		496,366		266,030
Finance costs	29		(779,812)		(637,406)
Income (loss) from jointly controlled entities and associates	14		21,015		(3,038)

Profit from continuing operations before income tax			1,422,502		1,603,371
Income tax expense	30		279,518		315,946

Profit for the period from the continuing operations			1,142,984		1,287,425

Discontinued Operations
Profit from discontinued operations	38		(31,534)		164,594

Profit for the period		￦	1,111,450	￦	1,452,019

Profit for the period attributable to:
Equity holders of the Parent Company		￦	1,057,047	￦	1,446,551
Profit from continuing operations			1,086,734		1,280,876
Profit from discontinued operations			(29,687)		165,675
Non-controlling interest		￦	54,403	￦	5,468
Profit from continuing operations			56,250		6,549
Profit from discontinued operations			(1,847)		(1,081)
Earnings (loss) per share attributable to the equity holders of the Parent Company during the year (in won):
Basic earnings (loss) per share	31	￦	4,341	￦	5,947
From continuing operations			4,463		5,266
From discontinued operations			(122)		681
Diluted earnings (loss) per share	31	￦	4,340	￦	5,946
From continuing operations			4,462		5,265
From discontinued operations			(122)		681

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012 and 2011

(in millions of Korean won)

	Notes	2012		2011

Profit for the year		￦	1,111,450	￦	1,452,019
Other comprehensive income
Changes in value of available-for-sale financial assets	4, 8		23,952		60,834
Net reclassification adjustment for realized losses of available-for-sale financial assets	4		(4,865)		(1,376)
Actuarial loss on retirement benefit liabilities	18		(141,699)		(108,065)
Net gains(losses) on cashflow hedges	4, 8		(129,290)		16,459
Net reclassification adjustment for cashflow hedges	4		154,867		11,712
Shares of other comprehensive income (expense) from jointly controlled entities and associates			(9,109)		(2,633)
Net reclassification to income for jointly controlled entities and associates			379		(2,055)
Shares of actuarial gain (loss) of jointly controlled entities and associates			(1,082)		(1,918)
Currency translation differences			(6,645)		12,029
Net reclassification adjustment for currency translation differences			—		22,661

Total comprehensive income for the year		￦	997,958	￦	1,459,667

Comprehensive income for the year attributable to:
Equity holders of the Parent Company			937,542		1,396,415
Non-controlling interest			60,416		63,252

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years ended December 31, 2012 and 2011

		Attributable to equity holders of the Parent Company
(in millions of Korean won)	Notes	Capital stock		Share premium		Retained earnings		Accumulated Other Comprehensive income (loss)		Other Components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2011		￦	1,564,499	￦	1,440,258	￦	9,466,168	￦	(79,370)	￦	(1,258,293)	￦	11,133,262	￦	220,793	￦	11,354,055
Comprehensive income
Profit for the year			—		—		1,446,551		—		—		1,446,551		5,468		1,452,019
Changes in value of available-for-sale financial assets	4		—		—		—		5,090		—		5,090		54,368		59,458
Actuarial loss on retirement benefit liabilities	18		—		—		(104,723)		—		—		(104,723)		(3,342)		(108,065)
Net gains on cashflow hedge	4		—		—		—		28,178		—		28,178		(7)		28,171
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(5,283)		—		(5,283)		595		(4,688)
Shares of actuarial gain of jointly controlled entities and associates			—		—		(1,918)		—		—		(1,918)		—		(1,918)
Currency translation differences			—		—		—		28,520		—		28,520		6,170		34,690

Transactions with equity holders
Dividends	32		—		—		(586,150)		—		—		(586,150)		(9,050)		(595,200)
Appropriations of loss on disposal of treasury stock			—		—		(295)		—		295		—		—		—
Changes in consolidation scope			—		—		—		—		—		—		503,588		503,588
Change in ownership interest in subsidiaries			—		—		—		—		(253,445)		(253,445)		36,457		(216,988)
Others			—		—		—		—		14,154		14,154		18,533		32,687

Balance at December 31, 2011		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	833,573	￦	12,537,809

Balance at January 1, 2012		￦	1,564,499	￦	1,440,258	￦	10,219,633	￦	(22,865)	￦	(1,497,289)	￦	11,704,236	￦	833,573	￦	12,537,809
Comprehensive income
Profit for the year			—		—		1,057,047		—		—		1,057,047		54,403		1,111,450
Changes in value of available-for-sale financial assets	4		—		—		—		12,019		—		12,019		7,068		19,087
Actuarial loss on retirement benefit liabilities	18		—		—		(142,613)		—		—		(142,613)		914		(141,699)
Net gains(losses) on cashflow hedge	4		—		—		—		25,628		—		25,628		(51)		25,577
Shares of other comprehensive income of jointly controlled entities and associates			—		—		—		(8,440)		—		(8,440)		(290)		(8,730)
Shares of actuarial gain of jointly controlled entities and associates			—		—		(1,082)		—		—		(1,082)		—		(1,082)
Currency translation differences			—		—		—		(5,017)		—		(5,017)		(1,628)		(6,645)

Transactions with equity holders
Dividends	32		—		—		(486,602)		—		—		(486,602)		(10,158)		(496,760)
Appropriations of loss on disposal of treasury stock			—		—		—		—		13,353		13,353		—		13,353
Changes in consolidation scope			—		—		—		—		—		—		133,767		133,767
Change in ownership interest in subsidiaries			—		—		—		—		141,303		141,303		(163,404)		(22,101)
Others			—		—		—		—		(653)		(653)		1,139		486

Balance at December 31, 2012		￦	1,564,499	￦	1,440,258	￦	10,646,383	￦	1,325	￦	(1,343,286)	￦	12,309,179	￦	855,333	￦	13,164,512

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2012 and 2011

(in millions of Korean won)

	Notes	2012		2011

Cash flows from operating activities
Cash generated from operations	33	￦	6,434,672	￦	2,905,037
Interest paid			(560,909)		(512,643)
Interest received			208,207		156,932
Dividends received			18,499		15,330
Income tax paid			(379,644)		(414,631)
Income tax refund received			573		284

Net cash generated from operating activities			5,721,398		2,150,309

Cash flows from investing activities
Collection of loans			106,872		66,713
Origination of loans			(130,396)		(71,450)
Disposal of available-for-sale financial assets			113,068		65,760
Acquisition of available-for-sale financial assets			(86,622)		(188,752)
Disposal of investments in jointly controlled entities and associates			21,818		102,563
Acquisition of investments in jointly controlled entities and associates			(59,464)		(65,055)
Disposal of current and non-current financial instruments			341,876		240,779
Acquisition of current and non-current financial instruments			(1,024,036)		(257,619)
Disposal of property, equipment and investment property			1,676,248		594,250
Acquisition of property and equipment			(4,278,232)		(3,208,337)
Disposal of intangible assets			7,061		14,763
Acquisition of intangible assets			(526,843)		(476,888)
Acquisition of subsidiaries, net of cash acquired			(5,779)		208,752
Cash inflow from changes in scope of consolidation			48		326,524

Net cash used in investing activities			(3,844,381)		(2,647,997)

Cash flows from financing activities
Proceeds from borrowings and bonds			4,255,963		7,224,666
Repayments of borrowings and bonds			(4,577,543)		(6,025,054)
Settlement of derivative assets and liabilities, net			35,162		130,119
Disposal of treasury stock			11,369		—
Cash inflow from consolidated capital transaction			7,232		83,855
Cash outflow from consolidated capital transaction			(315,356)		(2,213)
Dividends paid to shareholders			(486,602)		(586,150)
Dividends paid to non-controlling interest			(10,158)		(9,050)
Decrease in finance leases liabilities			(190,380)		(47,701)
Cash inflow from other financing activities			3,839		—

Net cash provided by (used in) financing activities			(1,266,474)		768,472

Effect of exchange rate change on cash and cash equivalents			(1,016)		12,744

Net increase in cash and cash equivalents			609,527		283,528

Cash and cash equivalents
Beginning of the year	5		1,445,169		1,161,641

End of the year	5	￦	2,054,696	￦	1,445,169

The accompanying notes are an integral part of these consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1027, Consolidated and Separate Financial Statements, and its 60 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Company”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 206, Jungja-dong, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and government-owned shares, at the New York Stock Exchange and the London Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange and London Stock Exchange.

In 2002, the Controlling Company acquired 60,294,575 government-owned shares in accordance with the Korean Government’s privatization plan. As of December 31, 2011, the Korean Government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2012, are as follows:

(in millions of Korean won)	Type of Business	Location	Percentage of ownership (%)[1]	Financial year end

Subsidiary

KT Powertel Co., Ltd.[2]	Trunk radio system business	Domestic	44.8%	12.31
KT Networks Corporation	Group telephone management	Domestic	100.0%	12.31
KT Linkus Co., Ltd.	Public telephone maintenance	Domestic	93.8%	12.31
KT Telecop Co., Ltd.	Security service	Domestic	86.8%	12.31
KT Hitel Co., Ltd.	Data communication	Domestic	65.9%	12.31
KT Commerce Inc.	B2C, B2B service	Domestic	100.0%	12.31
KT Tech, Inc.	PCS handset development	Domestic	93.8%	12.31
KT Capital Co., Ltd.	Financing service	Domestic	100.0%	12.31
KT New Business Fund No.1	Investment fund	Domestic	100.0%	12.31
Gyeonggi-KT Green Growth Fund	Venture investment of Green Growth Business	Domestic	56.5%	12.31
KTC Media Contents Fund 2	New technology investment fund	Domestic	64.3%	12.31
KT Strategic Investment Fund No.1	Investment fund	Domestic	100.0%	12.31
KT Strategic Investment Fund No.2	Investment fund	Domestic	100.0%	12.31
BC card Co., Ltd.	Credit card business	Domestic	69.5%	12.31
VP Inc.	Payment security service for credit card and etc.	Domestic	50.9%	12.31
H&C Network	Call centre for financial sectors	Domestic	100.0%	12.31
BC card China Co., Ltd.	Research and development of calculation system and software	Domestic	100.0%	12.31
U Payment Co., Ltd.	Transportation card issuance and operations	Domestic	99.1%	12.31
INITECH Co., Ltd.	Internet banking ASP and security solutions	Domestic	57.0%	12.31
Initech Smartro Holdings Co., Ltd.	Holdings company	Domestic	100.0%	12.31
Smartro Co., Ltd.	VAN(Value Added Network) business	Domestic	81.1%	12.31
Sidus FNH Corporation	Movie production	Domestic	72.4%	12.31
Nasmedia, Inc.	Online advertisement	Domestic	51.4%	12.31
Sofnics, Inc.	Software development and sales	Domestic	80.6%	12.31
KTDS Co., Ltd.	System integration and maintenance	Domestic	95.3%	12.31
KT M Hows Co., Ltd.	Mobile marketing	Domestic	51.0%	12.31
KT M&S Co., Ltd.	PCS distribution	Domestic	100.0%	12.31
KT Music Corporation	Online music production and distribution	Domestic	57.8%	12.31
KMP Holdings Co. Ltd.	Music production and distribution	Domestic	100.0%	12.31
KT Innotz Inc.	Software and solution related cloud computing	Domestic	100.0%	12.31
KT Skylife Co., Ltd.	Satellite broadcasting business	Domestic	50.2%	12.31
Korea HD Broadcasting Corp.	TV contents provider	Domestic	92.6%	12.31
KT Estate Inc.	Residential Building Development and Supply	Domestic	100.0%	12.31
KT AMC Co., Ltd.	Asset management and consulting services	Domestic	100.0%	12.31
NEXR Co., Ltd.	Cloud system implementation	Domestic	99.8%	12.31
KTSB Data service	Data center development and related service	Domestic	51.0%	12.31
KT Cloudware Corporation	Development of cloud computing operation	Domestic	86.2%	12.31
Centios Co., Ltd. (KC smart service Co., Ltd.)	U-City solution business	Domestic	82.8%	12.31
Centios Philippines, Inc.	Smart space business	Philippines	100.0%	12.31
Enswers Inc.[3]	Video-clip searching service	Domestic	45.2%	12.31
Revlix Inc.	Development of mobile SNS application	Domestic	100.0%	12.31
Soompi USA, LLC	Operation service for “soompi.com”	USA	100.0%	12.31
KT OIC Korea Co., Ltd.	Development and distribution of education contents and software	Domestic	79.2%	12.31
Ustream Inc.	Live video-streaming service business	Domestic	51.0%	12.31
Incheonucity Co., Ltd.	U-City development and operation agent	Domestic	51.4%	12.31
KT Innoedu Co., Ltd. (Cyber MBA)3.	E-learning business	Domestic	48.4%	12.31
KT Rental	Car rental and general rental business	Domestic	58.0%	12.31
KT Auto Lease Corporation	Car rental business	Domestic	100.0%	12.31
Kumho Rent-a-car Co., Ltd.	Car rental business	Domestic	100.0%	12.31
Kumho Rent-a-car (Vietnam) Co., Ltd	Car rental business	Vietnam	100.0%	12.31
KT Sat Co., Ltd.	Satellite communication business	Domestic	100.0%	12.31
KT Media Hub Co. Ltd.	Media contents development and distribution	Domestic	100.0%	12.31
Best Partners Co., Ltd.	Outsourcing service for HR, administration, and accounting service	Domestic	100.0%	12.31
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	12.31
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	12.31
KTSC Investment Management B.V	Management of Investment in Super iMax and East Telecom	Netherlands	60.0%	12.31
Super iMax	Wireless high speed internet business	Uzbekistan	100.0%	12.31
East Telecom	Fixed line telecommunication business	Uzbekistan	91.0%	12.31
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	12.31
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	12.31

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Even though the Controlling Company has less than 50% ownership in KT Powertel Co., Ltd.(44.8%), this entity is consolidated in consideration of the dispersion of the non-controlling interests and historical voting pattern at the shareholders’ meetings.

[3]

Even though the Controlling Company has less than 50% ownership in these subsidiaries (Enswers Inc.: 45.2%, KT Innoedu Co., Ltd.(Cyber MBA): 48.4%), these entities are consolidated as the Controlling Company holds the majority of voting right by agreement with other investors.

Changes in scope of consolidation in 2012 are as follows:

Changes	Location	Subsidiaries	Reason

Included	Domestic	Ustream Inc.	Newly incorporated
Incheonucity Co., Ltd
		KT Innoedu Co., Ltd.(Cyber MBA)	Acquisition of ownership interest
		KT Sat Co., Ltd.	Newly incorporated
KT Media Hub Co. Ltd.
Best Partners Co., Ltd.
		KMP Holdings Co. Ltd.	Acquisition of ownership interest
		KT Strategic Investment Fund No.2	Newly incorporated
		KT Rental, KT Auto Lease Corporation, Kumho Rent-a-car Co., Ltd.	Acquisition of control by agreement[4]
	Vietnam	KUMHO RENT A CAR CO.,LTD.
	Philippines	Centios Philippines, Inc.	Newly incorporated
Excluded	Domestic	KT Edui Co., Ltd	Disposal of ownership interest
		KT Capital Media Contents Fund No.1	Liquidation
		Soompi Media, LLC	Liquidation
		Pay N Mobile Co., Ltd.	Liquidation

[4]	As explained by Note 37, these entities are consolidated as the Controlling Company has obtained control in 2012.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

A summary of financial data of the major consolidated subsidiaries as of and for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co., Ltd.	￦	175,862	￦	55,613	￦	124,936	￦	12,532
KT Networks Corporation		258,430		201,076		500,555		4,670
KT Linkus Co., Ltd.		68,260		62,686		81,564		2,302
KT Telecop Co., Ltd.		180,870		130,719		296,180		2,730
KT Hitel Co.,Ltd.[1]		249,231		79,511		443,431		(8,877)
KT Tech, Inc.		13,190		42,562		175,861		2,731
KT Capital Co., Ltd.[1]		5,058,883		4,519,485		3,348,952		98,478
H&C Network[1]		244,031		119,086		199,143		8,745
Sidus FNH Corporation		9,534		1,921		2,066		209
Nasmedia, Inc.		90,675		47,053		23,463		6,531
Sofnics, Inc.		1,564		207		782		(279)
KTDS Co., Ltd.		171,546		115,994		570,703		17,308
KT M Hows Co., Ltd.		26,498		16,511		28,874		1,934
KT M&S Co., Ltd.		257,809		224,430		1,009,331		(78,241)
KT Music Corporation[1]		73,050		33,086		31,393		(2,124)
KT Innotz Inc.		3,012		344		2,609		(1,411)
KT Skylife Co., Ltd.[1]		641,564		292,649		574,829		55,575
KT Estate Inc.[1]		1,460,511		145,885		24,861		3,124
NEXR Co., Ltd.		2,305		1,964		2,651		(1,787)
KTSB Dataservice		32,733		265		439		(4,383)
KT Cloudware Corporation[1]		21,345		2,321		3,878		(5,397)
Centios Co., Ltd[1] (KC smart service Co., Ltd.)		32,848		9,259		171		(3,163)
Enswers Inc.[1]		13,966		18,330		4,896		(3,010)
KT OIC Korea Co., Ltd.		3,968		406		325		(1,569)
Ustream Inc.		3,171		858		321		(2,683)
KT Innoedu Co., Ltd. (Cyber MBA)		10,561		5,218		10,522		308
KT Rental[1]		1,694,021		1,426,484		368,228		11,072
KT Media Hub Co., Ltd.		95,703		13,679		14,381		2,237
KT Sat Co., Ltd.		417,886		16,269		10,310		1,739
Best Partners Co., Ltd.		1,526		79		15		(57)
Korea Telecom Japan Co., Ltd.		8,284		3,955		14,458		(324)
Korea Telecom China Co., Ltd.		1,895		38		1,863		(675)
KTSC Investment Management B.V.[1]		47,277		14,748		12,086		(9,837)
Korea Telecom America, Inc.		5,850		1,904		13,392		(31)
PT. KT Indonesia		38		—		—		(6)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(in millions of Korean won)	2011
	Total assets		Total liabilities		Operating revenue		Net income(loss)
KT Powertel Co., Ltd.	￦	167,075	￦	59,061	￦	126,354	￦	14,569
KT Networks Corporation		212,867		161,864		374,518		389
KT Linkus Co., Ltd.		67,419		64,081		77,523		(6,667)
KT Telecop Co., Ltd.		156,479		106,836		259,468		7,075
KT Hitel Co.,Ltd.[1]		249,730		69,376		463,032		(2,002)
KT Tech, Inc.		110,923		139,873		246,948		641
KT Capital Co.,Ltd.[1]		4,454,475		4,043,072		1,010,503		25,195
H&C Network[1]		197,726		81,351		44,892		1,124
Sidus FNH Corporation		9,838		5,824		6,904		(2,975)
Nasmedia, Inc.		92,384		53,744		21,656		6,004
Sofnics, Inc.		970		521		626		(481)
KTDS Co., Ltd.		146,236		106,006		497,925		10,298
KT M Hows Co., Ltd.		15,148		7,078		34,933		1,092
KT M&S Co., Ltd.		249,280		226,651		917,176		(3,256)
KT Music Corporation		27,840		7,691		31,279		(2,385)
KT Edui Co., Ltd.		1,119		1,589		3,986		(2,366)
KT Innotz Inc.		5,520		1,727		3,795		(4,623)
KT Skylife Co., Ltd.[1]		550,443		258,231		480,468		26,649
KT Estate Inc.[1]		33,382		3,175		7,838		1,337
NEXR Co., Ltd.		3,887		1,726		3,359		756
KTSB Dataservice		58,755		21,904		—		(149)
KT Cloudware Corporation		916		81		—		(165)
Centios Co., Ltd. (KC smart service Co., Ltd.)		25,493		357		—		(377)
Enswers Inc.[1]		16,543		18,185		759		(331)
OIC Korea Co., Ltd.		5,201		68		30		(396)
Korea Telecom Japan Co., Ltd.		15,359		9,813		33,113		731
Korea Telecom China Co., Ltd.		2,804		128		3,419		111
KTSC Investment Management B.V1		65,587		18,458		17,014		(5,026)
Korea Telecom America, Inc.		6,368		2,069		11,134		149
PT. KT Indonesia		52		1		—		(8)

[1]	These companies are the intermediate parent companies of other subsidiaries and the above financial information is from their consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Company’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

In accordance with the amendment to Korean IFRS 1001, Presentation of Financial Statements, the Company changed its accounting policy to present the operating profit as an amount of revenues from its main business operation less cost of sales, and selling and administrative expenses.

The Company has applied retroactively the changed accounting policy for operating profit in accordance with the amendments, and the prior year statement of the income, is revised by reflecting adjustments resulting from the retroactive application. As a result of the changes in the accounting policy, other income and expenses of ￦787,350 million and ￦316,297 million, respectively, for the year ended December 31, 2012 (2011: ￦775,632 million and ￦546,256 million), which were from other activities such as disposal of property and equipment, and included in operating profit under the previous standard, were excluded from operating profit. Consequently, operating income for the years ended December 31, 2012 and 2011, was lower by ￦471,053 million and by ￦229,376 million, respectively, as compared to the operating profit under the previous standard. However, there is no impact on net income and earnings per share for the years ended December 31, 2012 and 2011.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(2)	New standards, amendments and interpretations not yet adopted

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Company are as follows

•	Amendment of Korean IFRS 1001, Presentation of Financial Statements

Korean IFRS 1001, Presentation of Financial Statements, requires other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Company expects that the application of this amendment would not have a material impact on its financial statements.

•	Amendments to Korean IFRS 1019, Employee Benefits

According to the amendments to Korean IFRS 1019, Employee Benefits, use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense (income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities (assets). This amendment will be effective for the Company as of January 1, 2013, and the Company is assessing the impact of application of the amended Korean IFRS 1019 on its consolidated financial statements as of the report date.

•	Enactment of Korean IFRS 1113, Fair value measurement

Korean IFRS 1113, Fair value measurement, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across Korean IFRS. Korean IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within Korean IFRS. This amendment will be effective for the Company as of January 1, 2013, and the Company expects that it would not have a material impact on the consolidated financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

•	Enactment of Korean IFRS 1110, Consolidated Financial Statements

Korean IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1110.

•	Enactment of Korean IFRS 1111, Joint Arrangements

Korean IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1111.

•	Enactment of Korean IFRS 1112, Disclosures of Interests in Other Entities

Korean IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the amended Korean IFRS 1112.

2.2	Consolidation

The Company’s consolidated financial statements are prepared in accordance with Korean IFRS 1027, Consolidated and Separate Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally which have more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The Company also assesses existence of control where it does not have more than 50% of the voting power but is able to govern the financial and operating policies by virtue of de-facto control. De-facto control may arise in circumstances where the size of the Company’s voting rights relative to the size and dispersion of holdings of other shareholders give the company the power to govern the financial and operating policies and others.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. Subsidiaries are de-consolidated from the date that control ceases.

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of subsidiary is the fair value of the assets transferred, equity interests issued and liabilities incurred or assumed at the date of acquisition. The consideration transferred includes the fair value of any assets or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company measures any non-controlling interests in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation. Other non-controlling interests are measured at the fair value unless otherwise required by other standards.

Acquisition-related costs are expensed as incurred. If a business combination is achieved in stages, the acquirer’s previously held ownership of the acquire is re-measured at the fair value at the acquisition date and the resulting gain or loss is recognized as the profit and loss.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with Korean IFRS 1039, either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in case of a bargain purchase, the difference is recognized directly in the statement of income.

Intercompany transactions, balances and unrealized gains and losses on transactions between consolidated companies are eliminated after considering impairment of the asset transferred. Unrealized gains and losses are eliminated after recognizing impairment of transferred assets, accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(2)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(3)	Disposal of subsidiaries

When the Company ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(4)	Associates

Associates are all entities over which the Company has significant influence but not control, generally holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the statement of income, and its share of post-acquisition movements in other reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses of an associate equals or exceeds its interest in the associate, including any unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

The Company should assess at the end of each reporting period whether there is any objective evidence that an investment in associates is impaired. If any such evidence exists, the Company should recognize difference between recoverable amount and carrying amount of the associates as impairment loss.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed, where necessary, to ensure consistency with the policies adopted by the Company. Dilution gains and losses arising from investments in associates are recognized in the statement of income.

(5)	Jointly controlled entities

A joint venture is a contractual arrangement whereby two or more parties (ventures) undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method and are initially recognized at cost. The Company’s investment in jointly controlled entities includes goodwill identified on acquisition, net of any accumulated impairment loss. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it re-sells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets, or an impairment loss

2.3	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (Note 34). The chief operating decision-maker is responsible for making strategic decisions on resource allocation and performance assessment of the operating segments.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the consolidated companies are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in ‘Korean won’, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, except when deferred in other comprehensive income as qualifying cash flow hedges.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in carrying amount are recognized in other comprehensive income.

Foreign currency translation differences on non-monetary financial assets and liabilities are recognized as a part of the fair value gain or loss. Translation differences on equity instruments classified as available-for-sale are included in other comprehensive income, while translation differences on equity instruments classified as financial assets and liabilities at fair value through profit or loss are included in the statement of income.

(3)	Overseas subsidiaries

The functional currency of all overseas subsidiaries is the local currency of the countries where the subsidiaries are located. The results and financial position of all consolidated companies whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the end of the reporting period;

•	Income and expenses are translated at an average rate for the period. However, if exchange rates fluctuate significantly, the actual rate at the date of the transaction is used; and

•	All resulting exchange differences are recognized in other comprehensive income.

When the Company ceases to have control, exchange differences that were recorded in equity are recognized in profit and loss on disposal of the investment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity. These are presented in functional currency of the foreign entity, and translated at the closing rate.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.6	Financial Assets and Liabilities

(1)	Classification

The Company classifies its financial instruments in the following categories: financial assets and liabilities at fair value through profit or loss, loans and receivables, available-for-sale financial assets, held-to-maturity investments and financial liabilities measured at amortized cost. Management determines the classification of financial instruments at initial recognition.

1)	Financial assets and liabilities at fair value through profit or loss

This category comprises two sub-categories: financial assets and liabilities classified as held for trading, and financial assets and liabilities designated by the Company as at fair value through profit or loss upon initial recognition.

A financial asset and liability is classified as held for trading if either:

•	It is acquired or incurred principally for the purpose of selling or reacquisition in the short term, or

•	It is derivatives that are not subject to hedge accounting or a financial instrument that contains embedded derivative.

The Company may designate certain financial assets and liabilities, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Company’s key management personnel.

•

A contract contains one or more embedded derivatives; the Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039, Financial Instruments: Recognition and measurement.

Financial assets and liabilities at fair value through profit or loss are classified as current assets and current liabilities, respectively.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are classified as ‘cash and cash equivalents’, ‘trade and other receivables’, ‘loans receivable’, ‘finance lease receivables’ and ‘other financial assets’ in the financial statements.

3)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. The available-for-sale financial assets of the Company are classified to the ‘other financial assets’ in the financial statements.

4)	Held-to-maturity investments

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity and are categorized in ‘other financial assets’ in the financial statements. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale financial assets. Held-to-maturity financial assets are included in non-current assets, except for those with maturities of less than 12 months of the end of the reporting period which are classified as current assets.

5)	Financial liabilities measured at amortized cost

The Company classifies non-derivative financial liabilities as financial liabilities measured at amortized cost, except for financial liabilities at fair value through profit or loss or for financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition. The Company’s financial liabilities measured at amortized cost are classified as ‘trade and other payables’, ‘borrowings’ and ‘other financial liabilities’ in the financial statements. For cases not qualifying for derecognition, the transferred asset continues to be recognized and a financial liability is measured as the consideration received. Financial liabilities measured at amortized cost are included in non-current liabilities, except for liabilities with maturities of less than 12 months as of the end of the reporting period, which are classified as current liabilities.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(2)	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Company commits to purchase or sell the assets). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of income. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets and liabilities at fair value through profit or loss are presented in the statement of income within ‘finance income (costs)’ in the period in which they arise. The Company recognizes a dividend income from financial assets at fair value through profit or loss in the statement of income when the Company’s right to receive payments is established.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognized at cost. Other than these investments, all available-for-sale financial assets are measured at fair value.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are reported in the statement of income as ‘finance income(costs)’. However, in case a subsidiary is engaged in the financial industry, the accumulated fair value adjustments recognized in equity are recognized as ‘operating income.’

Interest on available-for-sale financial assets calculated using the effective interest method is recognized in the statement of income as part of ‘finance income’. Dividends on available-for-sale equity instruments are recognized in the statement of income as part of ‘finance income’ when the Company’s right to receive payments is established. However, in case a subsidiary is engaged in the financial industry, the realized accumulated fair value adjustment, interest and dividends on available-for-sale are recognized as ‘operating income and expense’ in the statement of income.

(3)	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(4)	Derecognition of financial assets

Financial assets are derecognized when the contractual rights to receive cash from the investments have expired or have been transferred, and the Company has substantially transferred all risks and rewards of ownership or when the risk and rewards of ownership of transferred assets have not been substantially retained or transferred and the Company has not retained control over these assets.

2.7	Impairment of Financial Assets

(1)	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Company, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•	Adverse changes in the payment status of borrowers in the portfolio;

•	National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. The Company may measure impairment of the financial instruments on the basis of an instrument’s fair value using an observable market price.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of income.

(2)	Assets classified as available-for-sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt securities, the Company uses the criteria referred to (1) above. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the statement of income. Impairment losses recognized in the statement of income on equity instruments are not reversed through the statement of income. The fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the statement of income.

2.8	Derivative Financial Instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The gain or loss relating to derivative financial instruments which are classified as financial instruments at fair value through profit or loss is recognized as finance income (costs) in the statement of income.

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Company designates certain derivatives as either:

•	Hedges of the fair value of a recognised asset or liability or a firm commitment (fair value hedge); or

•	Hedges of a particular risk associated with a recognized asset or liability on a highly probable forecast transaction (cash flow hedge)

The Company documents at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes on fair values or cash flows of hedged items.

The fair value and changes in the fair value of derivatives for hedge recorded as other comprehensive income are described in Note 8.

The full fair value of a hedging item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(1)	Fair value hedge.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded as ‘finance income(costs)’ in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

(2)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is hedges is recognized in other comprehensive income. The gain of loss relating to the ineffective portion is recognized immediately as finance income (costs) in the statement of income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of interest rate swaps hedging variable rate foreign borrowings is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized as financial income in the statement of income.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified as finance income (costs) in the statement of income.

2.9	Trade Receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for doubtful accounts.

2.10	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses.

2.11	Property and Equipment

All property and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributed to the acquisition of the items. However, in accordance with Korean IFRS 1101, First-time Adoption of IFRS, the Company measured certain buildings and telecommunications equipment at fair value at the date of transition to IFRS and the fair value is used as their deemed cost at that date.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Estimated Useful Lives
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	3 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	4 – 6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘other income (expenses)’ in the statement of income.

2.12	Investment Property

Investment property is held to earn rentals or for capital appreciation or both. Investment property is measured initially at its cost including transaction costs incurred in acquiring the asset. After recognition as an asset, investment property is carried at its cost less any accumulated depreciation and impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the financial period in which they are incurred.

Land held for investment is not depreciated. Investment property, except for land, is depreciated using the straight-line method over their estimated useful lives.

The depreciation method, the residual value and the useful life of an asset are reviewed at least at the end of each reporting period and, if management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.2 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. The calculation of the gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units (“CGU”), that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets except goodwill

Separately acquired Intangible assets except for goodwill are shown at historical cost. These assets have definite useful lives and are carried at historical cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of assets over their estimated useful lives. However, facility usage rights (condominium membership and golf membership) and broadcast license are regarded as intangible assets with indefinite useful life and not amortized, because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company.

The useful life of an asset with indefinite useful life is reviewed each period to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate. The depreciation method and useful life of an asset with definite useful life are reviewed at the end of each reporting period.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The estimated useful life used for amortizing intangible assets is as follows:

Estimated Useful Lives
Development costs	5 – 6 years
Goodwill	Unlimited useful life
Software	2 – 10 years
Industrial property rights	2 – 10 years
Frequency usage rights	5.75 – 13 years
Others[1]	3 – 50 years

[1]	Facility usage rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

(3)	Research and development costs

Expenditure on research is recognized as an expense as incurred. If the expense as incurred that is identifiable and when the probable future economic benefits are expected, the cost for the new merchandises and technology is recognized as intangible assets when all the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use;

•	Management intends to complete the intangible asset and use or sell it;

•	There is the ability to use or sell the intangible asset;

•	It can be demonstrated how the intangible asset will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

•	The expenditure attributable to the intangible asset during its development can be reliably measured

Other development expenditures that do not meet these criteria are recognized as expenses as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs, which are stated as intangible assets, are amortized using the straight-line method when the assets are available for use and are tested for impairment.

2.14	Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.15	Government Grants

Grants from a government are recognized as other income at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of income over the period necessary to match them with the costs that they are intended to compensate. Government grants relating to property and equipment are deferred and are credited to the statement of income on a straight-line basis over the expected lives of the related assets.

2.16	Impairment of Non-Financial Assets

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17	Trade Payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year. If not, they are presented as non-current liabilities. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee is initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below. Any increase in the liability relating to guarantees is reported as other financial liabilities:

•	The amounts determined in accordance with Korean IFRS 1037 Provisions Contingent Liabilities and Contingent Assets, or

•	The amounts initially recognized less the accumulated amortization accordance with Korean IFRS 1018 Revenue

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.19	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest method. However, in case a subsidiary is engaged in the financial industry, the interest expenses are recognized as operating expenses since it is considered as a main business activity of the subsidiary.

The Company classifies the liability as current when it does not have an unconditional right to defer its settlement for at least 12 months after the reporting date.

2.20	Compound Financial Instruments

Compound financial instruments issued by the Company consist of convertible bond that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition except on conversion or expiry.

2.21	Employee Benefits

(1)	Retirement benefit liabilities

The liability recognized in the statement of financial position in respect of the defined benefit pension plan is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income, while costs are amortized over the vesting period.

(2)	Defined contribution plan

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

(3)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

2.22	Share-based payments

The Controlling Company operates share-based compensation plans, under which the Controlling Company receives services from employees as consideration for equity instruments (options) of the Controlling Company. The fair value of the employee services received in exchange for the grant of the options is recognized as a compensation expense in the statement of income over the vesting period.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.23	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events and an outflow of resources required to settle the obligation is probable and can be reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in the provisions due to passage of time is recognized as an interest expense.

2.24	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time

(1)	The Company as the Lessee

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of income on a straight-line basis over the period of the lease.

Lease of property and equipment where the lessee has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the outstanding balance. The corresponding rental obligations, net of finance charges, are included in the finance lease liabilities.

The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

(2)	The Company as the Lessor

For finance leases, lease receivables are recognized at the amount equivalent to the net investment in the lease asset. The Company recognizes interest income, which is calculated for net finance lease receivable based on effective interest rate. Lease income from operating leases shall be recognized on a straight-line basis over the lease term. Initial direct costs incurred by lessors in negotiating and arranging operating leases shall be added to the carrying amount of the lease asset and recognized as the expenses over the lease term corresponding to the lease income.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.25	Dividend Distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.26	Capital Stock

Common stocks are classified as equity.

Where the Controlling Company purchases its own equity share capital, the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Controlling Company’s equity holders until the stocks are cancelled or reissued. Where such shares are subsequently reissued, any consideration received is included in equity attributable to the Controlling Company’s equity holders.

2.27	Revenue Recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company.

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Sales of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

Sales of goods such as selling handsets are recognized when the Company has delivered products to the customer. Delivery does not occur until the products have been shipped to the specified location, the risks of obsolescence and loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the Company has objective evidence that all criteria for acceptance have been satisfied.

(3)	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

(4)	Commission fees.

Commission fees related to credit card business recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on a accrual basis.

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty programme

The Company operates a customer loyalty programme in which customers are granted rewards points. The granted reward is recognized as a separately identifiable component of the sale transaction (initial sale transaction) that grants the reward. The fair value of consideration to give or given for the initial sale is allocated to the reward points and remaining of initial sale, and the consideration allocated to the reward points is measured based on the fair value of reward in exchange of reward points, which is the fair value of reward points considered the proportion of reward points that are not expected to be redeemed. Revenue from the award credits is recognized when it is redeemed.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.28	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized in the statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this exception, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax is recognized only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.29	Deferred Loan Fees and Costs

Loan origination fees in relation to loan origination process such as upfront fee, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan using the effective interest rate method. Loan origination costs, which relates to loan origination activities such as commissions to brokers, are deferred and amortized over the life of the loan as an adjustment to the yield of the loan, using the effective interest rate method, if the future economic benefit related costs incurred can be matched with each loan.

In addition, the amortizations of the deferred loan origination fees on costs are offset and the net amounts are presented in the consolidated statement of financial position.

2.30	Non-current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as ‘assets and liabilities classified as held for sale’ (or ‘groups classified as held for sale’) when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount or fair value less costs to sell.

When a component of the Company representing a separate major line of business or geographical area of operation has been disposed of, or is subject to a sale plan involving loss of control of a subsidiary, the Company discloses in the statement of income the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or group to be sold constituting the discontinued operation. The net cash flows attributable to the operating, investing and financing activities of discontinued operations are presented in the notes to the financial statements (Note 38).

2.31	Approval of Issuance of the Financial Statements

The issuance of the Company’s consolidated financial statements was approved by the Board of Directors on February 14, 2013.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.1	Estimated Impairment of Goodwill

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 2.13. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates (Note 13).

3.2	Income Taxes

Current and deferred income tax are determined using tax rates and laws that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

3.3	Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

3.4	Allowance for Doubtful Accounts

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the allowance for doubtful accounts is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Post-employment Benefit Liabilities

The present value of the post-employment benefit liabilities depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the defined benefit obligation include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit obligation.

The Company determines the appropriate discount rate at the end of each reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit obligation. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related liability. Other key assumptions for defined benefit obligation are based in part on current market conditions. The related information is disclosed in Note 18.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected terms of customer relationships. The estimate of expected terms of customer relationship is based on the historical rate. If management’s estimation is amended, it may cause significant differences in the timing of revenue recognition and amount recognized.

3.7	Provisions

As described in Note 17, the Company records provisions for litigation and assets retirement obligations as of the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful lives of Property and Equipment

Depreciation on the property and equipment excluding land, condominium memberships, golf club memberships, and broadcasting concession is calculated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.	Financial Instruments by category

Financial instruments by category as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	2,054,696	￦	—	￦	—	￦	—	￦	—	￦	2,054,696
Trade and other receivables		6,948,639		—		—		—		—		6,948,639
Loans receivable		1,180,700		—		—		—		—		1,180,700
Finance lease receivables		861,680		—		—		—		—		861,680
Other financial assets		373,017		92,782		21,348		429,606		408		917,161

(In millions of Korean won)	2012
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	7,917,664	￦	—	￦	7,917,664
Finance lease liabilities		—		—		41,646		—		41,646
Borrowings		—		—		11,423,377		—		11,423,377
Other financial liabilities		3,216		112,603		16,649		9,328		141,796

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
Financial assets	Loans and receivables		Assets at fair value through the profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	￦	1,445,169	￦	—	￦	—	￦	—	￦	—	￦	1,445,169
Trade and other receivables		7,882,329		—		—		—		—		7,882,329
Loans receivable		1,189,331		—		—		—		—		1,189,331
Finance lease receivables		736,660		—		—		—		—		736,660
Other financial assets		202,236		130,454		113,831		428,796		7		875,324

(In millions of Korean won)	2011
Financial liabilities	Liabilities at fair value through the profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Other liabilities		Total
Trade and other payables	￦	—	￦	—	￦	6,542,138	￦	—	￦	6,542,138
Finance lease liabilities		—		—		136,197		—		136,197
Borrowings		—		—		10,998,552		—		10,998,552
Other financial liabilities		2,596		6,210		285,124		2,830		296,760

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Income or expense (gain or loss) by financial instruments category for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans and receivables
Interest income[1]	￦	380,556	￦	313,829
Loss on valuation		(150,389)		(146,177)
Foreign currency transaction gain(loss)		(562)		6,100
Foreign currency translation gain(loss)		(2,692)		4,646
Loss on disposal		(15,809)		(3,807)
Assets at fair value through the profit and loss
Interest income[1]		6,305		10,684
Dividend income		—		13
Foreign currency transaction gain(loss)		(168)		8
Foreign currency translation gain(loss)		(636)		116
Loss on disposal		(4)		(1,120)
Gain(loss) on valuation		(7,449)		10,263
Derivatives used for hedging
Transaction loss		(4,023)		(26,882)
Gain(loss) on valuation		(43,880)		43,755
Other comprehensive income[2]		(12,410)		69,147
Reclassified to profit or loss from other comprehensive income2,[3]		22,977		(48,385)
Available-for-sale
Interest income[1]		142		389
Dividend income		5,155		7,810
Gain on disposal		7,991		6,724
Impairment loss		(3,401)		(4,727)
Other comprehensive income[2]		31,599		80,521
Reclassified to profit or loss from other comprehensive income[2]		(6,327)		(1,765)
Liabilities at fair value through the profit and loss
Interest expense[1]		(27,167)		(11,777)
Foreign currency transaction loss		(218)		—
Foreign currency translation gain		531		—
Gain(loss) on disposal		(78)		40
Gain(loss) on valuation		341		(142)
Derivatives used for hedging
Gain on disposal		2,352		—
Gain(loss) on valuation		(197,476)		1,041
Other comprehensive income[2]		(158,157)		14,235
Reclassified to profit or loss from other comprehensive income[2],3		181,332		(6,030)
Financial liabilities at amortized cost
Interest expense1,[4]		(562,134)		(574,682)
Foreign currency transaction gain		3,601		4,063
Foreign currency translation gain(loss)		262,051		(84,124)
Other liabilities
Financial guarantee gain or loss		(11,216)		(4,973)

Total	￦	(299,263)	￦	(341,207)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]

KT Capital Co., Ltd. and KT Rental, a subsidiary of the Company, recognizes interest income and expense as operating revenue and expense. Interest income recognized as operating revenue is ￦184,183 million (2011: ￦173,740 million) and interest expense recognized as operating expense is ￦116,810 million (2011: ￦106,951 million) for the year ended December 31, 2012.

[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]

During the period, the certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the period.

[4]	The amounts reflected as interest expense arising from derivatives.

5.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Cash on hand	￦	24,454	￦	11,330
Cash in banks		839,529		652,374
Money market trust		619,840		464,000
Other financial instruments		570,873		317,465

Total	￦	2,054,696	￦	1,445,169

Cash and cash equivalents in the statement of financial position equal cash and cash equivalents in the statements of cash flows.

Restricted cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Type	2012		2011		Description
Cash and cash equivalents	Restricted deposit	￦	6,690	￦	8,707	Deposit restricted for governmental project

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	4,456,213	￦	(464,046)	￦	(30,906)	￦	3,961,261
Other receivables		2,083,276		(166,163)		(851)		1,916,262

Total	￦	6,539,489	￦	(630,209)	￦	(31,757)	￦	5,877,523

Non-current assets
Trade receivables	￦	688,303	￦	(3,992)	￦	(52,252)	￦	632,059
Other receivables		492,643		(9,736)		(43,850)		439,057

Total	￦	1,180,946	￦	(13,728)	￦	(96,102)	￦	1,071,116

	2011
(in millions of Korean won)	Total amounts		Allowance for doubtful accounts		Present value discount		Carrying value
Current assets
Trade receivables	￦	5,318,171	￦	(462,502)	￦	(64,229)	￦	4,791,440
Other receivables		1,536,616		(169,042)		(100)		1,367,474

Total	￦	6,854,787	￦	(631,544)	￦	(64,329)	￦	6,158,914

Non-current assets
Trade receivables	￦	1,452,685	￦	(10,716)	￦	(115,171)	￦	1,326,798
Other receivables		442,640		(97)		(45,926)		396,617

Total	￦	1,895,325	￦	(10,813)	￦	(161,097)	￦	1,723,415

The fair values of trade and other receivables with original maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average borrowing rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2011, are as follows:

	2012				2011
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	￦	473,218	￦	169,139	￦	502,248	￦	144,715
Provision		99,037		14,771		109,034		24,408
Reversal or written-off		(117,554)		(9,638)		(160,173)		(7,183)
Changes in the scope of consolidation		10,487		1,632		21,954		5,016
Others		2,850		(5)		155		2,183

Ending balance	￦	468,038	￦	175,899	￦	473,218	￦	169,139

Provisions for doubtful trade and other receivables are recognized as operating expenses, other expenses, or finance costs.

Details of aging analysis of trade receivables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Neither past due nor impaired	￦	3,862,344	￦	5,337,797

Past due and impaired
Up to six months		700,683		754,103
Six months to twelve months		131,848		162,911
Over twelve months		366,483		336,645

Subtotal		1,199,014		1,253,659
Allowance for doubtful accounts		(468,038)		(473,218)

Total	￦	4,593,320	￦	6,118,238

The detail of other receivables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Loans	￦	131,319	￦	100,251
Receivables[1]		2,011,792		1,489,040
Accrued income		24,611		17,651
Refundable deposits		362,389		325,603
Others		1,107		685
Allowance		(175,899)		(169,139)

Total	￦	2,355,319	￦	1,764,091

Current		1,916,262		1,367,474
Non-current		439,057		396,617

[1]	The settlement receivables of BC Card Co., Ltd. of ￦1,343,564 million (2011: ￦863,853 million) included, as of December 31, 2012 and 2011.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of aging analysis of other receivables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Neither past due nor impaired	￦	2,270,434	￦	1,712,284

Past due and impaired
Up to six months		193,559		160,612
Six months to twelve months		21,041		12,322
Over twelve months		46,184		48,012

Subtotal		260,784		220,946
Allowance for doubtful accounts		(175,899)		(169,139)

Total	￦	2,355,319	￦	1,764,091

The maximum exposure of trade and other receivables to credit risk is carrying value of each class of receivables mentioned above as of December 31, 2012. As of December 31, 2012, the Company is provided with guarantees of ￦892,106 million by Seoul Guarantee Insurance related to the collection of certain accounts receivable arising from the handset sales.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

7.	Loans Receivable

Loans receivable as of December 31, 2012 and 2011, are as follows:

Current

(in millions of Korean won)	2012						2011
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	71,293	￦	—	￦	71,293	￦	47,201	￦	(1,012)	￦	46,189
Loans		581,351		(33,256)		548,095		640,580		(22,352)		618,228
Accounts receivable-loans		—		—		—		3,084		(221)		2,863
Loans for installment credit		49,205		(1,235)		47,970		31,044		(655)		30,389
Deferred loan origination costs		755		—		755		—		—		—
Accounts receivable-loans for installment credit		—		—		—		393		(32)		361

Total	￦	702,604	￦	(34,491)	￦	668,113	￦	722,302	￦	(24,272)	￦	698,030

Non-Current

(in millions of Korean won)	2012						2011
	Original amount		Allowance for doubtful accounts		Carrying Value		Original amount		Allowance for doubtful accounts		Carrying Value
Factoring receivables	￦	6,051	￦	(1,599)	￦	4,452	￦	23,948	￦	(513)	￦	23,435
Loans		406,410		(15,161)		391,249		388,870		(11,474)		377,396
Loans for installment credit		66,517		(1,935)		64,582		45,358		(954)		44,404
Deferred loan origination costs		2,336		—		2,336		470		—		470
New technology financial investment assets		6,788		(2,433)		4,355		10,241		(3,668)		6,573
New technology financial loans		55,190		(9,577)		45,613		41,729		(2,706)		39,023

Total	￦	543,292	￦	(30,705)	￦	512,587	￦	510,616	￦	(19,315)	￦	491,301

The fair values of trade and other receivables with maturities less than one year equal their carrying values because the discounting effect is immaterial. The fair value of loans receivables is determined discounting the future cash flow at the weighted average borrowing rate.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of changes in allowance for doubtful accounts for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Beginning	￦	43,587	￦	35,583
Provision		32,914		30,808
Reversal or written-off		(12,210)		(22,804)
Others		905		—

Ending	￦	65,196	￦	43,587

Provisions for doubtful loans receivable are recognized as operating expenses.

Details of aging analysis of loans receivables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Neither past due nor impaired	￦	1,155,838	￦	1,150,452

Past due and impaired
Up to six months		75,942		71,101
Six months to twelve months		3,767		10,586
Over twelve months		10,349		779

		90,058		82,466
Allowance for doubtful accounts		(65,196)		(43,587)

		24,862		38,879

Total	￦	1,180,700	￦	1,189,331

The maximum exposure of loans receivables to credit risk is carrying value as of December 31, 2012.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

8.	Other Financial Assets and Liabilities

Other financial assets and liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial assets
Assets at fair value through the profit and loss	￦	6,407	￦	51,990
Derivatives used for hedge		21,348		113,831
Financial instruments[1]		459,792		288,241
Available-for-sale financial assets		429,606		421,255
Held-to-maturity investments		8		7
Less: Non-current		(672,182)		(621,699)

Current	￦	244,979	￦	253,625

Other financial liabilities
Liabilities at fair value through the profit and loss	￦	3,216	￦	2,596
Derivatives used for hedge		112,603		6,210
Financial guarantee liabilities		9,328		2,830
Other financial liabilities[2]		16,649		285,124
Less: Non-current		(69,813)		(288,473)

Current	￦	71,983	￦	8,287

[1]

Financial assets amounting to ￦20,834 million (2011: ￦22,900 million) and ￦77 million (2011: ￦123 million) are collaterals pledged against the investee’s debt and checking account deposit, which are subject to withdrawal restrictions.

[2]	As of December 31, 2012, the Company has funding obligation to Smart Channel Co., Ltd. The related financial guarantee liabilities of ￦5,393 million are recognized.

Financial instruments at fair value through the profit and loss as of December 31, 2012 and 2011, are as follows:

	2012				2011
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments held for trading	￦	6,407	￦	63	￦	50,604	￦	2,596
Financial instruments at fair value through the profit and loss		—		3,153		1,386		—

Total	￦	6,407	￦	3,216	￦	51,990	￦	2,596

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The valuation gains and losses on financial instruments held for trading for the years ended December 31, 2012 and 2011, are as follows:

	2012				2011
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Interest rate swap	￦	—	￦	2	￦	3	￦	45
Currency swap		—		—		10,229		—
Currency forward		118		—		294		180
Other derivatives		—		—		2,271		36

Total	￦	118	￦	2	￦	12,797	￦	261

The valuation gains and losses on financial instruments at fair value through the profit and loss for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest expense	￦	38	￦	—
Foreign currency translation gain		199		—
Gain on transactions		547		—
Gain on valuations		97		282

Total	￦	881	￦	282

The maximum exposure of debt securities of financial instruments at fair value through the profit and loss to credit risk is carrying value as of December 31, 2012.

Derivatives used for hedge as of December 31, 2012 and 2011, are as follows:

	2012				2011
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap[1]	￦	—	￦	1,340	￦	—	￦	134
Currency swap[2]		21,348		111,263		113,831		6,076

Total		21,348		112,603		113,831		6,210

Less: non-current
Interest rate swap		—		—		—		—
Currency swap		(21,348)		(50,032)		(64,349)		(1,076)

Sub-total		(21,348)		(50,032)		(64,349)		(1,076)

Current	￦	—	￦	62,571	￦	49,482	￦	5,134

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012						2011
Type of Transaction	Valuation gain		Valuation loss		Accumulated other comprehensive income[1]		Valuation gain		Valuation loss		Accumulated other comprehensive income[1]
Interest rate swap	￦	—	￦	—	￦	(1,206)	￦	—	￦	—	￦	(135)
Currency swap		—		241,356		(169,361)		53,727		8,931		83,517

Total	￦	—	￦	241,356	￦	(170,567)	￦	53,727	￦	8,931	￦	83,382

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation loss of ￦29,183 million for the current period (2011: valuation gain of ￦2,714 million).

Details of available-for-sale financial assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Marketable equity securities	￦	49,156	￦	47,959
Non-marketable equity securities		369,497		347,467
Marketable debt securities		4,935		18,400
Non-marketable debt securities		6,018		7,429
Others		—		7,541

Total		429,606		428,796
Less: non-current		(429,606)		(421,255)

Current	￦	—	￦	7,541

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Changes of available-for-sale financial assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	428,796	￦	178,609
Acquisition		86,622		168,060
Disposal		(114,956)		(21,216)
Valuation[1]		31,599		80,521
Impairment		(3,401)		(4,727)
Changes in scope of consolidation		1,056		14,094
Others		(110)		13,455

Ending	￦	429,606	￦	428,796

[1]	The amount before adjustment of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying value as of December 31, 2012.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

As of December 31, 2012, the below equity security owned by the Company has been pledged for the borrowings of invested company.

(In millions of Korean won)	Investee	2012
Available-for-sale financial assets	Econhill Development Asset Management Co., Ltd.	￦	6,000

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

9.	Inventories

Inventories as of December 31, 2012 and 2011, are as follows:

	2012						2011
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book Value		Acquisition cost		Valuation allowance		Book Value
Merchandise	￦	702,249	￦	(33,988)	￦	668,261	￦	622,196	￦	(29,002)	￦	593,194
Goods in transit		193,720		—		193,720		—		—		—
Others		72,954		(65)		72,889		82,670		(1,137)		81,533

Total	￦	968,923	￦	(34,053)	￦	934,870	￦	704,866	￦	(30,139)	￦	674,727

Valuation loss on inventory write-downs recognized as expenses amount to ￦23,931 million during the current period (2011: ￦23,877 million).

10.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other assets
Advance payments	￦	128,756	￦	136,172
Prepaid expenses		244,337		218,638
Others		84,027		41,896
Less: Non-current		(95,178)		(86,053)

Current	￦	361,942	￦	310,653

Other liabilities
Advances received	￦	143,614	￦	117,178
Withholdings		93,757		52,995
Unearned revenue		42,208		71,290
Others		1,037		833
Less: Non-current		(41,428)		(32,038)

Current	￦	239,188	￦	210,258

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

11.	Property and Equipment

The changes in property and equipment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,201,142	￦	3,570,608	￦	33,455,278	￦	1,944,129	￦	754,648	￦	40,925,805
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,215,198)		(24,233,927)		(1,426,967)		(26,886)		(26,903,110)

Balance at 2012.1.1		1,201,010		2,355,410		9,221,351		517,162		727,762		14,022,695
Acquisition		9,554		4,582		149,606		447,487		3,244,792		3,856,021
Disposal[1]		(17,200)		(42,335)		(65,727)		(156,694)		(12,065)		(294,021)
Depreciation		—		(134,382)		(2,384,508)		(351,087)		—		(2,869,977)
Transfer in (out)		16,049		82,227		2,911,203		121,214		(3,130,693)		—
Inclusion in scope of consolidation		13,097		5,565		81		967,914		1,524		988,181
Exclusion from scope of consolidation		—		—		(63)		(18)		—		(81)
Others		14,683		(89,708)		8,837		76,128		21,662		31,602

Balance at 2012.12.31	￦	1,237,193	￦	2,181,359	￦	9,840,780	￦	1,622,106	￦	852,982	￦	15,734,420

Acquisition cost	￦	1,237,325	￦	3,255,925	￦	32,144,952	￦	3,561,622	￦	867,799	￦	41,067,623
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,074,566)		(22,304,172)		(1,939,516)		(14,817)		(25,333,203)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with AJU-KTM private funding real-estate investment trust No. 1 and K-REALTY CR-REIT 2 were included (Note 28).
[2]	Operating lease of ￦959,056 million with KT Rental is included in changes in scope of consolidation.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	￦	1,127,774	￦	3,675,370	￦	31,441,259	￦	1,806,746	￦	822,637	￦	38,873,786
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,167,811)		(22,898,387)		(1,370,264)		(38,920)		(25,475,514)

Balance at 2011.1.1		1,127,642		2,507,559		8,542,872		436,482		783,717		13,398,272
Acquisition		5		3,541		48,258		35,901		3,158,247		3,245,952
Disposal[1]		(35,475)		(104,079)		(108,415)		(56,414)		(363)		(304,746)
Depreciation		—		(146,096)		(2,313,287)		(165,254)		—		(2,624,637)
Transfer in (out)		3,802		94,763		3,048,999		132,114		(3,279,678)		—
Inclusion in scope of consolidation[2]		115,978		46,445		180,245		29,868		48,560		421,096
Exclusion from scope of consolidation		—		(6,626)		(100,554)		(5,862)		(30,742)		(143,784)
Others		(10,942)		(40,097)		(76,767)		110,327		48,021		30,542

Balance at 2011.12.31	￦	1,201,010	￦	2,355,410	￦	9,221,351	￦	517,162	￦	727,762	￦	14,022,695

Acquisition cost	￦	1,201,142	￦	3,570,608	￦	33,455,278	￦	1,944,129	￦	754,648	￦	40,925,805
Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,215,198)		(24,233,927)		(1,426,967)		(26,886)		(26,903,110)

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with K-REALTY CR-REIT 1 were included (Note 28).

Certain land and buildings are pledged as collaterals for borrowings of up to ￦9,740 million as of December 31, 2012 (2011: ￦1,940 million).

The borrowing costs capitalized for qualifying assets amount to ￦12,126 million (2011: ￦14,675 million) in 2012. The interest rate applied to calculate the capitalized borrowing costs in 2012 is 4.46% to 4.89%. (2011: 5.23% to 6.83%)

12.	Investment Property

The changes in investment property for years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012						2011
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	￦	325,158	￦	1,195,175	￦	1,520,333	￦	320,739	￦	1,158,558	￦	1,479,297
Accumulated depreciation (including accumulated impairment loss and others)		—		(361,228)		(361,228)		—		(333,047)		(333,047)

Beginning	￦	325,158	￦	833,947	￦	1,159,105	￦	320,739	￦	825,511	￦	1,146,250
Disposal[1,2]		(2,619)		(70,024)		(72,643)		(10,660)		(27,023)		(37,683)
Depreciation		—		(49,006)		(49,006)		—		(47,221)		(47,221)
Transfer		12,908		104,849		117,757		15,079		82,680		97,759

Ending	￦	335,447	￦	819,766	￦	1,155,213	￦	325,158	￦	833,947	￦	1,159,105

Acquisition cost	￦	335,447	￦	1,022,454	￦	1,357,901	￦	325,158	￦	1,195,175	￦	1,520,333
Accumulated depreciation (including accumulated impairment loss and others)		—		(202,688)		(202,688)		—		(361,228)		(361,228)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]	Land and buildings disposed of in connection with the sale and leaseback transactions with Aju-KTM private funding real estate investment trust No.1 and K-REALTY CR-REIT 2 were included (Note 28).
[2]	Land and buildings disposed of in connection with the sale and leaseback transactions with K-REALTY CR-REIT 1 were included (Note 28).

The buildings mentioned above are depreciated over 10 to 40 years using the straight-line method.

The fair value of investment property is ￦2,335,642 million as of December 31, 2012 (2011: ￦2,524,039 million). The fair value of investment property is estimated based on the expected cash flow.

Rental income from investment property is ￦99,527 million in 2012 (2011: ￦150,752 million) and direct operating expenses (including repairs and maintenance) arising from investment property that generated rental income during the period are recognized as operating expenses.

Certain land and buildings are pledged as collateral related to the rental contracts for up to ￦46,389 million as of December 31, 2012 (2011: ￦70,317 million).

13.	Intangible Assets

The changes in intangible assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others[1]		Total
Acquisition cost	￦	457,144	￦	1,069,158	￦	555,154	￦	1,783,508	￦	885,994	￦	4,750,958
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(330,835)		(887,811)		(238,548)		(2,107,473)

Balance at 2012.1.1	￦	449,395	￦	426,628	￦	224,319	￦	895,697	￦	647,446	￦	2,643,485
Acquisition		—		322,350		72,398		267,161		68,572		730,481
Disposal		(1,705)		(612)		(1,142)		—		(4,412)		(7,871)
Amortization		—		(127,237)		(59,831)		(118,500)		(82,995)		(388,563)
Inclusion in scope of consolidation[2]		150,337		9,341		1,176		—		77,035		237,889
Exclusion in scope of consolidation		—		—		(234)		—		—		(234)
Others		—		(1,807)		3,084		—		(3,871)		(2,594)

Balance at 2012.12.31	￦	598,027	￦	628,663	￦	239,770	￦	1,044,358	￦	701,775	￦	3,212,593

Acquisition cost	￦	605,776	￦	1,393,088	￦	613,380	￦	1,924,869	￦	1,012,256	￦	5,549,369
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(764,425)		(373,610)		(880,511)		(310,481)		(2,336,776)

[1]	Industrial rights are included in others.
[2]

As a result of additional acquisition of ownership interest in KT Rental, intangible assets such as the customer base measured at fair value in accordance with Korean IFRS 1103, “Business Combination”, are included (Note 37). These intangible assets were not recorded in the statements of financial position of KT Rental.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others[1]		Total
Acquisition cost	￦	91,513	￦	947,053	￦	438,302	￦	1,342,023	￦	376,470	￦	3,195,361
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(562,051)		(269,509)		(762,812)		(174,320)		(1,776,441)

Balance at 2011.1.1	￦	83,764	￦	385,002	￦	168,793	￦	579,211	￦	202,150	￦	1,418,920
Acquisition		—		156,114		100,870		441,485		30,284		728,753
Disposal		—		(1,849)		(105)		—		(9,935)		(11,889)
Amortization		—		(102,805)		(54,976)		(124,999)		(37,095)		(319,875)
Inclusion in scope of consolidation[2]		366,858		257		11,467		—		472,436		851,018
Exclusion in scope of consolidation		—		—		—		—		(6,178)		(6,178)
Others		(1,227)		(10,091)		(1,730)		—		(4,216)		(17,264)

Balance at 2011.12.31	￦	449,395	￦	426,628	￦	224,319	￦	895,697	￦	647,446	￦	2,643,485

Acquisition cost	￦	457,144	￦	1,069,158	￦	555,154	￦	1,783,508	￦	885,994	￦	4,750,958
Accumulated amortization (including accumulated impairment loss and others)		(7,749)		(642,530)		(330,835)		(887,811)		(238,548)		(2,107,473)

[1]	Industrial right and facility usage right are included in others.
[2]

As a result of acquisition of control of KT Skylife Co., Ltd. and BC Card Co., Ltd., intangible assets such as the customer base measured at fair value in accordance with Korean IFRS 1103, “Business Combination”, are included (Note 37). These intangible assets were not recorded in the statements of financial position of KT Skylife Co., Ltd. and BC Card Co., Ltd.

The carrying value of facility usage rights with indefinite useful life not subject to amortization is ￦159,510 million (2011: ￦153,797 million) as of December 31, 2012.

Goodwill is allocated to the Company’s cash-generating unit which is identified by operating segments. As of December 31, 2012, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
Telecom wireless business & Convergence/Customer[1]	￦	65,057
Finance and Rental
KT Rental[2]		131,426
BC Card Co., Ltd.[3]		41,234
Others
KT Skylife Co., Ltd.[4]		306,303
KT Powertel Co., Ltd. and others		54,007

Total	￦	598,027

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]

The wireless business was classified as ‘Personal Customer Group’ segment in 2011. However, due to changes in the reporting segment in 2012, wireless business became a part of ‘Telecom & Convergence /Customer’ segment. The recoverable amounts of mobile business are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next four years based on financial budgets approved by management with 1.5% of perpetual growth rate and 4.7% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to the mobile business as of December 31, 2012.

[2]

The recoverable amounts of KT Rental are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management with 0% of perpetual growth rate and 9.3% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to KT Rental as of December 31, 2012.

[3]

The recoverable amounts of BC Card are calculated based on value-in-use calculations. These calculations use pre-tax cash flow projections for the next five years based on financial budgets approved by management with 0% of perpetual growth rate and 14.0% of discount rate. The Company estimated its revenue growth rate based on past performance and its expectation of market development. The applied growth rate is consistent with the growth rate included in the industry analysis report. As a result of the impairment test, there is no impairment loss on goodwill allocated to BC Card as of December 31, 2012.

[4]

The recoverable amounts of KT Skylife Co., Ltd. are determined based on fair value of KT Skylife less costs to sell. As a result of the impairment test based on the determined recoverable amounts, there is no impairment loss on goodwill allocated to KT Skylife as of December 31, 2012.

As a result of the impairment test, the Company recognized the impairment losses of ￦1,705 million on goodwill allocated to KT Cloudware Corporation as other expenses in the statement of the consolidated income. The Company considers that the carrying value of cash generating units does not exceed the recoverable amount of the CGUs other than KT Cloudware Corporation.

14.	Investments in Jointly Controlled Entities and Associates

The changes in investments in jointly controlled entities and associates for the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates[1]		Others		Ending
KT Submarine Co., Ltd.	￦	29,187	￦	—	￦	—	￦	2,101	￦	—	￦	31,288
KT Rental[2]		175,235		—		(179,719)		9,370		(4,886)		—
KTCS Corporation		20,327		—		—		1,456		1		21,784
KTIS Corporation		21,088		—		—		782		—		21,870
Korea Information & Technology Fund		119,492		—		—		1,621		—		121,113
KT-SB Venture Investment		12,643		—		—		(258)		—		12,385
Company K Movie Asset Fund No.1		9,593		—		—		1,336		—		10,929
Boston Global Film & Contents Fund L.P		7,535		—		—		(633)		—		6,902
Mongoolian Telecommunications		11,232		—		—		232		(1,465)		9,999
Metropol Property LLC		1,746		—		—		37		—		1,738
KT Wibro Infra Co., Ltd.		66,206		—		—		534		1		66,741
SMART CHANNEL Co., Ltd.		2,748		—		—		(2,748)		—		—
Kan Communications Co., Ltd.		2,816		—		—		(778)		(1)		2,037
KTF-CJ Music Contents Investment Fund		7,535		—		—		(633)		—		6,902
QTT Global(Group) Company Limited		—		12,746		—		203		—		12,949
Others		41,801		38,540		—		14,622		(10,862)		84,101

Total	￦	529,184	￦	51,286	￦	(179,719)	￦	27,244	￦	(17,212)	￦	410,783

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Reclassification		Interest in jointly controlled entities and associates[3]		Others		Ending
KT Submarine Co., Ltd.	￦	26,828	￦	—	￦	—	￦	2,365	￦	(6)	￦	29,187
KT Rental[2]		171,554		(15,849)		—		21,817		(2,287)		175,235
KT Skylife Co., Ltd.[3]		93,758		—		(93,315)		—		(443)		—
KTCS Corporation		19,135		—		—		3,350		(2,158)		20,327
KTIS Corporation		19,048		—		—		3,473		(1,433)		21,088
Korea Information & Technology Fund		122,042		—		—		1,556		(4,106)		119,492
KT-SB Venture Investment		12,662		—		—		(19)		—		12,643
Company K Movie Asset Fund No.1		9,362		—		—		231		—		9,593
Boston Global Film & Contents Fund L.P		8,822		—		—		(1,287)		—		7,535
Mongolian Telecommunications		12,312		—		—		409		(1,489)		11,232
Metropol Property LLC		1,671		—		—		137		(62)		1,746
KT Wibro Infra Co., Ltd.		65,502		—		—		704		—		66,206
SMART CHANNEL Co., Ltd.		—		6,000		500		(3,752)		—		2,748
Kan Communications Co., Ltd.		—		3,000		—		(184)		—		2,816
KTF-CJ Music Contents Investment Fund		8,823		—		—		(1,288)		—		7,535
Others		66,542		(14,787)		32,632		(27,985)		(14,601)		41,801

Total	￦	638,061	￦	(21,636)	￦	(60,183)	￦	(473)	￦	(26,585)	￦	529,184

[1]

KT Capital Co., Ltd., a subsidiary of the Company, recognizes its share in income (loss) from jointly controlled entities and associates as operating revenue and expense. These include its share in income from jointly controlled entities and associates of ￦6,591 million (2011: ￦2,701 million) recognized as operating revenue and the share in loss from jointly controlled entities and associates of ￦362 million (2011: ￦136 million) recognized as operating expense.

[2]

As of December 31, 2011, the Company had classified the entity as a joint venture due to the exercise of joint control under the arrangement of shareholders. However, since the Company obtained control during 2012, this entity was consolidated.

[3]	As of December 31, 2011, the entity was consolidated since the Company acquired control over KT Skylife Co., Ltd. as a result of acquisition of additional ownership interest.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The summary of financial information of joint ventures and associates as of and for the years ended December 31, 2012 and 2011, follows:

(In millions of Korean won)	2012
	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	￦	109,787	￦	25,037	￦	68,900	￦	7,952
KTCS Corporation[1]	Domestic	17.80%		179,840		57,310		384,165		17,714
KTIS Corporation[1]	Domestic	17.80%		178,710		55,674		388,370		17,535
Korea Information & Technology Fund	Domestic	33.33%		363,346		6		19,444		5,820
KT-SB Venture Investment[2]	Domestic	50.00%		25,309		538		141		(384)
Company K Movie Asset Fund No.1[3]	Domestic	60.00%		18,262		46		3,988		2,226
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		24,929		6		762		(2,284)
Mongolian Telecommunications	Mongolia	40.00%		32,382		7,383		17,058		342
Metropol Property LLC	Uzbekistan	34.00%		2,665		491		747		224
KT Wibro Infra Co., Ltd	Domestic	26.22%		259,365		4,802		2,084		2,700
SMART CHANNEL Co., Ltd[4]	Domestic	65.00%		78,889		100,238		15,542		(14,426)
KTF-CJ Music Contents Investment Fund	Domestic	27.69%		24,929		6		762		(2,284)
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		5,273		(1,263)		2,620		2,512
QTT Global(Group) Company Limited	China	25.00%		17,605		1,860		13,165		1,856
Others				810,423		387,352		428,092		19,573

Total			￦	2,131,714	￦	639,486	￦	1,345,840	￦	59,076

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Location	% of ownership interest	Assets		Liabilities		Operating revenue		Net profit (loss)
KT Submarine Co., Ltd.	Domestic	36.92%	￦	127,063	￦	48,004	￦	111,453	￦	6,700
KT Rental	Domestic	58.00%		1,419,392		1,167,454		657,971		27,321
KTCS Corporation[1]	Domestic	17.49%		172,268		56,072		380,506		19,923
KTIS Corporation[1]	Domestic	17.80%		174,460		56,013		373,397		21,078
Korea Information & Technology Fund	Domestic	33.33%		358,475		—		15,630		2,880
KT-SB Venture Investment[2]	Domestic	50.00%		25,823		536		—		(38)
Company K Movie Asset Fund No.1[3]	Domestic	60.00%		15,997		8		2,751		385
Boston Global Film & Contents Fund L.P.	Domestic	27.69%		27,411		204		933		(4,643)
Mongolian Telecommunications	Mongolia	40.00%		28,081		—		20,747		780
Metropol Property LLC	Uzbekistan	34.00%		4,075		846		1,512		486
KT Wibro Infra Co., Ltd	Domestic	26.22%		257,744		5,220		2,294		2,863
SMART CHANNEL Co., Ltd[4]	Domestic	65.00%		91,383		98,306		9,785		(9,471)
KTF-CJ Music Contents Investment Fund	Domestic	50.00%		10,076		—		318		173
KT-DoCoMo Mobile Investment Fund	Domestic	45.00%		9,286		162		92		(26)
Others	-	—		1,444,343		621,230		802,454		43,111

Total			￦	4,165,877	￦	2,054,055	￦	2,379,843	￦	111,522

[1]

At the end of the reporting period, even though the Company having less than 20% ownership, the equity method of accounting has been applied as it is considered that the Company has the significant influence over the operating and financial policies of these entities.

[2]

As of December 31, 2012, even though the Company having 50% ownership, the equity method of accounting has been applied as the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

[3]

At the end of the reporting period, even though the Company having more than 50% ownership, the equity method accounting has been applied as it the Company, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies.

[4]

At the end of the reporting period, even though the Company having 65% ownership, the Company has the significant influence but no control due to the agreement among the shareholders. The entity was classified as an associate and the equity method of accounting has been applied.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Marketable investments in joint ventures and associates as of December 31, 2012 and 2011, are as follows:

	2012
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	￦	31,288	￦	21,344
KTCS Corporation	8,132,130		21,784		18,623
KTIS Corporation	6,196,190		21,870		19,518
Mongolian Telecommunications	10,348,111		9,999		14,741

	2011
	Number of shares	Book Value (In millions of Korean won)		Fair Value (In millions of Korean won)
KT Submarine Co., Ltd.	1,617,000	￦	29,186	￦	21,344
KTCS Corporation	8,132,130		20,327		16,834
KTIS Corporation	6,196,190		21,088		17,349
Mongolian Telecommunications	10,348,111		11,232		23,470

The Company has not recognized loss from jointly controlled entities and associates of ￦7,308 million for the year (2011: ￦5,633 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2012, which was not recognized by the Company is ￦22,143 million (2011: ￦15,490 million).

The following equity securities owned by the Company are pledged as collaterals for the investees’ borrowings.

(In millions of Korean won)	Investee	Amount
Investments in associate	Smart Channel Co., Ltd.	￦	6,500

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

15.	Trade and other payables

The Company’s trade and other payables as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Current liabilities
Trade payables	￦	1,822,895	￦	1,635,361
Other payables		5,393,409		4,255,064

Total	￦	7,216,304	￦	5,890,425

Non-current liabilities
Trade payables	￦	10,696	￦	24,222
Other payables		690,664		627,491

Total	￦	701,360	￦	651,713

Details of other payables as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Non-trade payables[1]	￦	3,966,451	￦	3,214,585
Accrued expenses		769,629		543,972
Operating deposits		880,895		764,660
Others		467,098		359,338
Less: non-current		(690,664)		(627,491)

Current	￦	5,393,409	￦	4,255,064

[1]	Settlement payables of BC card Co., Ltd. of ￦1,519,242 million related to credit card transaction included as of December 31, 2012 (2011: ￦997,915 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

16.	Bonds Payable and Borrowings

Details of bonds payable and borrowings as of December 31, 2012 and 2011, are as follows:

Bonds Payable

(in millions of Korean won and thousands of foreign currencies)			2012				2011
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes[1]	2014.06.24	5.88%	USD	600,000	￦	642,660	USD	600,000	￦	691,980
MTNP notes[1]	2034.09.07	6.50%	USD	100,000		107,110	USD	100,000		115,330
MTNP notes[1]	2015.07.14	4.88%	USD	400,000		428,440	USD	400,000		461,320
MTNP notes[1]	2016.05.03	5.88%	USD	200,000		214,220	USD	200,000		230,660
Euro bonds	2012.04.11	—		—		—	USD	200,000		230,660
Reg S bonds	2017.01.20	3.88%	USD	350,000		374,885		—		—
FR notes[2]	2013.09.11	LIBOR(3M) +1.50%	USD	200,000		214,220	USD	200,000		230,660
FR notes[2]	2013.04.09	LIBOR(3M) +0.47%	USD	100,000		107,110	USD	100,000		115,330
Japanese yen bonds	2013.01.25	1.58%	JPY	35,000,000		436,625	JPY	35,000,000		519,806
The 159th Public bond	2013.10.27	5.39%		—		300,000		—		300,000
The 163rd Public bond	2014.03.30	5.51%		—		170,000		—		170,000
The 165-2nd Public bond	2014.08.26	4.44%		—		140,000		—		140,000
The 166-2nd Public bond	2012.03.21	—		—		—		—		100,000
The 167-1st Public bond	2012.04.20	—		—		—		—		100,000
The 167-2nd Public bond	2015.04.20	4.84%		—		100,000		—		100,000
The 168-1st Public bond	2012.06.21	—		—		—		—		240,000
The 168-2nd Public bond	2015.06.21	4.66%		—		90,000		—		90,000
The 169th Public bond	2012.04.03	—		—		—		—		140,000
The 171st Public bond	2013.02.28	5.41%		—		100,000		—		100,000
The 172-2nd Public bond	2012.04.02	—		—		—	USD	110,000		126,863
The 173-1st Public bond	2013.08.06	6.49%		—		100,000		—		100,000
The 173-2nd Public bond	2018.08.06	6.62%		—		100,000		—		100,000
The 175-1st Public bond	2012.02.27	—		—		—		—		40,000
The 175-2nd Public bond	2014.02.27	5.47%		—		360,000		—		360,000
The 176-1st Public bond	2012.05.28	—		—		—		—		100,000
The 176-2nd Public bond	2014.05.28	5.06%		—		170,000		—		170,000
The 176-3rd Public bond	2016.05.28	5.24%		—		260,000		—		260,000
The 177-1st Public bond	2013.02.09	4.86%		—		240,000		—		240,000
The 177-2nd Public bond	2015.02.09	5.26%		—		190,000		—		190,000
The 177-3rd Public bond	2017.02.09	5.38%		—		170,000		—		170,000
The 178-1st Public bond[2]	2013.01.18	LIBOR(3M) +1.00%	USD	100,000		107,110	USD	100,000		115,330
The 178-2nd Public bond[2]	2014.01.17	LIBOR(3M) +1.05%	USD	100,000		107,110	USD	100,000		115,330
The 179th Public bond	2018.03.29	4.47%		—		260,000		—		260,000
The 180-1st Public bond	2016.04.26	4.35%		—		210,000		—		210,000
The 180-2nd Public bond	2021.04.26	4.71%		—		380,000		—		380,000
The 181-1st Public bond	2016.08.26	3.94%		—		260,000		—		260,000
The 181-2nd Public bond	2018.08.26	3.99%		—		90,000		—		90,000
The 181-3rd Public bond	2021.08.26	4.09%		—		250,000		—		250,000
The 182-1st Public bond	2016.10.28	4.11%		—		320,000		—		320,000
The182-2nd Public bond	2021.10.28	4.31%		—		100,000		—		100,000
The 183-1st Public bond	2016.12.22	3.81%		—		50,000		—		50,000
The 183-2nd Public bond	2021.12.22	4.09%		—		90,000		—		90,000
The 183-3rd Public bond	2031.12.22	4.27%		—		160,000		—		160,000
The 51-2nd Public bond	2013.06.20	6.41%		—		70,000		—		70,000
The 52-2nd Public bond	2013.08.04	6.64%		—		100,000		—		100,000
The 26th Public bond	2013.04.19	5.15%		—		10,000		—		10,000
The 27th Public bond	2014.07.25	5.04%		—		5,000		—		5,000
The 17-2nd Public bond	2013.03.11	5.45%		—		30,000		—		—
The 27-2nd Public bond	2013.04.09	5.04%		—		70,000		—		—
The 28-1st Public bond	2014.04.05	4.61%		—		50,000		—		—
The 28-2nd Public bond	2016.04.05	5.25%		—		65,000		—		—
The 29th Public bond	2016.09.05	4.85%		—		45,000		—		—
The 30th Public bond	2014.10.31	4.50%		—		90,000		—		—
The 31-1st Public bond	2015.06.15	3.73%		—		100,000		—		—
The 31-2nd Public bond	2017.06.15	3.97%		—		100,000		—		—
The 32-1st Public bond	2015.11.20	3.19%		—		100,000		—		—
The 32-2nd Public bond	2017.11.20	3.33%		—		100,000		—		—
The 17-3rd Public bond	2013.05.30	7.14%		—		50,000		—		50,000
The 18-4th Public bond	2013.06.23	7.55%		—		10,000		—		10,000
The 22-3rd Public bond	2012.01.23	—		—		—		—		25,000
The 24th Public bond	2012.06.29	—		—		—		—		30,000
The 25-2nd Public bond	2012.07.30	—		—		—		—		25,000
The 26th Public bond	2012.08.27	—		—		—		—		50,000
The 27th Private bond	2012.09.04	—		—		—		—		10,000
The 28-2nd Public bond	2012.11.12	—		—		—		—		30,000
The 29-2nd Public bond	2012.11.30	—		—		—		—		40,000
The 30-3rd Public bond	2012.12.23	—		—		—		—		10,000
The 31st Public bond	2012.12.31	—		—		—		—		10,000
The 32-1st Public bond	2012.01.22	—		—		—		—		10,000
The 32-2nd Public bond	2013.01.22	5.95%		—		50,000		—		50,000
The 32-3rd Public bond	2015.01.22	6.70%		—		30,000		—		30,000
The 33rd Public bond	2015.02.11	6.45%		—		50,000		—		50,000
The 34-1st Public bond	2012.02.26	—		—		—		—		30,000
The 34-2nd Public bond	2013.02.26	5.60%		—		10,000		—		10,000
The 35-1st Public bond	2012.03.22	—		—		—		—		20,000
The 35-2nd Public bond	2013.03.22	5.05%		—		30,000		—		30,000
The 36-1st Public bond	2012.04.30	—		—		—		—		20,000
The 36-2nd Public bond	2013.04.30	4.75%		—		30,000		—		30,000
The 36-3rd Public bond	2015.04.30	5.65%		—		20,000		—		20,000
The 37-2nd Public bond	2012.06.30	—		—		—		—		10,000
The 37-3rd Public bond	2013.06.30	5.45%		—		20,000		—		20,000
The 37-4th Public bond	2014.06.30	5.85%		—		10,000		—		10,000
The 38-1st Public bond	2012.01.19	—		—		—		—		30,000
The 38-2nd Public bond	2012.07.19	—		—		—		—		30,000
The 38-3rd Public bond	2014.07.19	5.85%		—		10,000		—		10,000
The 39th Public bond	2013.07.30	5.35%		—		30,000		—		30,000
The 40-1st Public bond	2012.05.10	—		—		—		—		40,000
The 40-2nd Public bond	2013.08.10	5.33%		—		20,000		—		20,000
The 40-3rd Public bond	2015.08.10	5.95%		—		20,000		—		20,000
The 41-1st Public bond	2012.09.17	—		—		—		—		30,000
The 41-2nd Public bond	2013.09.17	4.63%		—		20,000		—		20,000
The 41-3rd Public bond	2014.09.17	5.10%		—		10,000		—		10,000
The 42-1st Public bond	2013.11.22	4.62%		—		30,000		—		30,000
The 42-2nd Public bond	2014.11.22	5.10%		—		20,000		—		20,000
The 42-3rd Public bond	2015.11.22	5.44%		—		10,000		—		10,000
The 43-1st Public bond	2014.01.28	5.05%		—		40,000		—		40,000
The 43-2nd Public bond	2015.01.28	5.32%		—		10,000		—		10,000
The 43-3rd Public bond	2016.01.28	5.75%		—		30,000		—		30,000
The 44-1st Public bond	2012.10.28	—		—		—		—		30,000
The 44-2nd Public bond	2013.04.28	4.53%		—		30,000		—		30,000
The 44-3rd Public bond	2013.10.28	4.76%		—		20,000		—		20,000
The 45th Private bond	2014.05.18	4.80%		—		30,000		—		30,000
The 46-1st Public bond	2013.02.26	4.10%		—		20,000		—		20,000
The 46-2nd Public bond	2014.05.26	4.50%		—		40,000		—		40,000
The 46-3rd Public bond	2015.05.26	4.71%		—		20,000		—		20,000
The 46-4th Public bond	2016.05.26	4.90%		—		20,000		—		20,000
The 47th Public bond	2014.06.23	4.50%		—		30,000		—		30,000
The 48th Public bond	2016.08.11	4.71%		—		10,000		—		10,000
The 49th Public bond[2]	2014.08.23	CD(91D) +0.93%		—		20,000		—		20,000
The 50-1st Public bond	2013.03.21	4.30%		—		20,000		—		20,000
The 50-2nd Public bond	2016.09.21	4.87%		—		5,000		—		5,000
The 51-1st Public bond	2014.09.30	4.69%		—		10,000		—		10,000
The 51-2nd Public bond	2016.09.30	4.92%		—		20,000		—		20,000
The 52-1st Public bond	2013.10.11	4.49%		—		10,000		—		10,000
The 52-2nd Public bond[2]	2014.10.11	CD(91D) +1.10%		—		10,000		—		10,000
The 53rd Public bond	2013.10.17	4.39%		—		20,000		—		20,000
The 54th Public bond	2014.10.28	4.64%		—		10,000		—		10,000
The 55-1st Public bond	2014.11.16	4.46%		—		40,000		—		40,000
The 55-2nd Public bond	2015.11.16	4.56%		—		20,000		—		20,000
The 55-3rd Public bond	2016.11.16	4.74%		—		5,000		—		5,000
The 56th Public bond	2014.12.13	4.18%		—		35,000		—		35,000
The 57-1st Public bond[2]	2014.10.05	CD(91D) +0.87%		—		50,000		—		—
The 57-2nd Public bond	2016.01.05	4.44%		—		20,000		—		—
The 57-3rd Public bond	2017.01.05	4.61%		—		30,000		—		—
The 58-1st Public bond	2014.07.10	4.27%		—		30,000		—		—
The 58-2nd Public bond	2015.07.10	4.37%		—		20,000		—		—
The 59-1st Public bond	2015.05.25	3.78%		—		20,000		—		—
The 59-2nd Public bond	2016.05.25	3.87%		—		20,000		—		—
The 59-3rd Public bond	2017.05.25	4.03%		—		40,000		—		—
The 60th Public bond[2]	2015.07.13	CD(91D) +0.39%		—		40,000		—		—
The 61st Public bond	2017.09.22	3.65%		—		45,000		—		—
The 62-1st Public bond	2015.08.27	3.19%		—		20,000		—		—
The 62-2nd Public bond	2017.10.11	3.43%		—		50,000		—		—
The 63rd Public bond	2017.09.27	3.44%		—		40,000		—		—
The 64-1st Public bond	2015.10.29	3.26%		—		20,000		—		—
The 64-2nd Public bond	2017.12.21	3.46%		—		50,000		—		—
The 65th Public bond	2018.03.22	3.47%		—		55,000		—		—
The 66th Public bond	2018.04.02	3.52%		—		54,000		—		—
Unsecured private convertible bond[3]	2016.01.20	2.00%		—		15,000		—		15,000
The 14-2nd unsecured bond	2012.05.22	—		—		—		—		50,000
The 15th unsecured bond	2012.06.22	—		—		—		—		50,000
The 16th unsecured bond	2015.04.23	3.80%		—		80,000		—		—
The 1st unsecured convertible bond[3]	2014.12.30	3.00%		—		2,000		—		2,000
The 8th unsecured convertible bond[3]	2015.11.26	—		—		19,052		—		—

Total						10,059,542				10,120,269
Less: Current portion						(2,305,065)				(1,657,524)
Discount on bonds						(26,600)				(31,104)
Conversion right adjustment						(5,800)				(3,026)
Premium on bonds redemption						3,517				1,750

Net					￦	7,725,594			￦	8,430,365

[1]

As of December 31, 2012, the outstanding notes issued by the Company amount to USD 1,300 million with fixed interest rates under Medium Term Note Program (“MTNP”) listed in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, this MTN Program has not been valid since 2007.

[2]	Libor (3M) and CD (91D) are approximately 0.31 % and 2.89%, respectively, as of December 31, 2012.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[3]	As of the end of the reporting period, the terms and conditions of the convertible bonds are as follows:

Type	Issued by
	KT Telecop Co.,Ltd.	Korea HD Broadcasting Corp.	KT Music Corporation
Issue date	2011.1.20	2010.4.30	2012.11.26
Issue price	￦15,000 million	￦2,000 million	￦19,052 million
Coupon rate	2%	3%	—
Guaranteed margin ratio	4%	3%	3%
Conversion Period	From one year after the issue date to 2015.12.20	From one year after the issue date to bond maturity	From one year after the issue date to 2015.11.19
Conversion Price	￦26,000	￦500	￦3,380

Short-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012			2011
Financial institution	Type	Annual interest rates	Foreign Currency	Korean won		Foreign Currency		Korean Won
Shinhan Bank	Commercial papers	—	—	￦	—		—	￦	10,000
	General loan[1]	4.45~financial bonds(6M) +2.87%	—		93,200		—		73,500
	Usance(USD)	—	—		—	USD	1,671		2,036
	Usance(JPY)	—	—		—	JPY	7,354
Samsung Securities	Commercial papers	2.94~4.02%	—		90,000		—		20,000
Meritz Securities	Commercial papers	—	—		—		—		25,000
Woori Bank	Commercial papers	—	—		—		—		18,000
	General loans[1]	KO-RIBOR(3M) +1.21~5.92%	—		14,500		—		—
	Usance(USD)	—	—		—	USD	2,192		2,527
Korea Exchange Bank	Commercial papers	3.42%	—		20,000		—		10,000
	Usance(EUR)	—	—		—	EUR	1,740		2,600
Kookmin Bank	General loans	4.99%	—		2,000		—		3,103
Citibank	General loans[1]	CD(91D)+1.20%	—		10,000		—		—
Woori Investment & Securities	Commercial papers	—	—		—		—		5,000
KTB Investment & Securities	Commercial papers	2.93~4.02%	—		70,000		—		20,000
Hanyang Securities	Commercial papers	2.96~4.02%	—		50,000		—		10,000
Standard Chartered Securities	Commercial papers	—	—		—		—		10,000
SK Securities	Commercial papers	3.06~3.15%	—		20,000		—		40,000
Shinyoung Securities	Commercial papers	—	—		—		—		10,000
Korea Development Bank	General loans[1]	Financial bonds(1Y) +1.15%	—		5,000	USD	3,973		4,583
Hana Bank	General loans	4.45~4.95%	—		22,500		—		22,500
	Usance(USD)[1]	—	—		—	USD	2,442		2,816
IBK Bank	Commercial papers	—	—		—		—		2,342
	General loans	5.85~5.89%	—		7,000		—		—
Daegu Bank	Commercial papers	5.54~5.93%	—		11,932		—		10,000
DGB Capital	Commercial papers	5.80%	—		5,000		—		—
NH Investment & Securities	Commercial papers	2.91~3.04%	—		20,000		—		—
HYUNDAI Securities	Commercial papers	3.10%	—		30,000		—		—
Others[2]	General loans	—			79,869		—		88,716

Total				￦	551,001			￦	392,723

[1]	KO-RIBOR(3M), CD(91D), Financial Bond(1Y), and Financial Bond(6M, AAA) are approximately 2.87%, 2.89%, 2.87%, and 3.10%, respectively, as of December 31, 2012.
[2]

As of December 31, 2012, KT Networks Corporation, a subsidiary of the Company, accounted for the transferred accounts receivable of ￦17,276 million (2011: ￦19,294 million), which do not qualify as derecognition, as secured borrowings.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			2012			2011
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Kookmin Bank	Informatization promotion funds[1]	3.04%	—	￦	911	—	￦	5,541
	Loans for operation	—	—		—	—		10,000
	General loans	6.30%	—		10,000	—		30,000
	Facility loans	4.56~4.98%	—		80,000	—		60,000
Shinhan Bank	Informatization promotion funds[1]	3.04%	—		11,985	—		16,383
	Loans for operation	—	—		—	—		14,000
	General loans[2]	Financial bond (6M) +0.8~5.76%	—		37,560	—		47,000
	Mortgage loan	4.00%	—		358	—		517
	Facility loans[2]	3.06~5.23%	—		67,723	—		40,878
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	2.00%	—		6,415	—		6,415
Korea Exchange Bank	General loans	—	—		—	—		45,000
Woori Bank	General loans[2]	CD(91D) +1.39~5.98%	—		45,000	—		—
National Federation of Fisheries Cooperatives	General loans	4.63%	—		50,000	—		—
NH Bank	General loans	5.80~6.00%	—		50,000	—		50,000
	Facility loans	4.32~5.20%	—		187,500	—		50,000
Korea Development Bank	Facility loans	4.32~4.91%	—		88,750	—		20,000
Industrial Bank of Korea	Facility loans	3.06%	—		1,500	—		2,000
Samsung Securities	Commercial papers	3.08%	—		60,000	—		10,000
Dongbu Securities	Commercial papers	4.12%	—		20,000	—		20,000
SK Securities	Commercial papers	4.12%	—		10,000	—		10,000
Hanyang Securities	Commercial papers	—	—		—	—		10,000
KTB Investment & Securities	Commercial papers	—	—		—	—		20,000
Cardnet	General loans	6.50%	—		348	—		—
HYUNDAI Securities	General loans	3.08%	—		49,947	—		—
Others	Redeemable convertible preferred stock[3]	—	—		51,044	—		35,196
Others	-	—	—		7,465	—		2,577

Total					836,506			505,507
Less: Current portion					(325,366)			(63,256)

Net				￦	511,140		￦	442,251

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]

The above Informatization Promotion Funds are repayable in installments over three years after a two-year grace period, while Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

[2]	The CD (91D) and financial bonds(6M, AAA) interest rates are approximately 2.89% and 3.10%, respectively, as of December 31, 2012.
[3]	As of the end of the reporting period, the terms and conditions of the redeemable convertible preferred stocks are as follows:

Type	Issued by
	Enswers Inc.			Korea HD Broadcasting Corp.	KT Telecop Co., Ltd.
	The A Redeemable convertible preferred stock	The B Redeemable convertible preferred stock	The C Redeemable convertible preferred stock	Redeemable convertible preferred stock	Redeemable convertible preferred stock
Issue date	2008.08.14	2009.11.24	2011.11.30	2010.12.21	2011.1.20
Issue price (per share)	￦ 272,000	￦ 408,400	￦ 893,400	￦ 500	￦ 5,000
Number of share issued	5,875	1,225	11,194	1,900,000	1,346,154
Conversion price (per share)	￦ 272,000	￦ 408,400	￦ 893,400	￦ 500	￦ 26,000
Exercisable date of conversion rights	From the issue date to 2018.08.14	From the issue date to 2019.11.24	From the issue date to 2021.11.30	From the issue date to 2013.12.21	From the issue date to 2012.1.20
Redemption price	Issue price + 5% compound annual interest	Issue price + 5% compound annual interest	Issue price + 5% compound annual interest	Issue price + 1% compound annual interest	Issue price of preferred stock not converted + 5% compound annual interest less dividends received
Exercisable date of redemption Rights	From three years after the issue date to 2018.08.14	From three years after the issue date to 2019.11.24	From three years after the issue date to 2021.11.30	From two years after the issue date to 2013.12.21	From five years(2016.01. 20) after the issue date up to 3 months

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Repayment schedule of the Company’s bonds payable and borrowings including the portion of current liabilities as of December 31, 2012, is as follows:

(in millions of Korean won)
	Bonds						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
2013	￦	1,440,000	￦	865,065	￦	2,305,065	￦	871,067	￦	5,300	￦	876,367	￦	3,181,432
2014		1,382,000		749,770		2,131,770		191,929		4,527		196,456		2,328,226
2015		979,052		428,440		1,407,492		252,346		—		252,346		1,659,838
2016		1,355,000		214,220		1,569,220		40,717		—		40,717		1,609,937
Thereafter		2,164,000		481,995		2,645,995		21,621		—		21,621		2,667,616

Total	￦	7,320,052	￦	2,739,490	￦	10,059,542	￦	1,377,680	￦	9,827	￦	1,387,507	￦	11,447,049

Book value and fair value of the Company’s bonds payable and borrowings as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012.12.31				2011.12.31
Type	Book Value		Fair Value		Book Value		Fair Value
Bonds payable	￦	10,035,870	￦	10,191,819	￦	10,100,322	￦	10,253,221
Long-term borrowings (Including current borrowings)		836,506		820,849		505,507		481,086
Short-term borrowings		551,001		551,001		392,723		392,723

Total	￦	11,423,377	￦	11,563,669	￦	10,998,552	￦	11,127,030

The fair values of bonds payable and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 4.56% as of December 31, 2012 (2011: 4.64%).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

17.	Provisions

The changes in provisions during the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2012.1.1	￦	28,915	￦	108,651	￦	127,984	￦	265,550
Increase		9,610		12,533		195,840		217,983
Usage		(492)		(2,470)		(107,964)		(110,926)
Reversal		(747)		(9,124)		(7,501)		(17,372)
Changes in scope of consolidation		—		8		—		8

Balance at 2012.12.31	￦	37,286	￦	109,598	￦	208,359	￦	355,243

Current portion		33,678		54		171,780		205,512
Non-current portion		3,608		109,544		36,579		149,731

[1]

The Company has commitments to pay the subsidies to the customers relating to the handset sales, and the payment commitments are accounted for as deduction from receivables. The Company disposed of its trade receivables arising from handset sales to special purpose entities for securitization and the related payment commitments are accounted for as other provisions.

	2011
(in millions of Korean won)	Litigation		Asset retirement obligation		Others		Total
Balance at 2011.1.1	￦	23,560	￦	109,399	￦	35,918	￦	168,877
Increase		5,377		5,444		104,940		115,761
Usage		(2,499)		(2,962)		(11,822)		(17,283)
Reversal		(936)		(3,285)		(1,128)		(5,349)
Changes in scope of consolidation		3,413		—		—		3,413
Others		—		55		76		131

Balance at 2011.12.31	￦	28,915	￦	108,651	￦	127,984	￦	265,550

Current portion		25,502		19		97,064		122,585
Non-current portion		3,413		108,632		30,920		142,965

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

18.	Retirement Benefit Obligation

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2012		2011
Present value of defined benefit obligations	￦	1,721,890	￦	1,472,723
Fair value of plan assets		(1,173,269)		(1,047,011)

Liabilities	￦	548,621	￦	425,712

The changes in the defined benefit obligations for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Beginning	￦	1,472,723	￦	1,129,912
Current service cost		205,833		174,089
Interest expense		57,089		53,257
Benefit paid		(78,334)		(71,255)
Gains on settlements of plan[1]		(3,630)		—
Changes due to settlements of plan[1]		(125,540)		—
Actuarial losses		183,136		144,856
Changes in scope of Consolidation		10,613		41,864

Ending	￦	1,721,890	￦	1,472,723

[1]	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Changes in the fair value of plan assets for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Beginning	￦	1,047,011	￦	865,934
Expected return on plan assets		55,268		41,146
Employer contributions		214,731		149,992
Benefits paid		(44,447)		(34,393)
Changes due to settlements of plan[1]		(99,853)		—
Actuarial gains (losses)		(5,741)		2,142
Changes in scope of consolidation		6,300		22,190

Ending	￦	1,173,269	￦	1,047,011

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]	The Company has operated both defined contribution plans and defined benefit plans from December 2012. The employees are entitled to choose either defined contribution plans and defined benefit plans.

Amounts recognized in the statement of income for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Current service cost	￦	205,833	￦	174,089
Interest cost		57,089		53,257
Expected return on plan assets		(55,268)		(41,146)
Costs(gains) on settlements		(3,630)		—
Transfer out		(8,763)		(4,028)

Total expenses	￦	195,261	￦	182,172

Principal actuarial assumptions used are as follows:

	2012.12.31	2011.12.31
Discount rate	3.13% ~ 4.10%	4.00% ~ 4.80%
Expected rate of return	4.10% ~ 5.80%	3.30% ~ 5.80%
Future salary increase	3.00% ~ 8.10%	2.00% ~ 9.30%

Details of plan assets as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Pension deposits	￦	1,141,865	￦	1,019,757
Severance insurance deposits		31,404		27,254

Total	￦	1,173,269	￦	1,047,011

Actual return on plan assets for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Actual return on plan assets	￦	49,527	￦	43,288

Details of adjustments for the differences between initial assumptions and actual figures as of December 31, 2012, 2011 and 2010, and January 1, 2010, are as follows:

(in millions of Korean won)	2012.12.31		2011.12.31		2010.12.31		2010.1.1
Present value of the defined benefit obligations	￦	1,721,890	￦	1,472,723	￦	1,129,912	￦	1,235,683
Fair value of plan assets		(1,173,269)		(1,047,011)		(865,934)		(1,149,657)
Deficit in the plan		548,621		425,712		263,978		86,026
Experience adjustments on defined benefit liabilities		33,377		(2,900)		(60,691)		—
Experience adjustments on plan assets		(5,741)		2,142		(10,215)		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

19.	Commitments and Contingencies

As of December 31, 2012, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,741,600	—
Commercial papers factoring	Korea Exchange Bank	KRW	240,000	—
Loan on information and communications fund	Shinhan Bank and others	KRW	12,896	12,896
Collateralized loan on accounts receivable-trade	Kookmin Bank and others	KRW	722,000	24,243
Collection for foreign currency denominated checks	Korea Exchange Bank	USD	1,000	—
Comprehensive credit line	Korea Development Bank and others	KRW	15,000	—
Credit line for call loan	Tongyang Securities Inc.	KRW	120,000	—
Letter of credit	Kookmin Bank and others	USD	92,500	7,033
Foreign currency transaction	HSBC	USD	80,000	—

As of December 31, 2012, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)
	Financial institution	Currency	Limit
Performance guarantee for construction	Seoul Guarantee Insurance	KRW	26,191
Performance guarantee	Export-Import Bank of Korea	USD	975
		SAR[1]	735
		DZD[2]	25,863
		KRW	2,715
	Seoul Guarantee Insurance	KRW	19,710
Bid guarantee	Korea Software Financial Cooperative	KRW	23,084
Advances received guarantee	Export-Import Bank of Korea	USD	2,925
		DZD[2]	77,589
		KRW	4,093
Guarantees for accounts receivable from the handset sales	Seoul Guarantee Insurance	KRW	892,106
Prepayment guarantee	Korea Software Financial Cooperative	KRW	103,221
Performance guarantee /Warranty guarantee	Korea Software Financial Cooperative	KRW	209,069
Currency guarantee	Korea Exchange Bank	KRW	3,600
	Woori Bank	KRW	50,000
Foreign currency guarantee	Kookmin Bank	USD	5,195
	Shinhan Bank	USD	5,000
	Korea Exchange Bank	USD	5,000
Guarantee deposit	Seoul Guarantee Insurance	KRW	24,297
Guarantee for import letters of credit	Korea Exchange Bank	USD	5,000
Guarantee for domestic letters of credit	Shinhan Bank	USD	8

[1]	Saudi Riyal.
[2]	Algerian Dinar.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of collaterals that KT Capital Co., Ltd., a subsidiary of KT Corporation, is provided with by third parties as of December 31, 2012, are as follows:

(In millions of Korean won)	Details	Amounts
Credits	Movables, real-estate, financial collateral	￦	943,279

As of December 31, 2012, guarantees provided by the Company for a third party, are as follows:

(in millions of Korean won)	Creditor	Limit
Individuals with the right of ownership of Yeongdeungpo apartment-type factory	Woori Bank and others	￦	26,000
Individuals with the right of ownership of Gimhae apartment	Shinhan Bank		108,500
Incheon International Airport Corporation and others	Seoul Guarantee Insurance and others		14,490
Other Project Financing[1]	NH Investment & Securities and others		94,054

[1]

As of December 31, 2012, guarantee liabilities of ￦3,706 million (2011: ￦2,839 million) in relation to guarantees for PF loan are recorded as ‘other financial liabilities’ in the statement of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As of December 31, 2012, based on the investors’ agreement, the Company has an obligation to provide fund to Smart Channel Co., Ltd. if Smart Channel Co, Ltd. is unable to fulfill its obligation. The Company pledged investment securities in Smart Channel Co., Ltd. as collateral (Note 14). Furthermore, the Company provided allowance for doubtful receivables of ￦49,362 million against other receivables related to Smart Channel Co., Ltd.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to reimburse KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2012, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ￦9,646 million.

During the current period, the Company made agreements with the Securitization Specialty Companies Olleh KT First Securitization Specialty Co., Ltd., Olleh KT Second Securitization Specialty Co., Ltd., Olleh KT Third Securitization Specialty Co., Ltd., Olleh KT Fourth Securitization Specialty Co., Ltd., Olleh KT Fifth Securitization Specialty Co., Ltd., and Olleh KT Sixth Securitization Specialty Co., Ltd., and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2012, the Company is a defendant in 218 lawsuits, with an aggregate amount of ￦96,602 million. As of December 31, 2012, litigation provisions of ￦37,286 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of these cases cannot yet be predicted.

According to the financial and other covenants included in certain bonds and borrowings, the Company is required to maintain certain financial ratios such as debt/equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collaterals and disposal of certain assets. As of December 31, 2012, the Company is compliance with the related covenants.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

20.	Lease

The Company’s non-cancellable lease arrangements are as follows:

The Company as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Acquisition costs	￦	55,477	￦	203,468
Accumulated depreciation		(15,282)		(74,684)

Net balance	￦	40,195	￦	128,784

As of December 31, 2012, the Company recognizes financial lease assets as other property and equipment.

Details of future minimum lease payments as of December 31, 2012 and 2011, under finance lease contracts are summarized below:

(in millions of Korean won)	2012		2011
Within one year	￦	15,826	￦	66,635
From one year to five years		29,474		116,594
Thereafter		—		33

Total	￦	45,300	￦	183,262

Operating Lease

Details of future minimum lease payments as of December 31, 2012 and 2011, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2011
Within one year	￦	67,571	￦	52,053
From one year to five years		279,906		158,560
Thereafter		312,778		217,115

Total	￦	660,255	￦	427,728

Operating lease expenses incurred for the years ended December 31, 2012 and 2011, amounted to ￦61,201 million, and ￦41,499 million, respectively.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The Company as the Lessor

Finance Lease

Details of finance lease assets as of December 31, 2012, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	382,835	￦	382,835	￦	(35,663)	￦	347,172
From one year to five years		550,930		550,930		(25,063)		525,867
Thereafter		11,848		11,848		(1,273)		10,575

Total	￦	945,613	￦	945,613	￦	(61,999)	￦	883,614

Details of finance lease assets as of December 31, 2011, are as follows:

(in millions of Korean won)	Minimum lease payments		Gross investment in the lease		Unaccrued interest		Net investment in the lease
Within one year	￦	290,511	￦	290,511	￦	(39,066)	￦	251,445
From one year to five years		514,243		514,243		(42,951)		471,292
Thereafter		25,960		25,960		(3,171)		22,789

Total	￦	830,714	￦	830,714	￦	(85,188)	￦	745,526

Details of bad debts allowance for finance lease receivables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Within one year	￦	7,312	￦	2,742
From one year to five years		14,414		5,842
Thereafter		208		282

Total	￦	21,934	￦	8,866

Operating Lease

Details of operating lease assets as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Acquisition costs	￦	1,556,762	￦	24,866
Accumulated depreciation		(488,514)		(6,614)

Net balance	￦	1,068,248	￦	18,252

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of future minimum lease payments as of December 31, 2012 and 2011, under operating lease contracts are summarized below:

(in millions of Korean won)	2012		2011
Within one year	￦	364,404	￦	7,381
From one year to five years		347,364		7,153

Total	￦	711,768	￦	14,534

21.	Capital Stock

As of December 31, 2012 and 2011, the Company’s number of authorized shares is one billion.

	2012					2011
	Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Common stock (in millions of Korean won)
Common stock[1]	261,111,808	￦	5,000	￦	1,564,499	261,111,808	￦	5,000	￦	1,564,499

[1]

The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the common stock amount differs from the amount resulting from multiplying the number of shares issued by ￦5,000 par value per share of common stock.

22.	Retained Earnings

Details of retained earnings as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Legal reserve[1]	￦	782,249	￦	782,249
Voluntary reserves		4,911,362		4,911,362
Unappropriated retained earnings		4,952,772		4,526,022

Total	￦	10,646,383	￦	10,219,633

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2012 and 2011, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2012		2011
Investments in associates and joint ventures	￦	(15,251)	￦	(6,811)
Gain or loss on derivatives		(4,626)		(30,254)
Available-for-sale		23,738		11,719
Foreign currency translation adjustment		(2,536)		2,481

Total	￦	1,325	￦	(22,865)

Changes in accumulated other comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(6,811)	￦	(8,819)	￦	379	￦	(15,251)
Gain or loss on derivatives		(30,254)		(129,239)		154,867		(4,626)
Available-for-sale		11,719		15,543		(3,524)		23,738
Foreign currency translation adjustment		2,481		(5,017)		—		(2,536)

Total	￦	(22,865)	￦	(127,532)	￦	151,722	￦	1,325

	2011
(in millions of Korean won)	Beginning		Increase /decrease		Reclassification as gain or loss		Ending
Investments in associates and joint ventures	￦	(1,528)	￦	(3,228)	￦	(2,055)	￦	(6,811)
Gain or loss on derivatives		(58,432)		63,211		(35,033)		(30,254)
Available-for-sale		6,629		6,358		(1,268)		11,719
Foreign currency translation adjustment		(26,039)		10,399		18,121		2,481

Total	￦	(79,370)	￦	76,740	￦	(20,235)	￦	(22,865)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, the Company’s other components of equity are as follows:

(in millions of Korean won)	2012		2011
Treasury stock[1]	￦	(931,132)	￦	(953,608)
Gain(loss) on disposal of treasury stock[2]		(6,797)		23
Share-based payments		3,912		7,455
Others[3]		(409,269)		(551,159)

Total	￦	(1,343,286)	￦	(1,497,289)

[1]	During the current period, the Company disposed of 361,353 shares of treasury stock.
[2]	The amounts directly reflected in equity is ￦2,170 million (2011: (-) ￦7 million) as of December 31, 2012.
[3]	Gain (loss) from transactions with non-controlling shareholders and changes in interest in subsidiaries are included.

As of and December 31, 2012 and 2011, the details of treasury stock are as follows:

	2012		2011
Number of shares		17,476,002		17,897,147
Amounts (In millions of Korean won)	￦	931,132	￦	953,608

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

24.	Share-Based Payments

The details of other share-based payments as of December 31, 2012, are as follows:

Stock Options

Upon exercise, the controlling Company can elect one of the following settlement methods: issuance of new shares, issuance of treasury stock or cash settlement, subject to certain circumstances.

The changes in the number of stock options and the weighted-average exercise price, as of December 31, 2012 and 2011, are as follows:

	2012
	Beginning	Expired	Exercised	Ending	Number of shares exercisable
4th grant	43,153	43,153	—	—	—
KTF-4th	45,749	45,749	—	—	—
Total	88,902	88,902	—	—	—
Weighted-average exercise price (in Korean won)	48,468	48,468	—	—	—

	2011
	Beginning	Expired	Exercised	Ending	Number of shares exercisable
4th grant	43,153	—	—	43,153	43,153
KTF-4th	45,749	—	—	45,749	45,749
Total	88,902	—	—	88,902	88,902
Weighted-average exercise price (in Korean won)	48,468	—	—	48,468	—
Other share-based compensation

The details of stocks grants as of December 31, 2012 and 2011, are as follows:

6th grant
Grant date	2012.05.03
Grantee	CEO, inside directors, outside directors, executives
Estimated number of shares granted at grant date	255,110 shares
Estimated number of shares granted as of December 31, 2011	255,110 shares
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	￦29,300
Total compensation costs (in Korean won)	￦3,912 million
Estimated exercise date (exercise date)	During 2013
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Changes of the number of other share-based payments, as of December 31, 2012 and 2011, are as follows:

	2012
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
5th grant	190,658	—	90,869	99,789	—	—
6th grant	—	255,110	—	—	255,110	—
Total	190,658	255,110	90,869	99,789	255,110	—

	2011
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
4th grant	142,436	—	11,924	130,512	—	—
5th grant	—	190,658	—	—	190,658	—
Total	142,436	190,658	11,924	130,512	190,658	—

[1]	The weighted average price of common stock at the time of exercise during 2012 was ￦28,700 (2011: ￦38,500).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

25.	Operating Revenues

Operating revenues for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Sales of services	￦	19,200,444	￦	16,832,349
Sale of goods[1]		4,589,915		4,439,684

Operating revenues	￦	23,790,359	￦	21,272,033

[1]	Includes revenue from Construction commitment recognized using percentage completion method.

26.	Construction Commitments

The changes in construction contracts as of December 31, 2012, are as follows:

(in millions of Korean won)	Beginning		Increase (decrease)		Gain(loss) from construction		Ending
Kimhae apartment	￦	—	￦	140,657	￦	45,010	￦	95,467
Dajeoun Building		—		23,299		887		22,412

Total	￦	—	￦	163,956	￦	45,897	￦	118,059

Gains or losses from construction in progress as of December 31, 2012, are as follows:

(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Cumulative advance payments
Kimhae apartment	￦	45,010	￦	32,835	￦	12,175	￦	45,747
Dajeoun Building		887		791		96		2,150

Total	￦	45,897	￦	33,626	￦	12,271	￦	47,897

Amounts due from and to customers for contract work as of December 31, 2012, are as follows:

(in millions of Korean won)	Amount due from customers for contract work		Amount due to customers for contract work[1]
Kimhae apartment	￦	—	￦	737
Dajeoun Building		—		1,263

Total	￦	—	￦	2,000

[1]	Recorded as advances received in the statements of financial position.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

27.	Operating Expenses

Operating expenses for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Salaries and wages	￦	3,075,751	￦	2,847,388
Depreciation		2,888,213		2,643,127
Amortization of intangible assets		379,578		312,620
Commissions		1,417,684		1,441,945
Interconnection charges		901,314		1,115,792
Purchase of handsets		4,592,654		4,088,517
Changes of inventories		(260,143)		35,890
Sales commission		2,229,542		1,865,208
Utilities		271,071		262,317
Taxes and Dues		299,491		219,138
Rent		368,036		322,814
Advertising expenses		150,376		172,160
Research and development expenses		153,150		159,935
Others		6,109,762		4,036,773

Total	￦	22,576,479	￦	19,523,624

Details of salaries and wages for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Short-term employee benefits	￦	2,849,113	￦	2,593,424
Post-employment benefits		222,726		247,238
Share-based payment		3,912		6,726

Total	￦	3,075,751	￦	2,847,388

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

28.	Other income and other expenses

Other income as of December 31, 2012 and 2011, consists of:

(in millions of Korean won)	2012		2011
Gains on disposal of property and equipment[1,2,3]	￦	474,384	￦	398,216
Gains on disposal of intangible assets		2,414		3,999
Gains on disposal of investments in associates and joint ventures		126,357		191,209
Gains on contribution of assets		13,554		15,240
Dividend		1,214		16
Others		169,427		166,952

Total	￦	787,350	￦	775,632

[1]

Disposed land and building (carrying amount: ￦93,250 million) for ￦232,000 million to AJU-KTM private funding real-estate investment trust No.1 and leased them in September 2012. The Company recognized gain on disposal of property and equipment of ￦138,750 million and accounted for this as an operating lease.

[2]

Disposed land and building (carrying amount: ￦32,232 million) for ￦144,100 million to K-REALTY CR-REIT 2 and leased them in November 2012. The Company recognized gain on disposal of property and equipment of ￦111,868 million and accounted for this as an operating lease.

[3]

Disposed land and building (carrying amount: ￦171,989 million) for ￦470,347 million K-REALTY CR-REIT 1 and leased them. The Company recognized gain on disposal of property and equipment ￦298,358 million and accounted for this as an operating lease.

Other expense as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Loss on disposal of property and equipment	￦	67,070	￦	110,288
Impairment loss on property and equipment		15,254		18,595
Loss on disposal of intangible asset		1,012		2,471
Loss on disposal of investments in associates and joint ventures		603		577
Impairment loss on investments in associates and joint ventures		—		25,107
Donation		98,995		101,264
Others		133,363		287,954

Total	￦	316,297	￦	546,256

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

29.	Financial Income and Expenses

Details of financial income for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Interest income	￦	202,820	￦	151,162
Foreign currency transaction gain		19,549		43,151
Foreign currency translation gain		265,822		5,847
Gain on settlement of derivatives		2,352		389
Gain on valuation of derivatives		118		63,959
Others		5,705		1,522

Total	￦	496,366	￦	266,030

Details of financial expenses for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Interest expenses	￦	472,491	￦	479,508
Foreign currency transaction loss		16,899		32,980
Foreign currency translation loss		6,568		85,209
Loss on settlement of derivatives		7,804		27,055
Loss on valuation of derivatives		241,358		9,147
Loss on disposal of trade receivables		15,809		—
Others[1]		18,883		3,507

Total	￦	779,812	￦	637,406

[1]	The Company recognized funding obligation to Smart Channel Co., Ltd. as financial liabilities and recognized ￦5,393 million as an expense.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

30.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Deferred tax assets
Deferred tax assets to be recovered within 12 months	￦	260,647	￦	237,586
Deferred tax assets to be recovered after more than 12 months		764,450		787,639

		1,025,097		1,025,225

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(913)		(846)
Deferred tax liability to be recovered after more than 12 months		(548,400)		(618,960)

		(549,313)		(619,806)

Deferred tax assets (liabilities), net	￦	475,784	￦	405,419

The gross movements on the deferred income tax account for the years ended December 31, 2012 and 2011, are calculated as follows:

(in millions of Korean won)	2012		2011
Beginning	￦	405,419	￦	560,880
Charged(credited) to the income statement		65,641		(142,012)
Charged(credited) to other[1] comprehensive income		(7,462)		36,233
Changes in scope of consolidation		12,186		(49,682)

Ending	￦	475,784	￦	405,419

[1]	Only portion from equity attributable to owners of the Parent company is considered.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2012
	Beginning		Income statement		Other comprehensive income[1]		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(37,861)	￦	37,294	￦	270	￦	—	￦	(297)
Available-for-sale financial assets		(12,945)		(90)		1,728		638		(10,669)
Investment in joint venture and associates		(200)		(826)		(669)		43		(1,652)
Depreciation		(82,508)		45,773		6,646		1,118		(28,971)
Deposits for severance benefits		(271,233)		(23,268)		(1,319)		(1,339)		(297,159)
Accrued income		(1,836)		243		—		(61)		(1,654)
Prepaid expenses		(325)		220		—		—		(105)
Reserve for technology and human resource development		(63,491)		(1,079)		—		—		(64,570)
Others		(149,407)		34,516		(26,893)		(2,452)		(144,236)

		(619,806)		92,783		(20,237)		(2,053)		(549,313)

Deferred tax assets
Derivatives		—		30,176		(8,457)		—		21,719
Allowance for doubtful accounts		112,203		18,836		5,129		3,108		139,276
Inventory valuation		594		(292)		—		—		302
Contribution for construction		29,301		(2,169)		—		—		27,132
Accrued expenses		24,408		272		3,022		—		27,702
Provisions		55,238		8,815		(1,741)		321		62,633
Defined benefit liabilities		257,248		16,170		45,733		1,758		320,909
Withholding of facilities expenses		9,389		(528)		—		—		8,861
Accrued payroll expenses		28,670		3,193		—		322		32,185
Deduction of installment receivables		78,880		(67,347)		(9)		—		11,524
Present value discount		34,176		(19,276)		—		—		14,900
Assets retirement obligation		16,283		2,478		—		—		18,761
Gain or loss foreign currency translation		97,632		(77,315)		—		—		20,317
Deferred revenue		51,183		15,645		—		—		66,828
Real-estate sales		6,456		(5,762)		—		—		694
Tax credit carryforwards		80,854		69,480		—		—		150,334
Others		142,710		(19,518)		(30,902)		8,730		101,020

		1,025,225		(27,142)		12,775		14,239		1,025,097

Net balance[2]	￦	405,419	￦	65,641	￦	(7,462)	￦	12,186	￦	475,784

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(in millions of Korean won)	2011
	Beginning		Income statement		Other comprehensive income[1]		Changes in scope of consolidation		Ending
Deferred tax liabilities
Derivative financial assets	￦	(30,854)	￦	(6,178)	￦	(829)	￦	—	￦	(37,861)
Available-for-sale financial assets		12,987		(27,472)		(648)		2,188		(12,945)
Investment in joint venture and associates		(46,995)		46,083		1,076		(364)		(200)
Depreciation		(6,229)		(73,284)		—		(2,995)		(82,508)
Deposits for severance benefits		(189,993)		(83,396)		502		1,654		(271,233)
Accrued income		(702)		(1,105)		—		(29)		(1,836)
Prepaid Expense		(118)		(206)		—		(1)		(325)
Reserve for technology and human resource development		—		(63,491)		—		—		(63,491)
Others		(30,048)		(60,717)		—		(58,642)		(149,407)

		(291,952)		(269,766)		101		(58,189)		(619,806)

Deferred tax assets
Allowance for doubtful accounts		128,040		(20,556)		106		4,613		112,203
Inventory valuation		680		(508)		—		422		594
Contribution for construction		31,188		(1,887)		—		—		29,301
Accrued expenses		28,607		(4,199)		—		—		24,408
Provisions		18,249		36,248		—		741		55,238
Defined benefit liabilities		160,564		58,518		37,418		748		257,248
Withholding of facilities expenses		9,283		106		—		—		9,389
Accrued payroll expenses		49,755		(21,085)		—		—		28,670
Deduction of installment receivables		72,171		6,709		—		—		78,880
Present value discount		23,967		10,208		—		1		34,176
Assets retirement obligation		15,285		998		—		—		16,283
Gain or loss foreign currency translation		81,111		16,524		—		(3)		97,632
Deferred revenue		53,812		(2,629)		—		—		51,183
Real-estate sales		2,940		3,516		—		—		6,456
Tax credit carryforwards		89,386		(8,532)		—		—		80,854
Others		87,794		54,323		(1,392)		1,985		142,710

		852,832		127,754		36,132		8,507		1,025,225

Net balance[2]	￦	560,880	￦	(142,012)	￦	36,233	￦	(49,682)	￦	405,419

[1]	Only the portion from equity attributable to owners of the parent company is considered.
[2]

Deferred tax liabilities, amounting to ￦43,693 million (2011: Deferred tax liabilities of ￦18,711 million) that are related to the tax receivable of certain subsidiaries’ undistributed profit, are not recognized as of December 31, 2012. This undistributed profit is permanently reinvested. As of December 31, 2012, temporary difference of unrecognized deferred tax liabilities is ￦399,339 million (2011: ￦157,263 million).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The tax impacts directly to equity as of December 31, 2012 and 2011, are as follows:

	2012						2011
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	￦	31,433	￦	(7,695)	￦	23,738	￦	12,126	￦	(407)	￦	11,719
Hedge instruments valuation gain (loss)		(6,121)		1,495		(4,626)		(39,883)		9,629		(30,254)
Actuarial gain (loss)		(510,520)		117,754		(392,766)		(324,160)		74,007		(250,153)
Shares of other comprehensive gain(loss) of joint ventures and associates		(15,479)		228		(15,251)		(6,983)		172		(6,811)
Shares of actuarial gain (loss) of joint ventures and associates		(4,328)		523		(3,805)		(250,176)		23		(250,153)
Others		(320,911)		1,323		(319,588)		(317,577)		37,666		(279,911)

Total	￦	(825,926)	￦	113,628	￦	(712,298)	￦	(926,653)	￦	121,090	￦	(805,563)

[1]	Only portion from equity attributable to owners of the parent company is considered.

Details of income tax expenses for the years ended December 31, 2012 and 2011, are calculated as follows:

(in millions of Korean won)	2012		2011
Current income tax expenses	￦	281,613	￦	229,861
Adjustments of the current income tax expenses of prior year		59,775		—
Impact of change in temporary difference		(65,641)		160,126
Impact of change in tax rate		—		(18,114)

Total income tax expense	￦	275,727	￦	371,873

Income tax expense from continued operations		279,518		315,946
Income tax expense for discontinued operations		(3,791)		55,927

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

(in millions of Korean won)	2012		2011
Profit before continuing operations before income tax expenses	￦	1,422,502	￦	1,603,371

Expected tax expense at statutory tax rate	￦	312,530	￦	311,557
Tax effects of
Income not subject to tax		(1,407)		(394,462)
Expenses not deductible for tax purposes		39,136		396,673
Tax credit carryforwards and deductions		(83,311)		(169,057)
Supplementary pay of corporation tax		59,755		—
Changes in unrealizable deferred tax assets		(55,006)		10,188
Deferred tax effects due to changes in tax rates and others		(17,656)		85,146
Others		25,477		75,901

Income tax expenses for continuing operations	￦	279,518	￦	315,946

Average effective tax rate		19.65%		19.71%

31.	Earnings Per Share

Calculation of earnings per share for the years ended December 31, 2012 and 2011, is as follows:

Basic earnings per share from continuing operations is calculated by dividing the profit from continuing operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

Basic earnings per share from continuing operations for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011
Profit from continuing operations attributable to common stock (in millions of Korean won)	￦	1,086,734	￦	1,280,876
Weighted average number of common stock outstanding		243,517,103		243,247,651
Basic earnings per share from continuing operations (in Korean won)	￦	4,463	￦	5,266

Basic earnings per share from discontinued operations is calculated by dividing the profit from discontinued operations attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the period, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Basic earnings per share from discontinued operations for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011

Profit (loss) from discontinued operations attributable to common stock (in millions of Korean won)	￦	(29,687)	￦	165,675
Weighted average number of common stock outstanding		243,517,103		243,247,651
Basic earnings (loss) per share from discontinued operations (in Korean won)	￦	(122)	￦	681

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common stocks outstanding during the year, excluding common stocks purchased by the Company and held as treasury stock (Note 23).

Basic earnings per share for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011
Net income attributable to common stock (in millions of Korean won)	￦	1,057,047	￦	1,446,551
Weighted average number of common stock outstanding		243,517,103		243,247,651
Basic earnings per share (in Korean won)	￦	4,341	￦	5,947

Diluted earnings per share from continuing operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from continuing operations for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011
Profit from continuing operations attributable to common stock (in millions of Korean won)	￦	1,086,734	￦	1,280,876
Adjusted profit from continuing operations attributable to common stock (in millions of Korean won)		1,086,734		1,280,876
Number of dilutive potential common shares outstanding		23,851		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,540,954		243,280,611
Diluted earnings per share from continuing operations (in Korean won)	￦	4,462	￦	5,265

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Diluted earnings per share from continuing operations is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from continuing operations.

Diluted earnings per share from discontinued operations is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share from discontinued operations for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011
Profit from discontinued operations attributable to common stock(in millions of Korean won)	￦	(29,687)	￦	165,675
Adjusted profit from discontinued operations attributable to common stock(in millions of Korean won)		(29,687)		165,675
Number of dilutive potential common shares outstanding		23,851		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,540,954		243,280,611
Diluted earnings per share from discontinued operations (in Korean won)	￦	(122)	￦	681

Diluted earnings per share from discontinued operations is calculated by dividing adjusted profit from discontinued operations attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share from discontinued operations.

Diluted earnings per share is calculated by adjusting the weighted average number of common stocks outstanding to assume conversion of all dilutive potential common stocks. The Company has dilutive potential common stocks from stock options.

Diluted earnings per share for the years ended December 31, 2012 and 2011, is calculated as follows:

	2012		2011
Net income attributable to common stock (in millions of Korean won)	￦	1,057,047	￦	1,446,551
Adjusted net income attributable to common stock (in millions of Korean won)		1,057,047		1,446,551
Number of dilutive potential common shares outstanding		23,851		32,960
Weighted-average number of common shares outstanding and dilutive common shares		243,540,954		243,280,611
Diluted earnings per share (in Korean won)	￦	4,340	￦	5,946

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Diluted earnings per share is calculated by dividing adjusted net income attributable to equity holders of the Company by the sum of the number of common stocks and dilutive potential common stocks. Certain other share-based payments have no dilutive effect and are excluded from the calculation of diluted earnings per share.

32.	Dividends

The dividends paid by the Controlling Company in 2011 and 2012 were ￦586,150 million (￦2,410 per share) and ￦486,602 million (￦2,000 per share), respectively. A dividend in respect of the year ended December 31, 2012, of ￦2,000 per share, amounting to a total dividend of ￦487,445 million, was approved at the shareholders’ meeting on March 15, 2013. These consolidated financial statements do not reflect this dividend payable.

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Korean won)	2012		2011

1. Profit for the year	￦	1,111,450	￦	1,452,019

2. Adjustments to reconcile net income

Income tax expenses		279,518		315,946
Interest income		(387,003)		(325,028)
Interest expense		589,301		588,366
Depreciation		2,918,983		2,671,858
Amortization of intangible assets		388,563		319,875
Provision for severance benefits		218,255		250,576
Bad debt expenses		150,544		168,096
Income or losses from jointly controlled entities and associates		(27,244)		473
Gain or loss on disposal of jointly controlled entities and associates		(125,754)		(190,631)
Impairment loss on jointly controlled entities and associates		3,202		5,107
Gain or loss on disposal of property and equipment		(407,314)		(287,928)
Foreign currency translation gain(loss)		(259,254)		79,189
Gain or loss on valuation of derivatives		246,692		(28,146)
Recognition of deferred revenue		(151,853)		(168,071)
Others		35,996		20,926

3. Changes in operating assets and liabilities

Decrease(increase) in trade receivables		1,839,725		(1,412,493)
Decrease(increase) in other receivables		(528,187)		879,746
Decrease(increase) in loans receivables		47,990		(152,497)
Decrease(increase) in finance lease receivables		131,012		(183,669)
Increase in other assets		(86,957)		(79,175)
Decrease(increase) in inventories		(287,579)		32,113
Increase in trade payables		177,577		98,761
Increase(decrease) in other payables		961,495		(1,077,806)
Increase(decrease) in other liabilities		(194,033)		62,579
Increase(decrease) in provisions		(86,901)		29,365
Increase in deferred revenue		153,038		196,507
Payment of severance benefits		(276,590)		(361,021)

4. Net cash provided by operating activities (1+2+3)	￦	6,434,672	￦	2,905,037

The Company entered into agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented as cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Reclassification of the current portion of bonds payable	￦	1,893,777	￦	1,080,549
Reclassification of construction-in-progress to property and equipment		3,001,026		3,165,808
Reclassification of provision		183,806		—

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

34.	Segment Information

The Company’s operating segments are as follows:

Details	Business service
Telecom & Convergence Customer Group	Telecommunication service to mass customers and convergence business
Global & Enterprise Group	Telecommunication service to global market and enterprise customers and data service
Finance / Rental Business Group	Credit card, loan, lease and others
Others	Security service, and others

Details of each segment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,145,590	￦	442,074	￦	2,220,725
Global & Enterprise		5,365,215		994,575		704,880
Finance/Rental		3,717,180		185,220		181,904
Others		4,671,796		74,711		151,499

		27,899,781		1,696,580		3,259,008
Elimination[1]		(4,109,422)		(482,700)		8,783

Consolidated amount	￦	23,790,359	￦	1,213,880	￦	3,267,791

	2011
(in millions of Korean won)	Operating revenues		Operating income(loss)		Depreciation and Amortization
Telecom & Convergence/Customer	￦	14,580,205	￦	736,905	￦	2,104,118
Global & Enterprise		5,586,612		1,289,020		733,643
Finance/Rental		1,010,502		36,937		16,988
Others		4,091,073		107,773		116,847

		25,268,392		2,170,635		2,971,596
Elimination[1]		(3,996,359)		(422,226)		(15,849)

Consolidated amount	￦	21,272,033	￦	1,748,409	￦	2,955,747

[1]	These include the consolidation adjustments and adjustments for other income and expenses which are included in the operating revenue and operating income reported to the management.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The regional segment information provided to the management for the reportable segments as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets[1]
Location	2012		2011		2012.12.31		2011.12.31
Domestic	￦	23,755,832	￦	21,216,966	￦	19,462,674	￦	17,325,954
Overseas		34,527		55,067		41,525		49,936

Total	￦	23,790,359	￦	21,272,033	￦	19,504,199	￦	17,375,890

[1]	Non-current assets include fixed assets, intangible assets (excluding goodwill) and investment property.

Assets and liabilities of each segments as of December 2011 and 2012, are as follows:

	2012
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,928,347	￦	3,363,384	￦	11,291,731	￦	(808,886)	￦	10,482,845
Trade and other receivables		4,770,573		1,620,451		6,391,024		(513,501)		5,877,523
Short-term loans		—		777,095		777,095		(108,982)		668,113
Inventories		933,217		30,434		963,651		(28,781)		934,870
Other assets		2,224,557		935,404		3,159,961		(157,622)		3,002,339
Non-current		23,236,905		3,389,522		26,626,427		(2,629,773)		23,996,654
Trade and other receivables		1,049,004		51,075		1,100,079		(28,963)		1,071,116
Short-term loans		—		520,604		520,604		(8,017)		512,587
Property, equipment and intangible assets (including investment property)		17,968,132		1,518,492		19,486,624		615,602		20,102,226
Other assets		4,219,769		1,299,351		5,519,120		(3,208,395)		2,310,725

Total assets	￦	31,165,252	￦	6,752,906	￦	37,918,158	￦	(3,438,659)	￦	34,479,499

Liabilities
Current	￦	8,636,281	￦	3,324,814	￦	11,961,095	￦	(713,781)	￦	11,247,314
Trade and other payables		5,768,899		2,064,282		7,833,181		(616,877)		7,216,304
Borrowings		2,061,754		1,123,754		3,185,508		1,135		3,186,643
Other liabilities		805,628		136,778		942,406		(98,039)		844,367
Non-current		7,686,406		2,621,157		10,307,563		(239,890)		10,067,673
Trade and other payables		547,830		168,589		716,419		(15,059)		701,360
Borrowings		6,008,152		2,274,466		8,282,618		(45,884)		8,236,734
Other liabilities		1,130,424		178,102		1,308,526		(178,947)		1,129,579

Total liabilities	￦	16,322,687	￦	5,945,971	￦	22,268,658	￦	(953,671)	￦	21,314,987

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won)	Non-finance		Finance /Rental		Total		Adjustment		Consolidated amount
Assets
Current	￦	7,881,779	￦	2,528,026	￦	10,409,805	￦	(619,146)	￦	9,790,659
Trade and other receivables		5,578,384		1,018,734		6,597,118		(438,204)		6,158,914
Short-term loans		—		774,737		774,737		(76,707)		698,030
Inventories		674,819		18,834		693,653		(18,926)		674,727
Other assets		1,628,576		715,721		2,344,297		(85,309)		2,258,988
Non-current		21,107,577		1,926,449		23,034,026		(739,276)		22,294,750
Trade and other receivables		1,725,299		17,307		1,742,606		(19,191)		1,723,415
Short-term loans		—		505,508		505,508		(14,207)		491,301
Property, equipment and intangible assets (including investment property)		16,908,299		426,605		17,334,904		490,381		17,825,285
Other assets		2,473,979		977,029		3,451,008		(1,196,259)		2,254,749

Total assets	￦	28,989,356	￦	4,454,475	￦	33,443,831	￦	(1,358,422)	￦	32,085,409

Liabilities
Current	￦	7,216,398	￦	2,104,464	￦	9,320,862	￦	(575,737)	￦	8,745,125
Trade and other payables		5,073,663		1,346,855		6,420,518		(530,093)		5,890,425
Borrowings		1,424,182		669,361		2,093,543		18,895		2,112,438
Other liabilities		718,553		88,248		806,801		(64,539)		742,262
Non-current		8,957,066		1,938,607		10,895,673		(93,198)		10,802,475
Trade and other payables		492,446		159,655		652,101		(388)		651,713
Borrowings		7,559,451		1,358,663		8,918,114		(32,000)		8,886,114
Other liabilities		905,169		420,289		1,325,458		(60,810)		1,264,648

Total liabilities	￦	16,173,464	￦	4,043,071	￦	20,216,535	￦	(668,935)	￦	19,547,600

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

35.	Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2012, is described in Note 1.

The related receivables and payables as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012				2011
	Receivables		Payables		Receivables		Payables
Associates	￦	102,023	￦	304,299	￦	96,638	￦	344,298
Joint Ventures		—		—		2,321		154,523

Total	￦	102,023	￦	304,299	￦	98,959	￦	498,821

Significant transactions with related parties for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012				2011
	Operating revenue		Operating Expenses		Operating revenue		Operating Expenses
Associates	￦	111,341	￦	857,506	￦	76,419	￦	870,681
Joint Ventures		10,486		32,647		13,531		55,787

Total	￦	121,827	￦	890,153	￦	89,950	￦	926,468

Key management compensation for the years ended December 31, 2012 and 2011, consists of:

(in millions of Korean won)	2012		2011
Salaries and other short-term benefits	￦	3,166	￦	3,153
Provision for severance benefits		274		270
Stock-based compensation		1,078		1,990

Total	￦	4,518	￦	5,413

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

36.	Financial risk management

(1) Financial risk factors

The Company’s activities expose itself to a variety of financial risks such as changes in foreign exchange rates, interest rates and market prices arising from future commercial transactions and recognized assets and liabilities. The Company’s financial risk management is focused on controlling these risks in its operating and financing activities. The Company uses derivatives to hedge certain financial risk exposures such as fair value risk and cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk unaffecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Shareholders’ equity
2012.12.31	+10%	￦	(65,189)	￦	(52,646)
	–10%		65,189		52,646
2011.12.31	+10%	￦	(57,174)	￦	(50,471)
	–10%		57,174		50,471

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of foreign assets and liabilities of the Company as of December 31, 2012 and 2011, are as follows:

(in thousands of foreign currencies)	2012		2011
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	203,509	2,367,298	209,742	2,299,644
SDR	494	1,130	1,160	744
JPY	657,110	35,102,765	1,080,392	35,446,361
GBP	1	—	7	108
EUR	5,395	2,614	1,239	3,357
DZD	3,770	—	18,714	—
CNY	10,236	197	14,495	700
UZS	7,920,825	38,727,985	13,534,203	44,788,561
IDR	347,447	—	411,687	10,000

(iii) Price risk

As of December 31, 2012 and 2011, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Shareholders’ equity
2012.12.31	+10%	￦	—	￦	4,916
	–10%		—		(4,916)
2011.12.31	+10%	￦	—	￦	10,118
	–10%		—		(10,118)

The analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency bonds payable. Bonds payable in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Bonds payable and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2012 and 2011, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax		Shareholders’ equity
2012.12.31	+ 100 bp	￦	(458)	￦	(264)
	– 100 bp		(5,204)		(5,465)
2011.12.31	+ 100 bp		(1,488)		(345)
	– 100 bp		(13,108)		(14,445)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, maximum exposure to credit risk that are not considered of value of collateral held regarding financial instrument are as follows.

(In millions of Korean won)	2012		2011
Cash equivalents(except cash on hand)	￦	2,030,242	￦	1,433,839
Trade and other receivables[1]		6,948,639		7,882,329
Loans receivable		1,180,700		1,189,331
Finance lease receivables		861,680		736,660
Other financial assets
Financial assets at fair value through the profit or loss		6,407		51,990
Derivative used for hedging		21,348		113,831
Financial instrument		459,792		288,241
Available-for-sale financial assets		10,953		25,829
Held-to-maturity financial assets		8		7
Financial guarantee contracts[2]		213,947		57,369
Performance guarantee contracts[2]		14,490		910

Total	￦	11,748,206	￦	11,780,336

[1]

As of December 31, 2012, the Company is provided with a payment guarantee of ￦892,106 million from Seoul Guarantee Insurance related to the sale of certain accounts receivable arising from the handset sales.

[2]	Total amounts guaranteed by the Company according to the guarantee contracts

3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	7,247,955	￦	686,700	￦	104,857	￦	8,039,512
Finance lease payables		15,826		29,474		—		45,300
Borrowings(including bond payables)		3,620,910		7,575,906		1,878,606		13,075,422
Other non-derivative financial liabilities		—		80,752		—		80,752
Financial guarantee contracts[1]		213,947		—		—		213,947
Performance guarantee contracts[1]		14,490		—		—		14,490

Total	￦	11,113,128	￦	8,372,832	￦	1,983,463	￦	21,469,423

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	￦	5,902,031	￦	662,505	￦	23,487	￦	6,588,023
Finance lease payables		66,635		116,627		—		183,262
Borrowings(including bond payables)		2,546,855		8,144,611		2,139,458		12,830,924
Other non-derivative financial liabilities		—		331,170		—		331,170
Financial guarantee contracts[1]		57,369		—		—		57,369
Performance guarantee contracts[1]		910		—		—		910

Total	￦	8,573,800	￦	9,254,913	￦	2,162,945	￦	19,991,658

[1]

Total amount guaranteed by the Company according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2012.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	1,020,494	￦	1,507,287	￦	41,292	￦	2,569,073
Inflow		949,921		1,550,822		45,093		2,545,836

	2011.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	￦	414,646	￦	1,949,253	￦	42,541	￦	2,406,440
Inflow		436,469		2,038,288		50,053		2,524,810

(2) Disclosure of capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The debt-to-equity ratios as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Total liabilities	￦	21,314,987	￦	19,547,600
Total equity		13,164,512		12,537,809
Debt-to-equity ratio		162%		156%

The Company manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

The gearing ratios as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won, %)	2012		2011
Total borrowings	￦	11,423,377	￦	10,998,552
Less: cash and cash equivalents		(2,054,696)		(1,445,169)
Net debt		9,368,681		9,553,383
Total equity		13,164,512		12,537,809
Total capital		22,533,193		22,091,192
Gearing ratio		42%		43%

(3) Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3)

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The following table presents the Company’s assets and liabilities that are measured at fair value as of December 31, 2012 and 2011:

	2012
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	￦	—	￦	119	￦	—	￦	119
Available-for-sale		49,156		35,361		201,729		286,246
Derivative used for hedging		—		21,348		—		21,348

Total	￦	49,156	￦	56,828	￦	201,729	￦	307,713

Liabilities
Liabilities at fair value through the profit and loss	￦	—	￦	63	￦	3,153	￦	3,216
Derivative financial liabilities		—		112,603		—		112,603

Total	￦	—	￦	112,666	￦	3,153	￦	115,819

	2011
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Assets at fair value through the profit and loss	￦	—	￦	51,990	￦	—	￦	51,990
Available-for-sale		101,183		25,829		134,346		261,358
Derivative used for hedging		—		113,831		—		113,831

Total	￦	101,183	￦	191,650	￦	134,346	￦	427,179

Liabilities
Liabilities at fair value through the profit and loss	￦	—	￦	338	￦	—	￦	338
Derivative financial liabilities		—		6,210		2,258		8,468

Total	￦	—	￦	6,548	￦	2,258	￦	8,806

The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the end of reporting period. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity within the same industry, pricing service, or regulatory agency, and those represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the bid price. These instruments are included in level 1. Instruments included in level 1 comprise listed equity investments classified as available-for-sale.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value of an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes of the financial instrument included in Level 3 for the year ended December 31, 2012, are as follows:

(in millions of Korean won)	Available-for-sale financial assets		Derivative financial liabilities		Financial liability at fair value through profit or loss
Beginning	￦	134,346	￦	2,258	￦	—
Acquisition		9,677		—		3,410
Disposal		(8,104)		(2,258)		—
Total profit
Income for the year		(1,122)		—		(257)
Other comprehensive income		33,679		—		—
Transfer into Level 3 from the cost method		33,253		—		—

Ending	￦	201,729	￦	—	￦	3,153

The details of equity securities measured at historical cost as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
SBSKTSP	￦	25,000	￦	25,000
IBK-AUCTUS Green Growth Private Equity Fund		14,319		10,340
Ustream INC.		11,295		—
MBCKTSPC		11,000		11,000
KBSKTSPC		11,000		11,000
Enterprise DB Corp.		3,013		3,013
Others		67,733		99,544

Total	￦	143,360	￦	159,897

The range of cashflow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

37.	Business Combination

(1) KT Rental Co., Ltd.

On July, 2012, the restriction on controlling power of the Controlling Company under the shareholders’ agreement between the Controlling Company and KRI was resolved, and KT rental was included in the consolidated subsidiaries. These transactions were accounted for in accordance with Korean IFRS 1103, Business Combinations. As a result of applying acquisition method, the Company recognized goodwill of ￦131,426 million.

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities and goodwill at the acquisition date are as follows:

(in millions of Korean won)
Fair value of existing shares before business combination	￦	305,730

Consideration transferred (a)	￦	305,730

Recognized amounts of assets acquired and liabilities assumed[1]
Cash and cash equivalents	￦	23,160
Trade and other receivables		120,964
Loans receivable		49,805
Financial lease receivables		254,264
Other financial assets		1,983
Inventories		779
Tangible assets (rental vehicle, others)		992,516
Intangible assets (orders on hand, customer relationship, others)		69,866
Other assets		34,031
Trade and other payables		(195,933)
Borrowings		(985,790)
Current income tax liabilities		(5,138)
Retirement benefit obligation		(4,065)
Deferred income tax liabilities		(9,151)
Other liabilities		(46,759)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	300,532
Non-controlling interests[2] (c)		126,228

Goodwill (a-b+c)	￦	131,426

[1]	The assets acquired and liabilities assumed are measured at fair value in accordance with Korean IFRS 1103, Business Combination.
[2]	At the date of acquisition, the Company measures any non-controlling interest in KT Rental Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As described in Note 14, the previously held interest in KT Rental Co., Ltd. was measured at fair value, and the Company recognized other income of ￦126,011 million arising from the value measurement on acquisition.

After the acquisition date, the operating revenue and net income for consolidation of KT Rental Co., Ltd. before the elimination of related party transactions with its subsidiaries are ￦368,228 million and ￦11,072 million, respectively. If KT Rental Co., Ltd. was consolidated on January 1, 2012, the operating revenue and net income included in consolidated income statement would have been ￦715,604 million and ￦25,995 million, respectively.

The fair value of trade accounts receivable and others acquired from KT Rental Co., Ltd. is ￦120,964 million, but the full contract value is ￦132,915 million. The uncollectible amounts from these receivables are expected to be ￦11,951 million.

(2) KT Skylife Co., Ltd.

Due to the trend of convergence in the telecommunications and broadcasting market, the Controlling Company needed to obtain control over a broadcasting company to enhance the synergy effects of the resources within the consolidated subsidiaries. On January 27, 2011, the Controlling Company acquired from Dutch Savings Holdings B.V. 5,600,000 of redeemable convertible preferred stock with voting rights and the bonds convertible into 5,600,000 of common stock of KT Skylife Co., Ltd. (formerly “Korea Digital Satellite Broadcasting Co., Ltd.”) for ￦246,400 million, which is engaged in the satellite broadcasting business. Including the potential voting rights, the Controlling Company’s ownership in KT Skylife Co., Ltd. has increased to 53.05% and accordingly, the Controlling Company has control over KT Skylife Co., Ltd. On March 10, 2011, the Controlling Company exercised the conversion right of both redeemable convertible preferred stocks and convertible bonds.

As a result of applying the acquisition method, the Company recognized goodwill of ￦306,303 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Details of the consideration transferred, fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows:

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	￦	246,400
The acquisition-date fair value of the acquirer’s previously held equity interest		280,773

Total transfer price	￦	527,173

The recognized amounts of assets acquired and liabilities assumed[1]
Cash and cash equivalents	￦	78,730
Other financial assets		88,176
Trade and other accounts receivable		140,180
Inventories		5,715
Fixed assets including broadcast equipment and satellite communication facilities		142,641
Intangible assets including broadcast license and customer relationship		305,564
Investments in associates		5,716
Other assets		36,104
Trade and other accounts payable		(130,758)
Borrowings		(164,572)
Provisions for severance benefits		(11,256)
Accrued provisions		(919)
Deferred income tax liabilities		(51,171)
Other liabilities		(26,178)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	417,972

Non-controlling interests[2] (c)		197,102

Goodwill[3] (a-b+c)	￦	306,303

[1]	The assets acquired and liabilities assumed are measured at fair value in accordance with Korean IFRS 1103, Business Combination.
[2]

At the date of acquisition, the Company measures any non-controlling interest in KT Skylife Co., Ltd. at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The amounts include non-controlling interest in Korea HD Broadcasting Corp., the subsidiary of KT Skylife.

The previously held interest in KT Skylife Co., Ltd. was measured at fair value, and the Company recognized other income of ￦187,458 million arising from the fair value measurement on acquisition.

After the acquisition date, the revenue and net income for consolidation of KT Skylife Co., Ltd. before the elimination of intercompany transactions with its subsidiaries are ￦480,468 and ￦26,649 million, respectively. The difference between its revenue and net income from the acquisition date and the revenue and net income if KT Skylife Co., Ltd. had been consolidated from January 1, 2011, included in consolidation is insignificant.

The fair value of trade accounts receivable and other receivables acquired from KT Skylife Co., Ltd. is ￦140,180 million, while the full contract value is ￦168,693 million. The uncollectible amounts from these receivables are expected to be ￦28,513 million.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(3) BC Card Co., Ltd.

KT Capital Co., Ltd., which is a subsidiary of the Controlling Company, acquired common shares with voting right at ￦252,302 million from Woori Bank on October 6, 2011, in order to secure stable management control of BC Card Co., Ltd. and strengthen synergies between the two firms, based on the Board of Directors’ meetings on February 11 and February 23, 2011. By this acquisition, the company’s ownership interests of BC Card Co., Ltd. increased to 38.86%, including ownership which were previously acquired from Citibank. Also, the Company entered into shareholders’ agreement to exercise voting right of 1,349,920 registered common shares of BC Card Co., Ltd. (30.68% of total BC Card Co., Ltd. shares) owned by Vogo-BCC Investment Holdings Co., Ltd. and KGF-BCC LIMITED on March 25, 2011. Based on the shareholders’ agreement and the acquisition of common shares described above, the Company has control of BC Card Co., Ltd. from October 6, 2011(acquisition date).

As a result of applying the acquisition method, the Company recognized goodwill of ￦41,234 million, which is the excess of total consideration transferred over the fair value of the net assets at the acquisition date. The fair value of the net assets at the acquisition date includes the identifiable intangible assets such as customer relationship, which was not previously recognized in the subsidiary’s financial statements.

Details of the consideration transferred, the fair value of the acquired identifiable assets and liabilities, and goodwill at the acquisition date are as follows:

(in millions of Korean won)	Amounts
Consideration transferred (cash and cash equivalents)	￦	257,137
Commitment for dividends payable[1]		39,220
The acquisition-date fair value of the acquirer’s previously held equity interest		8,712

Total consideration transferred (a)	￦	305,069

The recognized amounts of assets acquired and liabilities assumed[2]
Cash and cash equivalents		657,956
Other financial assets		2,046,522
Trade and other accounts receivable		1,307
Fixed assets		242,411
Investment properties		2,845
Intangible assets including customer relationship		165,916
Available-for-sale financial assets		108,170
Other assets		60,942
Trade and other accounts payable		(1,890,937)
Borrowings		(58,000)
Current tax liabilities		(30,942)
Privisions		(25,674)
Provisions for severance benefits		(7,861)
Deferred income tax liabilities		(46,176)
Other liabilities		(568,028)

The net of total amounts of identifiable assets and liabilities measured at fair value (b)	￦	658,451

Non-controlling interests[3] (c)		394,616

Goodwill (a-b+c)	￦	41,234

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]

On June 23, 2010, the Korean Commercial Arbitration Board concluded that BC Card should pay the proceeds from the disposal of the shares of Visa Card to the member banks. Accordingly, the Company recorded the related proceeds to be paid to the member banks as other financial liabilities in the financial statements at the acquisition date.

[2]	Assets and liabilities acquired were measured at fair value in accordance with Korean IFRS 1103 ‘Business Combinations’
[3]

Non-controlling interests in the acquiree on acquisition are measured at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets in the event of liquidation.

After the acquisition date, the revenue and net income for consolidation of BC Card Co,. Ltd. before the elimination of inter-company transactions with its subsidiaries are ￦782,853million and ￦945 million, respectively. If BC Card Co., Ltd. had been consolidated from January 1, 2011, the revenue and net income included in consolidation would have been ￦3,376,113 million and ￦102,459 million, respectively.

38.	Assets Held for Sale and Discontinued Operations

As approved by the Controlling Company’s Board of Directors on August 9, 2012, the Controlling Company decided to sell KT Tech, Inc., its subsidiary, and discontinued the operations related to handset development. The prior period financial statements presented for comparative purposes have been restated in accordance with Korean IFRS 1105, Non-current Assets Held for Sale and Discontinued Operations. Profit or loss arising from net fair value measurement and related income tax effect is reflected in profit or loss from discontinued operations.

As approved by the Controlling Company’s Board of Directors on May 4, 2011, the Controlling Company decided to sell 5,309,189 shares (79.96%) of New Telephone Company, Inc. to Vimpel-Communication and the Controlling Company lost its control of New Telephone Company. Profit or loss arising from net fair value measurement and related income tax effect is reflected in profit or loss from discontinued operations.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Income and loss from discontinued operations for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Revenue	￦	431	￦	32,281
Expense		(35,756)		(31,936)
Income (loss) from discontinued operations before income taxes		(35,325)		345
Income tax expense for discontinued operations		3,791		(2,625)
Income (loss) from discontinued operations		(31,534)		(2,280)
Gain on disposal and fair valuation before income taxes		—		220,176
Income tax expense		—		(53,302)
Gain on disposal and fair valuation after tax		—		166,874
Income (loss) from discontinued operations	￦	(31,534)	￦	164,594

Cash flows from discontinued operations for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012		2011
Cash flows from operating activities	￦	40,017	￦	(4,325)
Cash flows from investing activities		(3,609)		(16,704)
Cash flows from financing activities		(28,243)		(24,615)
Changes in foreign exchange rates		(6)		8,365

Total cash flows	￦	8,159	￦	(37,279)

39.	Satellite Business

As approved by the Company’s Board of Directors on December 1, 2012, the Company established KT Sat Co., Ltd. (the “Spun-off company”) through the simple vertical spin-off. The plan for this spin-off was approved by the Board of Directors on November 23, 2012.

All the related assets, liabilities, other rights and obligations, and employment and legal contracts are transferred to the new satellite business, and both the Company and the spun-off company are jointly and severally liable for the liabilities transferred to the spun-off company.

Assets and liabilities transferred to the spun-off company amount to ￦402,915 million and ￦12,385 million, respectively.

40.	Subsequent Events

The Controlling Company entered into agreements with Olleh KT Seventh Securitization Specialty Co., Ltd. on February 18, 2013, and disposed of its accounts receivable related to handsets.

KT Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As approved by the Company’s Board of Directors on December 1, 2012, the Company established KT Media Hub Co., Ltd. (“the New Company”). The Company will transfer its assets and liabilities to the New Company in 2013.

As approved by the Board of Directors and Shareholders of KT Rental, a consolidated subsidiary on December 27, 2012, and December 17, 2012, KT Rental spun-off its vehicle maintenance business.

Subsequent to December 31, 2012, the Company has issued the unsecured public bonds, as follows:

(in millions of Korean won and thousands of Japanese yen)	Issue date	Face value of bond		Interest rate	Maturity date	Repayment method
KT Telecop Co., Ltd. The 1st unsecured private bond	2013.01.24	￦	30,000	3.43%	2016.01.24	Lump sum payment at maturity
2013 Samurai Bond	2013.01.29	JPY	5,000,000	0.59%	2015.01.29
2013 Samurai Bond	2013.01.29	JPY	18,200,000	0.70%	2016.01.29
2013 Samurai Bond	2013.01.29	JPY	6,800,000	0.86%	2018.01.29